HEXO CORP.

ANNUAL INFORMATION FORM

For the fiscal year ended July 31, 2021

OCTOBER 29, 2021

ANNUAL INFORMATION FORM

In this annual information form ("Annual Information Form" or "AIF"), unless otherwise noted or the context indicates otherwise, the "Company", "HEXO", "we", "us" and "our" refer to HEXO Corp. and its wholly-owned subsidiaries, and the terms "cannabis", "CBD", "client", "licence", "licenced producer", "THC" and "marijuana" have the meanings given to the terms "cannabis", "CBD", "client", "licence", "licenced producer", "THC" and "marihuana" respectively in the Cannabis Act (Canada) (the "Cannabis Act") and the Cannabis Regulations made under the Cannabis Act (the "Cannabis Regulations").

All currency amounts in this AIF are stated in Canadian dollars, unless otherwise noted. All financial information of the Company in this AIF is reported according to International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS").

Unless otherwise noted, all information in this AIF is given as of July 31, 2021.

FORWARD-LOOKING STATEMENTS

This Annual Information Form contains certain "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") which are based upon the Company's current internal expectations, estimates, projections, assumptions and beliefs. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. Such statements can often, but not always, be identified by the use of forward-looking terminology such as "expect," "likely", "may," "will," "should," "intend," or "anticipate", "potential", "proposed", "estimate" and other similar words, and expressions that are predictions or indicate future events and future trends, including negative and grammatical variations thereof, or statements that certain events or conditions "may" or "will" happen, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of fact. Forward-looking statements included in this Annual Information Form are made only as of the date of this Annual Information Form. Forward-looking statements in this Annual Information Form include, but are not limited to, statements with respect to:

• the competitive and business strategies of the Company;

• the intention to grow the business, operations and potential activities of the Company, including entering into joint ventures and leveraging the brands of third parties through joint ventures and partnerships;

• the ongoing expansion of the Company's facilities, its costs and receipt of approval from Health Canada to complete such expansion and increase production and sale capacity;

• the expansion of business activities, including potential acquisitions;

• the expected production capacity of the Company;

• the expected sales mix of offered products;

• the development and authorization of new products, including cannabis edibles and extracts ("cannabis derivatives"), and the timing of launch of such new products;

• the competitive conditions of the industry, including the Company's ability to maintain or grow its market share;

• the Company's Truss joint venture with Molson Coors Canada and Truss CBD USA joint venture with Molson Coors Beverage Company and the future impact thereof;

• the Company's Keystone Isolation Technologies joint venture and the future impact thereof;

• the Company's acquisitions of Redecan, Zenabis and 48North (each as defined herein) and the future impact thereof;

• the expansion of the Company's business, operations and potential activities outside of the Canadian market, including but not limited to the U.S., Europe, Latin America and other international jurisdictions;

• whether the Company will have sufficient working capital and its ability to raise additional financing required in order to continue operations and further develop its business;

• the Company's capital structure and the level and terms of its and its subsidiaries' various indebtedness, including convertible debt securities, the Company's ability to satisfy repayment of such indebtedness in cash where necessary and the potential dilutive effect of the Company being required to issuer a significant number of additional shares upon conversion or redemption of such indebtedness;

• the applicable laws, regulations and any amendments thereof;

• the Company's ability to maintain its status as neither a "passive foreign investment company" within the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended nor an "investment company" within the meaning of the U.S. Investment Company Act of 1940, as amended;

• the grant, renewal and impact of any licence or supplemental licence to conduct activities with cannabis or any amendments thereof;

• the filing of trademark and patent applications and the successful registration of same and the future impact thereof;

• securities class action and other litigation to which the Company is subject;

• the impact of the COVID-19 pandemic on the business and operations of the Company; and

• the performance of the Company's business and operations including the anticipated future gross margins of the Company's operations.

The purpose of forward-looking statements is to provide the reader with a description of management's expectations, and such forward-looking statements may not be appropriate for any other purpose. In particular, but without limiting the foregoing, disclosure in this Annual Information Form under "Description of the Business" as well as statements regarding the Company's objectives, plans and goals, including future operating results, economic performance and patient acquisition efforts may make reference to or involve forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct.

Certain of the forward-looking statements and other information contained herein concerning the cannabis industry and its adult-use and medical markets and the general expectations of HEXO concerning the industry and the Company's business and operations are based on estimates prepared by HEXO using data from publicly available governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of the cannabis industry which HEXO believe to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, such data are inherently imprecise. While HEXO is not aware of any misstatement regarding any industry or government data presented herein, the cannabis industry and still evolving  adult-use market involves risks and uncertainties that are subject to change based on various factors.

Forward-looking statements are subject to numerous risks and uncertainties, including those relating to the Company's ability to execute its business plan, renew required permits and licences and related regulatory compliance matters, and other factors described in this Annual Information Form under "Risk Factors". Although the Company has based forward-looking statements contained in this Annual Information Form on assumptions that it believes are reasonable, it cautions the reader that actual results and developments (including the Company's results of operations, financial condition and liquidity, and the development of the industry in which the Company operates) may differ materially from those made or suggested by the forward-looking information contained herein.

Certain assumptions made in preparing the forward-looking statements contained in this document include:

•  the Company's ability to implement its growth strategies, including through an effective integration of acquisitions;

• the Company's ability to complete additional expansion of its facilities on time and on budget;

• the Company's competitive advantages;

•  the development of new products and product formats for the Company's products;

•  the Company's ability to manage its indebtedness as required;

•  the Company's ability to obtain and maintain financing or to re-finance existing indebtedness on acceptable terms, as necessary;

•  the impact of competition;

•  the changes and trends in the cannabis industry;

•  changes in laws, rules and regulations;

•  the Company's ability to maintain and renew required licences;

•  the Company's ability to maintain good business relationships with its customers, distributors and other strategic partners;

•  the Company's ability to keep pace with changing consumer preferences;

•  the Company's ability to protect intellectual property;

•  the Company's ability to manage and integrate acquisitions;

•  the Company's ability to retain key personnel; and

•  the absence of material adverse changes in the industry or Canadian or global economy, including as a result of the COVID-19 pandemic.

A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. You should not place undue reliance on forward-looking statements contained in this Annual Information Form. In addition, even if results and developments are consistent with the forward-looking statements contained in this document, those results and developments may not be indicative of results or developments in subsequent periods. Such forward-looking statements are made as of the date of this Annual Information Form. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The Company's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated under the Business Corporations Act (Ontario) (the "OBCA") on October 29, 2013 as BFK Capital Corp. ("BFK"). On March 15, 2017, the Company filed articles of amendment under the OBCA to consolidate the issued and outstanding common shares in the capital of the Company (the "Common Shares") and to change its name to "The Hydropothecary Corporation". On August 29, 2018, the Company filed articles of amendment under the OBCA to change its name to "HEXO Corp." On December 17, 2020, the Company filed articles of amendment under the OBCA to consolidate the issued and outstanding Common Shares on a four-to-one basis.

The Company's head office is located at 120 Chemin de la rive, Gatineau, Québec, J8M 1V2. The Company's registered office is located at 500 College Street East, Belleville, Ontario, K8N 4Z6.

Intercorporate Relationships

As of the date of this Annual Information Form, the Company has five direct, wholly-owned direct subsidiaries, namely HEXO Operations Inc. ("HEXO Operations" or "HOI"), HEXO USA Inc. ("HEXO USA"), Zenabis Global Inc. ("Zenabis"), 5048963 Ontario Inc. ("Redecan") and 48North Cannabis Corp. ("48North"). Zenabis was acquired by the Company in June 2021, while Redecan and 48North were acquired subsequent to the end of the Company's fiscal year ended July 31, 2021, in August 2021 and September 2021 respectively.

The following chart illustrates, as of the date of this AIF, the Company's corporate structure with these wholly-owned subsidiaries, including the jurisdiction of incorporation of each such subsidiary (certain of these subsidiaries in turn have one or more subsidiaries as depicted elsewhere in this AIF):

Through HEXO Operations, the Company owns interests in certain associates and joint ventures as follows:

(a) a 42.5% interest in Truss Limited Partnership ("Truss"), a limited partnership formed under the laws of Ontario for the Company's joint venture with Molson Coors Canada, as well as a 42.5% interest in the related general partner of Truss, Truss Beverage Company Limited (see "General Development of the Business - Three Year History - Joint Ventures - Molson Coors Canada - Truss");

(c) a 25% interest in Belleville Complex Inc., a corporation formed under the laws of Canada with Olegna Holdings Inc. for the ownership of the Company's facility in Belleville, Ontario (see "General Development of the Business - Three Year History - Facilities");

(d) a 60% interest in Neal Up Brands Inc., a corporation formed under the laws of Ontario for the Company's joint venture with Neal Brothers Inc. (see "General Development of the Business - Three Year History - Newstrike Acquisition"); and

(e) a 60% interest in Keystone Isolation Technologies Inc. ("KIT"), a corporation formed under the laws of Ontario for the Company's joint venture with Chroma Global Technologies Ltd. (see "General Development of the Business - Three Year History - Joint Ventures - Keystone Isolation Technologies Inc.").

In addition, through HEXO USA, the Company owns an interest in the following joint venture and wholly-owns indirectly the following subsidiary:

(a) a 42.5% interest in Truss CBD USA, a limited liability company formed under the laws of Colorado for the Company’s joint venture with Molson Coors Beverage Company (see “General Development of the Business - Three Year History - Joint Ventures - Molson Coors - Truss CBD USA”);

(b) a 100% interest in Keystone Isolation Technologies USA LLC (“KIT USA”), a limited liability company formed under the laws of Delaware for the Company’s anticipated joint venture with Chroma Global Technologies Ltd. (see “General Development of the Business - Three Year History - Joint Ventures - Keystone Isolation Technologies USA LLC”).

GENERAL DEVELOPMENT OF THE BUSINESS

Three-Year History

Introduction

The Company is in the business of producing, marketing and selling cannabis from its facilities in Québec, Ontario, British Columbia, Nova Scotia and New Brunswick.

The business of the Company was formed when BFK, which had completed an initial public offering as a Capital Pool Company under Policy 2.4 of the TSX Venture Exchange (the "TSXV") on November 12, 2014, acquired all of the issued and outstanding common shares of The Hydropothecary Corporation ("Predecessor THCX") on March 15, 2017 pursuant to a three-cornered amalgamation which was BFK's "Qualifying Transaction" under Policy 2.4 of the TSXV (the "Qualifying Transaction").

Predecessor THCX had been formed in August 2013 for the purpose of seeking a licence under the regulatory regime for cannabis for medical purposes introduced by Health Canada in 2013, the Marihuana for Medical Purposes Regulations (the "MMPR"), and developing a premium brand and offering a suite of products and services for this new market. In November 2014, Predecessor THCX acquired 167151 Canada Inc. ("167 Canada"), which had received a licence under the MMPR in March 2014 to produce, possess and destroy cannabis for medical purposes. Through 167 Canada as its wholly-owned subsidiary, Predecessor THCX commenced commercial production and sales of legal cannabis for medical purposes in Canada. Predecessor THCX had its first harvest on October 8, 2014.

In connection with the completion of the Qualifying Transaction, the Company consolidated the issued and outstanding Common Shares prior to acquiring the common shares of Predecessor THCX and changed its name to "The Hydropothecary Corporation". As a result of the Qualifying Transaction, the Company met the TSXV's listing requirements and the Common Shares commenced trading on the TSXV under the symbol "THCX" on March 21, 2017.

The Company graduated from the TSXV to the Toronto Stock Exchange (the "TSX") in June 2018 and the Common Shares commenced trading on the TSX under the symbol "HEXO" on June 22, 2018.

The Company completed a dual U.S. stock exchange listing on the NYSE American LLC (the "NYSE-A") in January 2019 and the Common Shares commenced trading on the NYSE-A under the symbol "HEXO" on January 23, 2019. The Company subsequently transferred the listing of the Common Shares from the NYSE-A to the New York Stock Exchange (the "NYSE") in July 2019 and the Common Shares commenced trading on the NYSE under the symbol "HEXO" on July 16, 2019. On December 17, 2020, the Company completed a consolidation of all of its issued and outstanding Common Shares on the basis of four (4) old Common Shares for one (1) new Common Share (the "Share Consolidation") in order to regain compliance with the NYSE's US$1.00 share price continued listing standard, which the Company ceased to comply with in April 2020 due to the average closing price of the Common Shares on the NYSE having fallen below US$1.00 for a consecutive 30 trading-day period. As a result of the Share Consolidation, the Company's issued and outstanding Common Shares were reduced from 488,650,748 to approximately 122,162,687 (disregarding the treatment of any resulting fractional shares), and the exercise or conversion price and the number of Common Shares issuable under the Company's outstanding common share purchase warrants, convertible debentures, stock options and other securities exercisable for or convertible into Common Shares were proportionately adjusted to reflect the Share Consolidation in accordance with the respective terms thereof. The Company subsequently transferred its U.S. stock exchange listing from the NYSE to the Nasdaq Capital Market ("Nasdaq") effective August 24, 2021, continuing to trade under the symbol "HEXO".

The Company has experienced rapid growth over the last three years as the cannabis industry experienced the legalization of adult-use recreational cannabis in October 2018 and the legalization of cannabis derivatives in October 2019. This period has been marked by significant expansion of the Company's facilities, strategic acquisitions, investments and joint ventures, including the acquisitions of Newstrike Brands Ltd. ("Newstrike") in May 2019, Zenabis in June 2021, Redecan in August 2021 and 48North in September 2021, in addition to a number of equity and debt financings, all as described below, as the Company sought to build the infrastructure and capabilities necessary for growth, obtain necessary cultivation and sales licences, develop and expand its product offerings and expand its sales and distribution channels and develop market share, including through acquisitions.

Facilities

The Company's operations started at its Gatineau, Québec location, which was initially acquired when Predecessor THCX purchased 167 Canada. The Company's main cultivation facility is located at the Gatineau location and over the past few years, the Company has significantly expanded capacity at the facility, adding additional lands and a 250,000 sq. ft. greenhouse completed in June 2018 and a 1 million sq. ft. greenhouse completed in December 2018.

The Company expanded its facilities in September 2018 by acquiring an interest in an initially configured 2,004,000 sq. ft. facility in Belleville, Ontario to serve as its centralized processing, manufacturing and distribution centre. With its centralized location, conveniently located along primary shipping routes in Ontario, the facility enables the Company to process and distribute products and fulfil commitments across Canada, delivering on the Company's national expansion strategy, and provides capacity for the manufacturing of advanced cannabis products, including cosmetics, vapes, non-alcoholic beverages and other edibles. The facility now serves as the Company's main production facility for processing, extraction and packaging, and the manufacturing of cannabis derivative products. The space also supports the Company's product development and partnering model, as its scalability, flexibility and location are well suited  to deliver on intended future joint ventures with Fortune 500 companies for cosmetics, edibles, vapes, and other products containing cannabis, positioning it to become a centre of excellence for all of HEXO's joint ventures. The Company's Truss joint venture with Molson Coors Canada has been located within this facility and was previously  operated through HEXO's Cannabis Infused Beverages division ("HEXO CIB") prior to Truss obtaining its own independent licence from Health Canada.

The Belleville facility is owned by Belleville Complex Inc., which is majority owned by Olegna Holdings Inc., a corporation controlled by a director of the Company. In addition to initially leasing approximately 579,000 sq. ft. of space in the building under a long-term lease, HEXO acquired a 25% interest in Belleville Complex Inc. from Olegna Holdings Inc. The facility now comprises 932,190 sq. ft. of leased commercial space within a larger approximately 1.5 million sq. ft. industrial facility, with rights of first offer and first refusal to lease the remaining space in the facility. Truss, the Company’s venture with Molson Canada, operates at this facility and subleases 183,600 sq. ft. of this space from the Company.

The Company acquired additional facilities in May 2019 when it acquired Newstrike, which was the parent company of Up Cannabis Inc. (“Up Cannabis”), a Canadian-licensed producer of medical and recreational cannabis. With the purchase of Newstrike, the Company acquired Newstrike’s cultivation facilities in Niagara and Brantford, Ontario.(respectively the “Niagara Facility” and the “Brantford Facility”).  The Company subsequently sold the Niagara Facility in June 2020 after concluding that its production capacity was no longer required following a strategic review of its cultivation assets in March 2020. Subsequent to July 31, 2021, management decided to wind down operations at the Brantford Facility and relocate research and development activities to the Gatineau Facility, with cessation of operations being in order to realize synergistic cost savings given the Company's ability to consolidate all research and development activities at the Gatineau Facility. As of the date of this AIF, the Company has significantly completed ending its operations at the Brantford Facility.

The Company's facilities were further expanded in June 2021 when it acquired Zenabis, a Canadian-licensed producer of medical and recreational cannabis. With the purchase of Zenabis, the Company acquired Zenabis's cultivation facilities in Atholville, New Brunswick (the "Atholville Facility") and Stellarton, Nova Scotia (the "Stellarton Facility"), as well as a facility leased by Zenabis in Langley, British Columbia (the "Langley Facility"). As of the date of this AIF, the Company has significantly completed ending its operations at the Langley Facility, with cessation of operations being in order to realize synergistic cost savings as intended on acquisition.

Subsequent to the end of the Company's fiscal year ended July 31, 2021, the Company's facilities were further expanded when it acquired Redecan in August 2021 and 48North in September 1, 2021, both Canadian-licensed producers of medical and recreational cannabis. With the purchase of Redecan, the Company acquired Redecan's cultivation facilities in Fenwick, Hagersville and Ridgeville, Ontario (respectively the "Fenwick Facility", the "Hagersville Facility" and the "Ridgeville Facility"), and with the purchase of 48North, the Company acquired 48North's cultivation facilities in Sesekinika, Brantford and Brant County, Ontario (respectively the "Sesekinika, Facility", the "Good House Facility" and the "Good Farm Facility").

Health Canada Licensing

The Company is licenced to produce and sell cannabis and cannabis products as a licenced producer under the provisions of the Cannabis Regulations.

The Company received its initial licence when Predecessor THCX was issued a licence under the MMPR for the Gatineau facility to cultivate cannabis for medical purposes through 167 Canada in March 2014, which was subsequently amended in May 2015 to permit it to sell cannabis for medical purposes. The MMPR were replaced by the Access to Cannabis for Medical Purposes Regulations ("ACMPR") in August 2016 and subsequently replaced by the Cannabis Regulations on October 17, 2018.

The Company's licence for the Gatineau facility (the "Gatineau Licence"), which is issued to HEXO Operations, has been renewed and amended several times over the last few years as the Gatineau facility has expanded and new activities have been licenced. The Gatineau Licence was most recently renewed on April 7, 2020 and has a term ending on April 7, 2023. The Gatineau Licence currently covers standard cultivation, standard processing and sale for medical purposes, and permits the production, sale, possession, shipping, transportation, delivery and destruction of fresh cannabis, dried cannabis, cannabis plants, cannabis plant seeds, cannabis oil, cannabis topicals, cannabis extracts and edible cannabis,, all as set out therein, in accordance with the Cannabis Act and the Controlled Drugs and Substances Act (the "CDSA"). The Gatineau Licence covers all six  of the buildings at the Gatineau facility and authorizes unlimited production of cannabis.

Since October 17, 2019, the Company has submitted over 1,623 Notices of New Cannabis Products to Health Canada as per section 244 of the Cannabis Regulations. These include both HEXO and Truss products.

On October 25, 2019, the Company also obtained a research and development licence from Health Canada (the "HEXO R&D Licence") for the Gatineau facility. The HEXO R&D Licence expands the scope of work that can be conducted on cannabis and its derivatives at the Gatineau facility. On August 27, 2020, HC amended the HEXO R&D Licence by adding the Vaughan and Belleville site to the licence. The HEXO R&D Licence expires on October 25, 2024.

The Company obtained two additional Health Canada licences through its acquisition of Newstrike in May 2019. These licences were issued to Newstrike's subsidiary, Up Cannabis, for the Brantford Facility (the "Brantford Licence") and its facility in Niagara, Ontario (the "Niagara Licence"). The Niagara facility was subsequently sold in June 2020, at which time the Niagara Licence was revoked. The Brantford Licence was most recently renewed on December 6, 2019 and has a term ending on December 6, 2022. Subsequent to July 31, 2021, management decided to wind down operations at the Brantford facility and relocate research and development   activities to the Gatineau Facility, with cessation of operations being in order to realize synergistic cost savings given the Company's ability to consolidate all research and development activities at the Gatineau Facility. As of the date of this AIF, the Company has significantly completed ending its operations at the Brantford Facility.

The Company obtained an initial licence for its Belleville facility (the "Belleville Licence") on October 25, 2019. The Belleville Licence was initially a processor license authorizing standard processing and sale of cannabis for medical purposes. The Belleville Licence was amended on May 29, 2020 to authorize the sale of dried and fresh cannabis, cannabis extracts, cannabis topicals and edible cannabis products. The Company expects this amendment will allow it to achieve greater economies of scale, expand roll out of 2.0 products and continue on its national expansion strategy. The Belleville Licence amendment also encompassed the expansion of the licensed area to include the beverage production area dedicated to the Company's Truss joint venture with Molson Coors Canada prior to it obtaining its own separate licensing. The Belleville Licence was renewed effective October 21, 2020 and has a term ending on October 21, 2023. On August 27, 2020, the HEXO R&D Licence was amended to include research and development at the Belleville facility, as well as the Company's planned facility in Vaughan, Ontario.

The Company obtained three additional  Health Canada licences through its acquisition of Zenabis in June 2021 which have been granted for the Atholville Facility (the "Atholville Licence"), the Langley Facility (the "Langley Licence") and the Stellarton Facility (the "Stellarton Licence"). The Atholville Licence covers standard cultivation, standard processing and sale for medical purposes, was issued on July 12, 2021 and expires July 12, 2024. The Stellarton Licence covers standard cultivation and standard processing, was issued on May 29, 2020 and expires on March 1, 2022. The Langley Licence covers standard cultivation and standard processing, was issued on December 13, 2019 and expires on August 2, 2022. In addition, a research and development licence has been granted effective December 14, 2020 (the "Zenabis R&D License") to conduct activities at the Atholville and Stellarton sites, which expires on December 10, 2025. The Langley facility was effectively decommissioned on October 29, 2021.

Subsequent to the end of the Company's fiscal year ended July 31, 2021, the Company obtained six additional  Health Canada licences through its acquisitions of Redecan and 48North. The three Redecan licences have been granted for the Fenwick Facility (the "Fenwick Licence"), the Hagersville Facility (the "Hagersville Licence") and the Ridgeville Facility (the "Ridgeville Licence"). The Fenwick Licence covers standard cultivation, standard processing and sale for medical purposes, was issued on September 25, 2020, and expires September 25, 2023. The Hagersville Licence covers standard cultivation, was issued on May 1, 2020, and expires May 1, 2023. The Hagersville Licence was amended shortly after the Redecan acquisition to add indoor zones for the purpose of activities ancillary to cultivation on October 7, 2021. The Ridgeville Licence covers standard cultivation, standard processing and sale for medical purposes, was issued on June 26, 2020, and expires June 26, 2023.

The three 48North licences have been granted for the Sesekinika  Facility (the "Sesekinika Licence"), the Good House Facility (the "Good House Licence") and the Good Farm Facility (the "Good Farm Licence"). The Sesekinika Licence covers standard cultivation, standard processing and sale for medical purposes, was issued on August 10, 2021 and expires August 10, 2024. The Good House Licence covers standard cultivation, standard processing and sale for medical purposes, was issued on October 5, 2021 and expires October 5, 2026. The  Good Farm Licence covers standard cultivation, was issued on September 11, 2020,  and expires May 17, 2022.

Supply Channels

As the first licenced producer based in Québec, the Company's initial focus was on building a leadership position in Québec for supplying its legalized adult-use market. In April 2018, the Company entered into a commercial agreement with the Société des alcools du Québec (the "SAQ") to be the preferred supplier of cannabis products for the Québec market for the first five years post-legalization of the adult use market, with an option to extend the term for an additional year. Under the agreement, the Company was slated to supply 20,000 kg of products in the first year of the agreement and expected to supply 35,000 kg in the second year and 45,000 kg in the third. The volumes for the final two years of the agreement were to be established based on performance and forecasting in the third year. The supply arrangement covers the full range of the Company's products and brands, from flowers to cannabis oil. During the first year of the agreement, HEXO supplied approximately 10,000 kg under the agreement, while it supplied approximately 22,000 kg during the second year. While the Company did not achieve the expected sales during the first three years of the agreement, it remains a preferred supplier of the Société québécoise du cannabis ("SQDC") with an approximately 11% market share based on volume and is working on expanding its product offerings with the SQDC based on consumer demands and as the SQDC continues the roll-out of its retail distribution channels. Based on the Company's belief that any exercise of committed purchase features for a larger amount during the first year of the agreement would have been short sighted, by amendment effective on January 17, 2020, the Company contractually relieved the SQDC of any obligation to purchase the full outstanding commitment. While the Company did not achieve the expected volumes for the first three years, it met its goal of achieving a strong market share in Québec and has remained a preferred supplier to the SQDC since then.

While the Company continues to strive towards maximizing its annual sales with the SQDC, as of the date of this AIF, based on current market conditions which include but are not limited to, fewer brick and mortar SQDC stores than originally scheduled for initial rollout (with the target of 100 stores expected by the SQDC by the month of March 2023) and evolving and more restrictive provincial regulation over cannabis consumption, the Company did not achieve the previously anticipated 45,000 kg in the third year of legalization under its contract with the SQDC. As previously disclosed by the Company, this amount is a non-binding target and there are no requirements for the SQDC to purchase this amount. Until there is greater clarity and stability of market conditions, it is difficult for the Company to predict with any degree of certainty what sales levels may be expected or achieved in the fourth and fifth years under its contract with the SQDC, even more so where volumes are to be established on the basis of performance and forecasting in the third year. In any event, the Company remains a preferred supplier of the SQDC as it continues to expand its product offerings and achieve maximum sales based on the demands of consumers, maintain market leadership and the current and evolving market.  The Company currently supplies the SQDC with HEXO, HEXO Plus, and Original Stash products as well as Truss beverage products through Truss.

In addition, and separate from the five-year supply contract the Company has with the SQDC, the Company also holds a distribution agreement with the SQDC under which it manages, with Metro Supply Chain Group Inc., the warehouse and distribution of products from all licensed producers who have contracts with the SQDC for all direct-to-consumer shipments within the Province of Quebec for Québec adult-use orders placed through the SQDC's online webstore. In consideration for its services in managing the warehouse and distribution of these products under the agreement, the Company earns management fees from the SQDC.

Having established a strong position in Québec, the Company has  continuously focused on expanding its supply channels for the legalized adult-use market within both public and private sector channels across Canada. While the Company has supply agreements with the Alberta Gaming and Liquor Commission, the Ontario Cannabis Retail Corporation, the British Columbia Liquor Distribution Branch and the Newfoundland and Labrador Liquor Corporation, through  the acquisition of Zenabis, 48North and Redecan it acquired further supply agreements and arrangements with the Yukon Liquor Commission and the Manitoba Liquor and Lotteries Corporation. As of the date of this AIF, HEXO has established supply channels within ten provinces and one territory through supply agreements and arrangements with the government-run and/or private retailers.

Newstrike Acquisition

On May 24, 2019, the Company acquired all of the issued and outstanding shares of Newstrike in exchange for Common Shares through a plan of arrangement. Newstrike was the parent company of Up Cannabis, a Canadian-licensed producer of medical and recreational cannabis. As a result of the Newstrike acquisition: (i) Newstrike became a wholly-owned subsidiary of HEXO, as a result of which all of the property and assets of Newstrike and its subsidiaries became indirectly held by HEXO; (ii) the Company acquired certain material supply agreements and arrangements, including with the Alberta Gaming and Liquor Commission, the Ontario Cannabis Retail Corporation, the British Columbia Liquor Distribution Branch and Cannabis N.-B. Ltée / Cannabis NB Ltd.; (iii) the Company acquired Newstrike's facilities in Niagara and Brantford, Ontario; and (iv) the Company acquired a 60% interest in Neal Up Brands Inc. ("Neal Up Brands"), a joint venture with Neal Brothers Inc. to create to create a co-branded specialty food products company to develop, market and sell cannabis edibles.

Prior to the completion of the Newstrike acquisition, Newstrike had outstanding a class of warrants to purchase Newstrike common shares which were listed for trading on the TSXV under the symbol "HIP.WT.A" and which expire on June 19, 2023 (the "Listed Newstrike Warrants"). The Listed Newstrike Warrants continue to trade on the TSXV under the same symbol until the earliest to occur of their exercise, expiry or delisting, and are now exercisable for Common Shares based on the exchange ratio under the transaction.

The Newstrike acquisition constituted a "significant acquisition" for the Company under the significance tests set out in Part 8 of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102"). As a result, the Company filed a business acquisition report in respect of the acquisition on August 7, 2019, and amended and restated business acquisition reports on September 25, 2019 and October 9, 2019. The reports are available under the Company's profile on SEDAR at www.sedar.com.

Newstrike, together with its subsidiaries and certain other entities affiliated with HEXO, was amalgamated into HEXO Operations effective August 1, 2019. In addition, the Company subsequently sold Newstrike's Niagara facility in June 2020 after concluding that its production capacity was no longer required following a strategic review of its cultivation assets in March 2020.

Zenabis Acquisition

On June 1, 2021, the Company acquired all of the issued and outstanding shares of Zenabis in exchange for Common Shares through a plan of arrangement. In addition, all warrants, convertible debt and stock options and other incentive securities of Zenabis became subject to adjustment in accordance with their terms to ultimately become exercisable to receive Common Shares based on the exchange ratio under the transaction. As a result, the Company issued 17,579,336 Common Shares to the former shareholders of Zenabis and reserved an additional 7,124,788 Common Shares for issuance upon exercise of warrants, convertible debt and stock options and other incentive securities of Zenabis. As a result of the Zenabis acquisition: (i) Zenabis became a wholly-owned subsidiary of HEXO, as a result of which all of the property and assets of Zenabis and its subsidiaries became indirectly held by HEXO; (ii) the Company acquired certain supply agreements and arrangements, including with the Yukon Liquor Commission and the Manitoba Liquor and Lotteries Corporation; and (iii)  the Company acquired Zenabis' Atholville Facility and Stellarton Facility, as well as Zenabis' lease of the Langley Facility.

Prior to the completion of the Zenabis acquisition, Zenabis had outstanding a class of warrants to purchase Zenabis common shares which were listed for trading on the TSX under the trading symbol "ZENA.WT" and which expire on April 17, 2022 (the "Listed Zenabis Warrants"). The Listed Zenabis Warrants continue to trade on the TSX but under the symbol "HEXO.WT" until the earliest to occur of their exercise, expiry or delisting, and are now exercisable for Common Shares based on the exchange ratio under the transaction.

Zenabis is a vertically integrated cannabis company. It has three direct wholly owned subsidiaries, Zenabis Investments Ltd ("ZenInv"), ZGI Acquisition Corp. ("ZGI") and Bevo Agro Inc. ("Bevo"), and one majority-owned, direct subsidiary, ZenPharm Limited ("ZenPharm"). Zenabis primarily operates its cannabis business through an indirect, wholly-owned subsidiary, Zenabis Operations Ltd. ("ZenOps"), which itself directly wholly owns two subsidiaries, Zenabis Ltd. ("ZenLtd") and Vida Cannabis (Canada) Ltd. ("Vida").

The Atholville Licence and Langley Licence were issued to ZenLtd, while the Stellarton Licence was issued to Vida. Health Canada issued a license to ZenLtd covering the Langley Facility for the cultivation of hemp for industrial purposes in the form of flowering heads, leaves, branches, , effective April 23, 2021 and expiring April 23, 2026 (the "Hemp License"). In addition, the Zenabis R&D License, covering research and development activities conducted at the Atholville Facility, the Stellarton Facility and the Stellarton Facility, was issued to ZenLtd by Health Canada on December 14, 2020 and expires on December 10, 2025.

The following chart illustrates, as of the date of this AIF, Zenabis' corporate structure (of which, unless otherwise noted, the percentage of voting securities owned by the Company is 100%):

Further information regarding the Zenabis acquisition is included in the information circular that Zenabis prepared in connection with the special meeting of its shareholders to seek shareholder approval for the transaction. Copies of the information circular and the arrangement agreement in respect of the Zenabis acquisition are available under Zenabis' profile on SEDAR at www.sedar.com.

The Zenabis acquisition is not considered a significant probable acquisition under the significance tests set out in Part 8 of NI 51-102.

Redecan Acquisition

Subsequent to the end of the Company's fiscal year ended July 31, 2021, on August 31, 2021, the Company acquired all of the outstanding shares of Redecan for a purchase price of $925.0 million payable in cash and Common Shares. Redecan was Canada's largest privately-owned licensed producer, with leading market share across a number of categories, co-founded by Pete Montour, Will Montour and Richard Redekop. With the co-founders having over 30 years' experience in agriculture, Redecan's proprietary growing methods are one-of-a-kind and are continually refined through the use of advanced technologies. As a result of the Redecan acquisition: (i) Redecan became a wholly-owned subsidiary of HEXO, as a result of which all of the property and assets of Redecan and its subsidiaries became indirectly held by HEXO and(ii) the Company acquired Redecan's Fenwick Facility, Hagersville Facility and Ridgeville Facility.

Under the terms of the share purchase agreement for the acquisition (the "Redecan Share Purchase Agreement"), the $925.0 million purchase price was paid to the Redecan shareholders through $400.0 million in cash and $525.0 million in Common Shares issued at a price of $7.53 per share, representing the five trading day-period volume-weighted average price of the Common Shares on the TSX as of the close of Canadian markets on May 27, 2021, for 69,721,115 Common Shares. In addition to restrictions under applicable securities laws, resale of these consideration shares by the Redecan shareholders is restricted by a 24-month hold contractual hold period during which, subject to certain exceptions, each Redecan shareholder is entitled to sell a maximum of 1/24th of the initial amount of such Redecan shareholder's consideration shares received. Furthermore, the Redecan shareholders have agreed to be bound by customary standstill provisions for an 18-month period, during which such shareholders have agreed to support HEXO's management and board of directors.

In connection with the closing of the Redecan acquisition, the Company entered into an investor rights agreement (the "Investor Rights Agreement") with certain Redecan shareholders to provide for certain customary governance rights, including limited demand and piggyback registration rights. The Redecan shareholders are also be bound by customary non-competition and non-solicitation covenants in favour of HEXO and Redecan following the closing of the acquisition.

Pursuant to the terms of the Redecan Share Purchase Agreement and the Investor Rights Agreement, Peter James Montour was appointed a director of the Company effective September 1, 2021.

The Redecan acquisition was an arm's length transaction and was not with an "informed person" (as such term is defined in Section 1.1 of NI 51-102), associate or affiliate of HEXO. No valuation opinion of Redecan was obtained in the last 12 months by HEXO or, to the Company's knowledge, Redecan. The Company presently has no plans or proposals for material changes in the Company's business affairs or the affairs of Redecan that may have a significant effect on the results of operations or financial position of the Company.

Further information regarding the Redecan acquisition is included in the Company's information circular dated July 14, 2021 prepared in connection with the meeting of the Company's shareholders held on August 25, 2021 at which shareholder approval of the acquisition was obtained. The information circular, the Redecan Share Purchase Agreement, including the form of the Investor Rights Agreement, and the Company's amended and restated material change report dated July 14, 2021 containing certain financial statements of Redecan and pro forma financial statements of the Company in connection with the acquisition are available under the Company's profile on SEDAR at www.sedar.com.

The Redecan acquisition constituted a "significant acquisition" for the Company under the significance tests set out in Part 8 of NI 51-102. As a result, the Company filed a business acquisition report in respect the acquisition on September 24, 2021. The report is available under the Company's profile on SEDAR at www.sedar.com.

Redecan has two direct wholly-owned subsidiaries (and no other subsidiaries), 5054220 Ontario Inc. ("505Inc") and 9037136 Canada Inc. ("903Inc"). Redecan primarily operates its cannabis business through 903Inc., which operates the greenhouse Fenwick Facility, the cultivation and processing Hagersville Facility and the cultivation Ridgeville Facility, all of which are owned by 505Inc.

The following chart illustrates the corporate structure and provides the name, the percentage of voting securities owned, directly or indirectly, by Redecan and the jurisdiction of incorporation of the subsidiaries:

48North Acquisition

Subsequent to the end of the Company's fiscal year ended July 31, 2021, on September 1, 2021, the Company acquired all of the issued and outstanding shares of 48North in exchange for Common Shares through a plan of arrangement. In addition, all warrants, stock options and other incentive securities of 48North became subject to adjustment in accordance with their terms to ultimately become exercisable to receive Common Shares based on the exchange ratio under the transaction. As a result, the Company issued 5,352,005 Common Shares to the former shareholders of 48North and reserved an additional 1,745,805 Common Shares for issuance upon exercise of warrants and stock options and other incentive securities of 48North. As a result of the 48North Acquisition: (i) 48North became a wholly-owned subsidiary of HEXO, as a result of which all of the property and assets of 48North and its subsidiaries became indirectly held by HEXO and (ii) the Company acquired 48North's Sesekinika Facility, Good House Facility and Good Farm Facility.

Prior to the completion of the 48North acquisition, 48North had outstanding a class of warrants to purchase 48North common shares which were listed for trading on the TSXV under the trading symbol "NRTH.WT" and which expire on April 22, 2024 (the "Listed 48North Warrants"). The Listed 48North Warrants have been transferred to trade on the TSX under the symbol "HEXO.WT.A" until the earliest to occur of their exercise, expiry or delisting, and are now exercisable for Common Shares based on the exchange ratio under the transaction.

48North has two wholly owned, direct, subsidiaries, 48North Amalco Ltd. ("Amalco") and Good & Green Cannabis Corp. ("G&G Holdco") and primarily operates its cannabis business through two, indirect, wholly-owned subsidiaries, DelShen Therapeutics Corp. ("DelShen") and Good & Green Corp. ("G&G") both of which are licenced under the Cannabis Act. DelShen is licensed to produce, sell and extract cannabis products (including cannabis oil products, oil extracts, topicals and edible cannabis products) pursuant to the Cannabis Act at DelShen's indoor cannabis production facility (the "Sesekinika Facility"), located near Kirkland Lake, Ontario. G&G is licensed to produce cannabis pursuant to the Cannabis Act at G&G's indoor cannabis production facility located in Brantford, Ontario (the "Good House Facility") and at G&G's outdoor cannabis production facility located in Brant County, Ontario ("Good Farm Facility").

The following chart illustrates, as of the date of this AIF, 48North's corporate structure and provides the name and jurisdiction of incorporation of its subsidiaries, all of which are wholly-owned:

Further information regarding the 48North acquisition is included in the information circular that 48North prepared in connection with the special meeting of its shareholders to seek shareholder approval for the transaction. Copies of the information circular and the arrangement agreement in respect of the 48North acquisition are available under 48North's profile on SEDAR at www.sedar.com.

The 48North acquisition is not considered a significant probable acquisition under the significance tests set out in Part 8 of NI 51-102.

Joint Ventures

Keystone Isolation Technologies Inc.

On July 19, 2018, HEXO formed the joint venture Keystone Isolation Technologies Inc. ("KIT") with Chroma Global Technologies Inc. ("Chroma") to carry on a cannabis extraction business applying Chroma's chromatography extraction solutions to carry out cannabis and hemp extraction on an industrial scale. KIT is expected to provide the Company with high quality extraction technology to facilitate production transformation of certain of the Company's derivative products. The technology will be a critical component in HEXO's plans to enter the U.S. CBD market.

As at the date of this Annual information Form, KIT's management is still being assembled and implemented. The board is comprised of four members as follows: Taras Korec, Sr. VP of Procurement at HEXO, Mohammed Max Alsayar, IP and Compliance Manager at HEXO, Rene David of Chroma and Fake (Frank) Zhu of Chroma.

Molson Coors Canada - Truss

On August 1, 2018, HEXO and Molson Coors Canada, the Canadian business unit of Molson Coors Beverage Company (NYSE: TAP; TSX: TPX), entered into an agreement to form a joint venture to pursue opportunities to develop non-alcoholic, cannabis-infused beverages for the Canadian market following adult-use legalization. The transaction was subsequently completed on October 5, 2018. Under the transaction, HEXO and Molson Coors Canada formed Truss Limited Partnership ("Truss"), in which the Company holds a 42.5% interest, while Molson Coors Canada holds the remaining 57.5% interest. Truss has an independent management team led by Scott Cooper, , in an interim  role of Chief Executive Officer, and a five-member board of directors comprised of Peter Marion, Chair of the Board of Directors for Truss, Frederic Landtmeters, President and CEO of Molson Coors Canada, , Chantalle Butler, Chief Financial Officer of Molson Coors Canada, Sebastien St-Louis, co-founder and director of HEXO, and Vincent Chiara, a director of HEXO.

In connection with the closing of the transaction, HEXO issued 11,500,000 common share purchase warrants to an affiliate of Molson Coors Canada, each of which is exercisable to acquire one Common Share for a period of three years at an exercise price of $6.00 per share.

HEXO MED

On September 26, 2018, HEXO announced plans to enter into a joint venture with Greek company QNBS P.C. (formerly Qannabos) ("QNBS") to establish a Eurozone processing, production and distribution centre in Greece to capitalize on medical cannabis markets. HEXO's plan to establish operations in Greece marked the Company's first foray into the European cannabis market. The move was intended to provide the Company with a presence in Europe with the expectation of supplying a full suite of brands in France, the United Kingdom, and other European markets once regulations permit. The agreement between HEXO and QNBS planned for the development of 350,000 sq. ft. of licenced infrastructure that would be used for manufacturing, processing and distribution of medical cannabis products, powered by HEXO, destined for the European market.

The transaction was subsequently completed on October 30, 2018. Under the transaction, HEXO and QNBS formed a stand-alone entity named HEXO MED S.A. ("HEXO MED"). The Company initially held a 33.3% interest in HEXO MED, while QNBS held the remaining 66.4% interest, but subsequently increased its ownership to 51% through an additional investment in HEXO MED in the amount of €500,000 completed in September 2019.

HEXO MED received its European medical cannabis license in June 2019. Following a thorough assessment by the Company of its future capital needs and obligations, the Company advised HEXO MED and QNBS in early 2020 that any further funding from the Company had been placed on hold, following which HEXO MED sought independent financing for the commencement of its business plan. Subsequent to the 2020 fiscal year end, and following further reassessment of aspects of the business plan for HEXO MED, the Company and QNBS agreed that they would part ways with one another, with HEXO disposing of its interest in HEXO MED in a continued effort to refocus its capital, resources and efforts towards the immediate Canadian cannabis market. Effective October 28, 2020, the joint venture was terminated and the Company transferred its shares in HEXO MED to QNBS for a nominal amount.

Molson Coors - Truss CBD USA

On April 15, 2020, Molson Coors Beverage Company and the Company announced the formation of the Truss CBD USA joint venture to explore opportunities for non-alcohol hemp-derived CBD beverages in Colorado. Established in Colorado, Truss CBD USA is majority owned by Molson Coors Beverage Company and operates as a stand-alone entity with its own board of directors, management team, resources and go-to-market strategy. All production and distribution for Truss CBD USA is kept within Colorado state lines since it is one of a few states that has an established regulatory framework for hemp-derived CBD in food and beverages. The Truss CBD USA joint venture and HEXO's activities in relation to it are  conducted in accordance with all applicable laws.

On October 6, 2021, Truss CBD USA announced the expansion of Veryvell, a line of hemp-derived CBD and adaptogen beverages. Following a successful Colorado launch in 2020, Truss CBD USA now expands Veryvell semi-nationally to be available in 17 states. Residents in the states of Alaska, Arkansas, Colorado, Connecticut, Florida, Iowa, Kentucky, New Jersey, New Mexico, New York, Ohio, Oklahoma, Oregon, Texas, Vermont, Virginia, and West Virginia can now get Veryvell delivered right to their door via direct-to-consumer online purchase.

The Company does not currently have and is not in the process of developing marijuana-related activities in United States, even in U.S. states where such activity has been authorized within a state regulatory framework. As such, the Company is not and would not be considered in the future a "U.S. Marijuana Issuer" within the meaning set forth in CSA Staff Notice 51-352 (Revised) - Issuers with U.S. Marijuana-Related Activities.

Neal Up Brands

As noted above, as a result of the Newstrike acquisition, the Company acquired a 60% interest in the Neal Up Brands joint venture with Neal Brothers Inc. On May 8, 2020, the Company and Neal Brothers Inc. agreed to wind up Neal Up Brands. The remaining assets in Neal Up Brands, consisting of initial investments of $1.5 million and $1.0 million respectively, were subsequently distributed to the Company and Neal Brothers Inc., and the parties are in the process of dissolving Neal Up Brands.

Keystone Isolation Technologies USA LLC

On March 16, 2021, through HEXO USA, the Company established Keystone Isolation Technologies USA LLC (“KIT USA”) a limited liability company formed under the laws of Delaware. KIT USA was established for the purpose of the planned joint venture with Chroma to leverage the technology developed by KIT for its U.S. expansion plans. Once established, the joint venture will allow for in state, HEXO controlled cannabis extraction activity to support the manufacturing of CBD beverages and future products in the U.S. In addition to its Truss CBD USA joint venture with Molson Coors Beverage Company in the State of Colorado, the Company is aiming to enter select U.S. states and to offer its “Powered by HEXO®” products to U.S. CBD markets via KIT USA and future partners, to the extent that such activities fully comply with applicable laws.

As at the date of this Annual Information Form, KIT's management and board of directors are still being assembled and implemented.

ZenPharm

For the purpose of expanding into the European medical cannabis market, Zenabis, in conjunction with local European partners, formed ZenPharm in October 2019. Zenabis' local partners in Europe have an established facility located in the European Union ("EU"), which is currently being utilized to provide pharmaceutical products to the European market and will be utilized for the packaging and distribution of European Union Good Manufacturing Practice (“EU GMP”) medical cannabis products with cannabis produced in Zenabis' Atholville Facility. In February 2020, Zenabis received an export license from Health Canada to export its first shipment of cannabis to the European Union.

Financing Activities

The Company has completed several equity and debt financings since inception. Significant financing activities over the last three years have included those noted below.

December 2019 Private Placement of Convertible Debentures

On December 5, 2019, the Company completed a non-brokered private placement of 8.0% unsecured convertible debentures maturing on December 5, 2022 (the "Debentures") for aggregate gross proceeds of $70.0 million (the "Debenture Private Placement"). The Debentures are convertible into Common Shares at the option of the holder at any time after December 7, 2020 and prior to maturity at a conversion price of $12.64 per share ($3.16 per share at the time of issuance of the Debentures, and adjusted for the subsequent Share Consolidation on December 17, 2020) (the "Conversion Price"), subject to adjustment in certain events. The Company may force the conversion of all of the then outstanding Debentures at the Conversion Price at any time prior to maturity on 30 days' notice if the daily volume weighted average trading price of the common shares of the Company is greater than $30.00 ($7.50 at the time of issuance of the Debentures, and adjusted for the subsequent Share Consolidation on December 17, 2020) for any 15 consecutive trading days. At any time on or before December 4, 2020, the Company may repay all, but not less than all, of the principal amount of the Debentures, plus accrued and unpaid interest.

On maturity, the holders of the Debentures have the right to require the Company to repay any principal amount of their Debentures through the issuance of common shares of the Company in satisfaction of such amounts at a price equal to the volume weighted average trading price of the common shares on the TSX for the 5 trading days immediately preceding the payment date. In accordance with the rules of the TSX, shareholder approval will be required for the issuance of any common shares where: (i) the number of common shares issuable would exceed 25% of the number of common shares outstanding prior to the closing date of the Debenture Private Placement; or (ii) the number of common shares issuable to insiders would exceed 10% of the number of common shares outstanding prior to the Closing Date.

December 2019 Registered Direct Offering

On December 31, 2019, the Company completed a registered direct offering of Common Shares with certain U.S. institutional investors for aggregate gross proceeds of US$25.0 million, under which the Company sold 14,970,062 Common Shares to the investors at a price of US$1.67 per share, and also issued to the investors 7,485,032 common share purchase warrants (all on a pre-Share Consolidation basis). Each warrant is exercisable by the holder to purchase one Common Share at an exercise price of US$9.80 per share (US$2.45 at the time of issuance of the warrants, and adjusted for the subsequent Share Consolidation on December 17, 2020) for a period of five years.

January 2020 Registered Direct Offering

On January 22, 2020, the Company completed a registered direct offering of Common Shares with certain U.S. institutional investors for aggregate gross proceeds of US$20.0 million, under which the Company sold 11,976,048 Common Shares to the investors at a price of US$1.67 per share, and also issued to the investors 5,988,024 common share purchase warrants (all on a pre-Share Consolidation basis). Each warrant is exercisable by the holder to purchase one Common Share at an exercise price of US$9.80 per share (US$2.45 at the time of issuance of the warrants, and adjusted for the subsequent Share Consolidation on December 17, 2020)for a period of five years from issuance.

April 2020 Public Offering

On April 13, 2020, the Company completed an underwritten public offering for aggregate gross proceeds of $46,046,000, under which the Company sold 59,800,000 units at a price of $0.77 per unit, including 7,800,000 units sold on the exercise in full of an over-allotment option granted to the underwriters for the offering (on a pre-Share Consolidation basis) (the "April 2020 Offering"). Each unit consisted of one Common Share and one common share purchase warrant (an "April 2020 Warrant"). Each April 2020 Warrant is exercisable by the holder to purchase one Common Share at an exercise price of $3.84 per share ($0.96 at the time of issuance of the warrants, and adjusted for the subsequent Share Consolidation on December 17, 2020) for a period of five years from issuance.

May 2020 Public Offering

On May 21, 2020, the Company completed an underwritten public offering for aggregate gross proceeds of $57,546,000, under which the Company sold 63,940,000 units at a price of $0.90 per unit, including 8,340,000 units sold on the exercise in full of an over-allotment option granted to the underwriters for the offering (on a pre-Share Consolidation basis) (the "May 2020 Offering"). Each unit consisted of one Common Share and one-half of one common share purchase warrant (each whole warrant, a "May 2020 Warrant"). Each May 2020 Warrant is exercisable by the holder to purchase one Common Share at an exercise price of $4.20 per share ($1.05 at the time of issuance of the warrants, and adjusted for the subsequent Share Consolidation on December 17, 2020) for a period of five years.

June 2020 Early Conversion of Certain Debentures

On June 10, 2020 and June 30, 2020, the Company completed an early conversion option transaction (the "Early Conversion Option") in respect of the Debentures issued under the Debenture Private Placement in two closings, whereby $29,860,000 aggregate principal amount of the Debentures was voluntarily converted by the holders of the Debentures into an aggregate of 37,325,000 units of the Company (the "Conversion Units") at a price of $0.80 per Conversion Unit (all on a pre-Share Consolidation basis). Each Conversion Unit consisted of one Common Share (a "Conversion Share") and one-half of one common share purchase warrant of the Company (each whole warrant, a "Conversion Warrant"). Each Conversion Warrant is exercisable by the holder to purchase one Common Share (a "Conversion Warrant Share") at an exercise price of $4.00 per share ($1.00 at the time of issuance of the warrants, and adjusted for the subsequent Share Consolidation on December 17, 2020)  for a period of three years from issuance.

The Early Conversion Option had been offered to all holders of the Company's $70.0 million aggregate principal amount of Debentures in May 2020, subject to acceptance by Debentureholders holding a minimum of $20.0 million aggregate principal amount of the Debentures and a limit of $30.0 million aggregate principal amount of the Debentures being converted (with pro rata conversion in the event that Debentureholders owning more than this amount elected to participate in the Early Conversion Option).

The Early Conversion Option did not affect the rights of those Debentureholders who did not accept it. Debentureholders who did not participate in the Early Conversion Option are not entitled to the benefit of the Early Conversion Option, will not receive the Conversion Units issuable upon conversion of the Debentures subject to the Early Conversion Option, and will retain their full existing rights under the Debentures including their existing conversion rights.

The Conversion Shares were issued subject to restrictions against resale for a period of one year from issuance as part of the terms of the Early Conversion Option. In addition, the Conversion Warrants and Conversion Warrant Shares were issued subject to resale restrictions ending 4 months and one day from issuance of the Conversion Warrants under applicable securities laws.

June 2020 At-The-Market Offering Program

On June 16, 2020, the Company established an at-the-market equity program (the "2020 ATM Program") allowing it to issue and sell up to $34,500,000 (or its U.S. dollar equivalent) of Common Shares from treasury to the public from time to time, at the Company's discretion, through the facilities of the TSX, the NYSE or any other marketplace on which the Common Shares are listed, quoted or otherwise traded, at the prevailing market price at the time of sale.

On August 13, 2020, the Company announced that it had completed the 2020 ATM Program.  Under the 2020 ATM Program, the Company sold an aggregate of 33,921,979 Common Shares between June 18, 2020 and July 31, 2020 (all on a pre-Share Consolidation basis).  The Common Shares were sold at prevailing market prices for gross proceeds of C$17,248 for Canadian sales and US$12,751 for U.S. sales, or total gross proceeds of C$34,497 after applying applicable US$-C$ exchange rates.

Repayment of Credit Facility

On April 30, 2021, the Company repaid the total outstanding balance in the amount of approximately $28.9 million on its syndicated credit facility entered into in February 2019 with certain Canadian chartered banks, which had provided the Company up to $65.0 million in secured debt financing which was used by the Company to partially fund the expansion of the Gatineau facility as well as retrofitting and leasehold improvement activity at the Belleville facility.

May 2021 At-The-Market Offering Program

On May 11, 2021 Company established an at-the-market equity program (the "2021 ATM Program") allowing it to issue and sell up to $150 million (or its U.S. dollar equivalent) of Common Shares from treasury to the public, from time to time, at the Company's discretion, through the facilities of the TSX, the NYSE or any other marketplace on which the Common Shares are listed, quoted or otherwise traded, at the prevailing market price at the time of sale.

As at the date of this AIF, the Company has sold an aggregate of 6,373,926 Common Shares between May 11, 2021 and May 21, 2021. The Common Shares were sold at prevailing market prices for gross proceeds of C$16,897 million for Canadian sales and US$24,852 million for U.S. sales, or total gross proceeds of C$46,987 million after applying applicable US$-C$ exchange rates.

Registered Direct Offering of US$360 Million Senior Secured Convertible Note

On May 27, 2021, the Company completed the issue and sale (the "Secured Note Financing") of a US$360.0 million aggregate principal amount senior secured convertible note (the "Senior Secured Convertible Note") directly to a U.S. institutional purchaser (the "Secured Noteholder"). The Senior Secured Convertible Note  was sold at a purchase price of US$327.6 million, or approximately 91.0% of its original principal amount. The Senior Secured Convertible Note  matures on May 1, 2023. If not previously converted, all principal repayments of the Senior Secured Convertible Note will be made at a price equal to 110% of the principal amount of the Senior Secured Convertible Note being repaid (the "Repayment Price"). The Senior Secured Convertible Note  does not bear interest except upon the occurrence of an event of default.

Copies of the Senior Secured Convertible Note  and the purchase agreement between the Company and the Secured Noteholder for the purchase and sale of the Secured Secured Convertible Note have been filed by the Company and are available under its profile on SEDAR at www.sedar.com.

The Senior Secured Convertible Note  is a secured obligation of the Company. Payment of principal, premium, if any, and interest, if any, on the Senior Secured Convertible Note  is fully and unconditionally guaranteed on a secured basis by the Company's wholly-owned subsidiary, HEXO Operations.

On closing of the issue and sale of the Senior Secured Convertible Note , 70% of the proceeds from the financing, being the amount of US$229.32 million (approximately $287.1 million at the prevailing exchange rate), were placed with GLAS Americas LLC as escrow agent to be held in escrow pending the satisfaction of certain escrow release conditions related to the Redecan acquisition. The escrow release conditions were satisfied on August 25, 2021 and the escrowed funds were released to the Company and used by it to partly satisfy the $400 million cash portion of the purchase price payable to the Redecan shareholders on closing of the Redecan acquisition (see "General Development of the Business - Three-Year History - Redecan Acquisition").

Subject to certain limitations, the Senior Secured Convertible Note  is convertible into Common Shares at the option of the Secured Noteholder at any time prior to 5:00 p.m. (New York City time) on the second scheduled trading day prior to the maturity date, at a conversion price of US$7.01 per Common Share (the "Conversion Price"), representing a conversion rate of approximately 142.6533 Common Shares per $1,000 principal amount of the Senior Secured Convertible Note , subject to adjustment in accordance with the terms of the Senior Secured Convertible Note.

Subject to certain conditions and limitations, the Company can force the Secured Noteholder to convert the Senior Secured Convertible Note  if the share price of the Common Shares closes above 150% of the Conversion Price for 20 consecutive trading days. However, if the share price is less than 175% of the Conversion Price for any 5 trading days of the applicable trading day period, HEXO will be required to make an additional payment to the Secured Noteholder on any such forced conversion of the Senior Secured Convertible Note  equal to 5.0% of the principal amount of the Senior Secured Convertible Note outstanding immediately prior to such forced conversion.

On the first day of each month beginning on July 1, 2021 and ending on the maturity date (each, an "Optional Redemption Date"), the Secured Noteholder has the option to require the Company to partially redeem the Senior Secured Convertible Note for US$15.0 million of principal amount (each an "Optional Redemption Payment"); provided, that commencing with the October 1, 2021 Optional Redemption Date and continuing for the subsequent eleven (11) Optional Redemption Payments, the Secured Noteholder has the option to require the Company to partially redeem the Senior Secured Convertible Note for up to US$20.0 million of principal amount. All Optional Redemption Payments will be paid at an amount equal to the Repayment Price for the portion of the principal amount of the Senior Secured Convertible Note  being redeemed as of such Optional Redemption Date. Any unexercised Optional Redemption Payment may be deferred by the Secured Noteholder to any future Optional Redemption Date, provided, that in no event shall the total amount of any Optional Redemption Payment and all deferred Optional Redemption Payments payable on any single Optional Redemption Date (other than at the maturity date, if applicable) exceed $49.5 million (representing $45.0 million in principal amount). This limitation on the total amount of any Optional Redemption Payment or on the total amount of deferred Optional Redemption Payments payable on any single Optional Redemption Date did not apply until such date as the Company received the Requisite Shareholder Approvals (as defined below), which were obtained at a meeting of the Company's shareholders on August 25, 2021

The Company can elect to pay any Optional Redemption Payment in cash or, subject to certain conditions, in Common Shares, or a combination thereof. Any such Common Shares will be valued at an amount equal to 88% of the lesser of (a) the average of the volume-weighted average price of the Common Shares on the NYSE (“VWAP”) during the five trading days prior to the applicable payment date and (b) the average of the VWAP during the 15 trading days prior to the applicable payment date (the “Market Stock Payment Price”). The Company’s right to make any Optional Redemption Payment in Common Shares in lieu of cash is conditional on the satisfaction of certain conditions (the “Equity Conditions”), consisting of the following: (a) the Common Shares issuable upon conversion being freely tradable (as defined in the Senior Secured Convertible Note ); (b) the Secured Noteholder not being in possession of any material non-public information provided by or on behalf of the Company; (c) the issuance of the Common Shares not being limited by certain Beneficial Ownership Limitations or Stock Exchange Limitations (each as defined in the Senior Secured Convertible Note); (d) the Company being in compliance its obligations under the Senior Secured Convertible Note  to maintain a sufficient reserve of shares for issuance on conversion of the Senior Secured Convertible Note and the Common Shares being issued as fully paid and non-assessable shares and admitted for listing on any securities exchange on which the Common Shares are listed; (e) no public announcement of a pending, proposed or intended Fundamental Change (as defined in the Senior Secured Convertible Note ) shall have occurred that has not been abandoned, terminated or consummated; (f) the daily dollar trading volume of the Common Shares on the NYSE being not less than US$10.0 million; and (g) no Default or Event of Default (as defined in the Senior Secured Convertible Note) will have occurred and be continuing. The Equity Conditions must be satisfied as of any applicable payment date and on each of the twenty previous trading days.

If the Company elects to pay any Optional Redemption Payment (or any applicable portion thereof) in Common Shares, the Secured Noteholder will have the right to (a) convert such Optional Redemption Payment (or any applicable portion thereof) into Common Shares under its basic conversion right at any time following receipt of the Company's notice that it is electing to pay the Optional Redemption Payment in Common Shares up until the scheduled trading day immediately before the next Optional Redemption Date following the Optional Redemption Date on which the Optional Redemption Payment was to be made (the "Optional Redemption Stock Payment Period"), and (b) allocate all or any portion of the Optional Redemption Payment to any scheduled trading days (any such date, an "Optional Redemption Stock Payment Date") during the Optional Redemption Stock Payment Period. The Secured Noteholder must provide notice to the Company of its election of any Optional Redemption Stock Payment Date and the applicable portion of the Optional Redemption Payment it is electing to receive on each such Optional Redemption Stock Payment Date by no later than 4:30 p.m. (New York City time) on such Optional Redemption Stock Payment Date. Alternatively, subject to the limitations for amounts which may be paid on any Optional Redemption Date, the Secured Noteholder may defer such Optional Redemption Payment (or any applicable portion thereof) to any future Optional Redemption Date.

Any Optional Redemption Payment (or any applicable portion thereof) to be paid in Common Shares in lieu of cash will be valued at the Market Stock Payment Price as of the applicable Optional Redemption Stock Payment Dates. Any portion of the Optional Redemption Payment not paid in Common Shares because the Secured Noteholder does not allocate such Optional Redemption Payment (or applicable portion thereof) to a scheduled trading day during the applicable Optional Redemption Stock Payment Period (other than any portion of the Optional Redemption Payment converted into Common Shares by the Secured Noteholder under its basic conversion privilege) will be automatically deferred to the next Optional Redemption Date.

The Secured Noteholder can also require HEXO to redeem the Senior Secured Convertible Note upon a Fundamental Change or certain Events of Default (as defined in the Senior Secured Convertible Note).

Under the rules of the TSX and the terms of the TSX approval for the Senior Secured Convertible Note  Financing, the Company was restricted from issuing more than 32,198,894 Common Shares in the aggregate, being 25.0% of the number of Common Shares outstanding immediately prior to the execution of the purchase agreement for the  Senior Secured Convertible Note (the “Stock Exchange Limitations”), on conversion, repayment or redemption of the Secured Note Senior Secured Convertible Noteunless the Company obtained shareholder approval contemplated by Subsection 607(g) of the TSX Company Manual with respect to the issuance of Common Shares upon conversion of the Senior Secured Convertible Note in excess of the limitations imposed by such rule. The Company also required shareholder approval in order to permit the calculation of the number of Common Shares issuable in connection with any Optional Redemption Payment, Early Conversion Payment, Forced Conversion Additional Payment, Fundamental Change Repurchase Price or for settlement of interest, using only the Market Stock Payment Price and without regard to certain pricing and discount rules permitted by the TSX’s approval for the Senior Secured Convertible Note  Financing. The foregoing shareholder approvals (the “Requisite Shareholder Approvals”) were obtained from the shareholders of the Company at a special meeting of the shareholders held on August 25, 2021, such that there is no maximum limit on the number of Common Shares issuable upon conversion or redemption of the Senior Secured Convertible Note.

As of the date of this AIF, the Secured Noteholder has opted to require Optional Redemption Payments by the Company in an aggregate amount of US$126.5 million (representing an aggregate of US$115.0 million in principal amount). The Company has elected to pay all of these Optional Redemption Payments in Common Shares. As of the date of this AIF, the Company has issued an aggregate of 38,619,125 Common Shares in satisfaction of an aggregate of US$88.0 million in Optional Redemption Payments (representing an aggregate of US$80.0 million in principal amount), while US$38.5 million in Optional Redemption Payments (representing an aggregate of US$35.0 million of principal amount) remain outstanding to be satisfied. The Secured Noteholder has not selected any Optional Redemption Stock Payment Date in respect of these outstanding Optional Redemption Payments.

In connection with these Optional Redemption Payments, the Company has incurred and paid in cash to the Secured Noteholder shortfall payments in respect of Withheld Shares of approximately US$3.1 million.

The Secured Noteholder has also converted a total of US$375,000 principal amount of the Senior Secured Convertible Note into 53,495 Common Shares at the Conversion Price.

August 2021 Public Offering

On August 24, 2021, the Company completed an underwritten public offering for aggregate gross proceeds of USD$144,786,070.80 (the "August 2021 Offering"). Under the August 2021 Offering, the Company sold 49,080,024 units at a price of USD$2.95 per unit, including 1,622,396 units sold on the exercise in full of an over-allotment option granted to the underwriters for the August 2021 Offering, with each unit consisting of one Common Share and one-half of one common share purchase warrant (each whole warrant, a "August 2021 Warrant"). Each August 2021 Warrant is exercisable by the holder to purchase one Common Share at an exercise price of USD$3.45 per share for a period of five years.

U.S. Expansion

Appointment of General Manager

On February 8, 2021, Charles Bowman was appointed General Manager of HEXO's U.S. operations. Mr. Bowman is based in the U.S. and is responsible for all implementation aspects of HEXO's U.S. operations, starting in the State of Colorado, including stand up and commissioning of production facilities, overseeing operations, supply chain and logistics, and building the Company's U.S. team.

Keystone Isolation Technologies USA LLC

On March 16, 2021, through HEXO USA, the Company incorporated  KIT USA, a limited liability company formed under the laws of Delaware for the Company's planned joint venture in the U.S. with Chroma to leverage the technology developed by KIT for its U.S. expansion plans.

Colorado Production Facility

On June 23, 2021, the Company completed the previously announced acquisition of an approximately 50,000 sq. ft. facility located in Fort Collins, Colorado, to use for its U.S. expansion plans, and that would be used by KIT USA in particular.

Changes to Management and Board of Directors

New Chief Financial Officer

On November 9, 2020, the Company announced that Trent MacDonald was appointed as Chief Financial Officer, following his previous appointment as acting Chief Financial Officer announced on October 9, 2020 pending the completion of Health Canada security clearance process for key personnel.

New Directors

Emilio Imbriglio was appointed as a director of the Company on October 23, 2020. Mr. Imbriglio's appointment filled the vacancy on the Board of Directors following the resignation of Natalie Bourque as a director in February 2020.

Rose Marie Gage was appointed as a director of the Company on January 13, 2021.

Subsequent to the end of the Company's fiscal year ended July 31, 2021, Peter James Montour was appointed a director of the Company effective September 1, 2021 in connection with the Company's acquisition of Redecan and pursuant to the terms of the Redecan Share Purchase Agreement and the Investor Rights Agreement.

New Chief Executive Officer; Departure of Chief Operating Officer

Subsequent to the end of the Company's fiscal year ended July 31, 2021, on October 17, 2021, in the context of a strategic reorganization, the Company announced the departure of Sébastien St-Louis, President and Chief Executive Officer, and the resignation of Donald Courtney, Chief Operating Officer.

On October 20, 2021, the Company announced Scott Cooper as HEXO's new President and Chief Executive Officer, effective immediately. Mr. Cooper joined HEXO from Truss, where he served as President and CEO. For an interim period not to exceed six months, Mr. Cooper will continue simultaneously in his current role as President and CEO of Truss to ensure a smooth transition for the business. Although the news release disseminated on October 20, 2021 indicated that Mr. Cooper's appointment was effective immediately, the Company corrected and clarified that statement on October 27, 2021, as Mr. Cooper's position as President and Chief Executive Officer will become effective upon the later to occur of November 1, 2021 and the first business day following the filing of the Company's annual documents in respect of the financial year ended July 31, 2021. Pending the effective start date of Mr. Cooper's position as President and Chief Executive Officer, the Chair of the Board of Directors, Dr. Michael Munzar, has been appointed to serve as Interim Chief Executive Officer.

Legal Proceedings

The Company is currently named as a defendant in the following litigation:

Miller v. HEXO Corp. et al., Quebec Superior Court of Justice

The Company and its former Chief Executive Officer are defendants in a putative class-action lawsuit pending in the Québec Superior Court brought on behalf of certain purchasers of shares of the Company and filed on November 19, 2019. The lawsuit asserts causes of action for misrepresentations under the Québec Securities Act and the Civil Code of Québec in connection with certain statements contained in HEXO's prospectus, public documents and public oral statements between April 11, 2018 and November 15, 2019.  The allegations relate to: (1) statements made by HEXO regarding its agreement with the Province of Québec to supply cannabis; (2) statements made by HEXO regarding its acquisition of Newstrike, particularly the licensing of the Newstrike facilities and the forecasted synergies and/savings from the Newstrike acquisition; (3) statements made by HEXO about the net revenues in Q4 2019 and fiscal year 2020; and (4) the certifications by Louis St-Louis and the underwriters of HEXO. The plaintiffs seek to represent a class comprised of Québec residents who acquired HEXO' securities either in an Offering (primary market) or on the secondary market during such period and seek compensatory damages for all monetary losses and costs. The amount claimed for damages has not been quantified. The action is in a preliminary stage and has not yet been authorized as a class action. Leave application to amend the claim was filed on September 15, 2020, to include all security holders throughout the world (excluding investors who acquired HEXO securities in an Offering in the United States between January 23, 2019 and March 30, 2020 and investors who acquired HEXO securities on United States exchange between January 23, 2019 and March 30, 2020), add allegations of misrepresentations relating to statements made about the value of HEXO'S inventory, extend the class period to March 30, 2020 and discontinue the proceedings against CIBC World Markets Inc. and BMO Nesbitt Burns Inc.  Judgment authorizing the amendments and the discontinuance as against CIBC World Markets Inc. and BMO Nesbitt Burns Inc. was rendered on November 16, 2020.  Defendants have since then examined on discovery the class representatives and filed an expert report.  Plaintiffs are opposing the filing of the report and a debate is scheduled for November 2, 2021.

Langevin v. HEXO Corp. et. al., Alberta Court of Queen's Bench

As of July 31, 2021, the Company is named as a defendant in a proposed consumer protection class action filed on June 16, 2020, in the Court of Queens' Bench in Alberta on behalf of residents of Canada who purchased cannabis products over specified periods of time. Several other licensed producers are also named as co-defendants in the action. The lawsuit asserts causes of action, including for breach of contract and breach of consumer protection legislation, arising out of allegations that the Tetrahydrocannabinol (THC) or Cannabidiol (CBD) content of medicinal and recreational cannabis products sold by the Company and the other defendants to consumers was different from what was advertised on the products' labels. Many of the cannabis products sold by the Company and other defendants were allegedly sold to consumers in containers using plastic bottles or caps that may have rapidly absorbed or degraded the THC or CBD content within them. By allegedly over-representing the true amount of THC or CBD in the products, the plaintiff claims that consumers would be required to consume substantially more product than they otherwise would have in order to obtain the desired effects or, in the alternative, would have consumed the product without obtaining the desired effects. The action has not yet been certified as a class action.

MediPharm Labs Inc. v. HEXO Operations Inc., Ontario Superior Court of Justice

On January 24, 2020, the Company was served with a statement of claim for $9.8 million commenced by a vendor in respect of a supply agreement that was purportedly entered into between UP Cannabis and the vendor prior to the Company's acquisition of Newstrike in May 2019. The statement of claim filed against the Company is seeking payment of invoices alleged to be owing. In response, the Company filed a statement of defence and counterclaim on February 26, 2020. The supply agreement purports to contemplate that the Company would purchase certain cannabis products until February 2020. The Company intends to vigorously defend itself against such claim and intends to actively advance its counterclaim which alleges, among other things, that the supply agreement is void as it was entered into in bad faith. The full amount of the supplier's claim in the amount of $9.8 million is contested by the Company, and the Company is seeking repayment of the full value of the supply agreement of $35 million from the supplier in its counterclaim.

 Zenabis Investments Ltd v. 2657408 Ontario Inc. and 2657408 Ontario Inc., British Columbia Supreme Court

On December 30, 2020, Sundial Growers Inc. (”Sundial”) announced that it had made a strategic investment by acquiring 2657408 Ontario Inc. (“265 Ontario”). 265 Ontario, as the agent and nominee for lenders from time to time, under the Amended and Restated Debenture (Fifth Amendment) (the “Zenabis Debenture”) dated June 18, 2020 issued by ZenInv. 265 Ontario has claimed that Zenabis is in default under the Zenabis Debenture. None of the alleged defaults are for failure to make payments of principal or interest under the Debenture. On February 19, 2021, Zenabis filed a petition for a determination of the amount required to repay and terminate the Zenabis Debenture and to obtain discharges of the Zenabis Debenture and related security. 265 Ontario has taken the position that the amount to discharge the Zenabis Debenture and related security interests was approximately $69,000,000. Zenabis believes the amount is approximately $53,000,000. The difference largely relates to whether a prepayment fee and default fees are payable under the Zenabis Debenture and to the amount to buy out and discharge the amended royalty contemplated by the Debenture. 265 Ontario believes the amount to buy out and discharge the amended royalty is approximately $13,700,000. Zenabis believes the amount is $0.  The petition was heard on March 29, March 30, March 31, April 1, April 15 and May 14, 2021. The Judge’s decision remains on reserve and no indication as to the likely timing of its release has been provided.

Captive D&O Insurance Program

On March 21, 2020, the Company's directors and officers ("D&O") insurance program expired. The Company has since decided to secure D&O coverage through the implementation of a captive program. On August 21, 2020, the Company effectively established a cell captive for the purposes of side A coverage, with coverage retroactive to March 21, 2020. As at the date of this AIF, side A coverage is $30 million., The Company is self-ensuring for sides B and C of D&O coverage purposes.

DESCRIPTION OF THE BUSINESS

The Company is in the business of producing, marketing and selling cannabis and is a leading branded cannabis producer and product innovator.

The Company's near-term strategy is to be a vertically integrated consumer packaged goods ("CPG") company in the emerging legal adult-use and previously existing medical cannabis markets across Canada with the intention to expand internationally where regulations allow. Its primary business is to cultivate, process, package and distribute cannabis in order to serve these markets, which it currently does through its 143-acre facility in Gatineau, Québec and additional facilities. The Company serves the legalized Canadian adult-use market through its HEXO, HEXO Plus, Up, Original Stash and Bake Sale brands and the medical market through its HEXO brand. With the acquisitions of Zenabis, 48North and Redecan, the Company also offers products under the Zenabis, Namaste, Re-üp, Blazery, 48North, Avitas, Trail Mix, Latitude and Redecan brands. The Company expects to ultimately follow a branded "Ingredients For Food" business model while journeying through a CPG model with the goal of achieving top three market share in markets where HEXO core products are available.

HEXO's overall strategy is to establish a top global cannabis company with a leading market share in Canada through having strong standards of operational excellence, execution at scale, growing low-cost, high-quality cannabis, building targeted brands for all types of cannabis consumer segments and by partnering with large, established CPG companies to introduce Powered by HEXO® products across their existing manufacturing and distribution infrastructure. HEXO is focused on building long-term sustainable shareholder value through consistent and profitable sales growth, careful management of selling, general and administrative expenses and maintaining a relatively low depreciable asset base and debt to equity ratio. The strategy is built upon three pillars: focus on the consumer, operational excellence and impactful innovation. HEXO's focus on the consumer involves developing brands and products that resonate with consumers, a commitment to consumer insights and always being on shelf with core products.. The Company is continuously looking to implement more effective techniques to streamline operations, lower production costs, drive meaningful improvements in yields and improve inventory velocity; all as a part of the Company's renewed focus on profitability. The Company's innovation department is actively working towards developing modern, cutting-edge cannabis products for the Canadian cannabis derivatives market. The Company plans to invest in improved, science-backed cannabis experiences and platform technology, as it continues to develop advanced ingredients formulations for use with its partners. The Company will continue to use its dominant position in the Province of Québec to strengthen distribution across the country with the Company's brands HEXO, HEXO Plus, Up, Original Stash and Bake Sale, as well as the Zenabis, Namaste, Re-üp, Blazery, 48North, Avitas, Trail Mix, Latitude and Redecan brands.

HEXO is investing in its intellectual property and branding its "Powered by HEXO®" with the intention to partner with companies in different facets of the CPG market, enabling them to participate in the cannabis market beginning in Canada and subsequently around the world. Fundamentally, HEXO brings its brand value, cannabinoid isolation and delivery technology, licensed infrastructure and regulatory expertise to established companies, and in turn, HEXO plans to leverage the international distribution, base products and deep understanding of consumer markets of these partners.

Among its other activities, HEXO has entered into the Truss joint venture with Molson Coors Canada to develop non-alcoholic, cannabis-infused beverages for the adult-use Canadian market. Truss operates out of the Company's Belleville, Ontario facility. HEXO has also established the KIT joint venture with Chroma to develop extraction, refining and isolation technologies for cannabinoids found in both cannabis and hemp that is intended to enable HEXO to bring quality extracts to its partners. Through KIT, HEXO anticipates developing scalable capacity, potency and purity for distillates and isolates that will result in a consistent supply of CBD and THC for the Canadian and global market.

Following the passage of the U.S. Agricultural Improvement Act of 2018 (the "2018 Farm Bill"), the Company is actively working on expansion plans in the United States where and as permitted by applicable U.S. federal and state laws, including U.S. Food and Drug Administration requirements, to take advantage of opportunities in hemp-derived CBD products and markets.  Through its wholly-owned subsidiary HEXO USA, HEXO has entered into the Truss CBD USA joint venture with Molson Coors Beverage Company to develop non-alcoholic, hemp-derived CBD beverages in the State of Colorado. In January 2021, Truss CBD USA launched Veryvell™, a new line of non-alcoholic, sparkling hemp-derived CBD beverages, exclusively available in the State of Colorado. Veryvell™ is produced and distributed within Colorado state lines following the state's established regulatory framework for hemp-derived CBD in food and beverages and is exclusively distributed by Coors Distributing Company.

HEXO has also established KIT USA for the purposes of the Company's planned joint venture with Chroma to leverage the technology developed by KIT for its U.S. expansion plans. KIT USA will allow for in state, HEXO controlled cannabis extraction activity to support the manufacturing of CBD beverages and future products in the U.S. In addition to its Truss CBD USA joint venture with Molson Coors Beverage Company in the State of Colorado, the Company is aiming to enter select U.S. states and to offer its "Powered by HEXO®" products to U.S. CBD markets via KIT USA and future partners, to the extent that such activities fully comply with applicable laws. The Company has recently appointed a general manager for its U.S. operations who is based in the U.S. and will be responsible for all implementation aspects of U.S. operations, starting in the State of Colorado, including stand up and commissioning of production facilities, overseeing operations, supply chain and logistics, and building the Company's U.S. team. The Company has recently acquired a facility in Fort Collins, Colorado, to use for its U.S. expansion plans, and the intent is for this to be used by KIT USA in particular.

HEXO only conducts business outside of Canada in jurisdictions where such activities are legally permissible in accordance with the laws of the applicable jurisdictions and the rules and policies of the TSX and the Nasdaq.

The Company is selectively seeking strategic acquisitions and commercial partnerships. It has recently completed the acquisitions of Zenabis, Redecan and 48North. See "General Development of the Business - Three Year History - Zenabis Acquisition", "General Development of the Business - Redecan Acquisition" and "General Development of the Business - 48North Acquisition".

Licences

Under the Cannabis Act, HEXO is authorized to cultivate and sell cannabis products for medical purposes in dried form to residents of Canada and is authorized to produce adult-use recreational cannabis and distribute it to retailers licensed under applicable provincial legislation.

The Company currently holds fifteen licences under the Cannabis Act through its subsidiaries: (i) the Gatineau Licence, which was most recently renewed on April 7, 2020 and has a term ending on April 7, 2023; (ii) the Brantford Licence, which was most recently renewed on December 6, 2019 and has a term ending on December 6, 2022; (iii) the Belleville Licence, which was renewed on October 21, 2020 and has a term ending on October 21, 2023;  (iv) the Atholville Licence, which was issued on July 12, 2021 and has a term ending on July 12, 2024; (v) the Langley Licence, which was issued on December 13, 2019 and has a term ending on August 2, 2022; (vi) the Stellarton Licence, which was issued on May 29, 2020 and has a term ending on March 1, 2022; (vii) the Fenwick Licence, which was issued on September 25, 2020, and expires September 25, 2023; (viii) the Hagersville Licence, which was issued on May 1, 2020, and expires May 1, 2023; (ix) the Ridgeville Licence, which was issued on June 26, 2020, and expires June 26, 2023; (x) the Sesekinika Licence covers, which was issued on August 10, 2021 and expires August 10, 2024 (xi) the Good House Licence, which was issued on October 5, 2021 and expires October 5, 2026 (xii) the Good Farm Licence, which was issued on September 11, 2020,  and expires May 17, 2022. (xiii) the R & D Licence, which was issued on October 25, 2019 and has a term ending on October 25, 2024. (xiv) the Zenabis R&D License, which was issued on December 14, 2020 and has a term ending on December 10, 2025 and (xv) the Hemp License, which was issued April 23, 2021 and has a term ending April 23, 2026.

HEXO currently has the following licenses from Health Canada for its facilities (note that only the most recent issuance date has been included):

Licence Holder/Site	Licence Number	Type	Effective Date	Expiry Date
HEXO Operations Inc. DBA: HEXO (Gatineau, Masson)	LIC-GD842FEY65-2020	Standard Cultivation, Standard Processing Sale for Medical Purposes	08/26/2020	04/07/2023
HEXO Operations Inc. DBA: HEXO (Gatineau, Masson)	LIC-QUYJ8LBY5E-2019	Research	08/27/2020	10/25/2024
HEXO Operations Inc. DBA: HEXO (Belleville)	LIC-TP0IFNPI2Q-2020	Standard Processing Sale for Medical Purposes	10/21/2020	10/21/2023
HEXO Operations Inc. DBA: HEXO (Brantford)	LIC-XEKR5RS0WP-2019	Standard Cultivation Standard Processing Sale for Medical Purposes	12/06/2019	12/06/2022
VIDA Cannabis (Canada) Ltd. (Stellarton / Vida)	LIC-CXXOOUTB08-2019	Standard Cultivation Standard Processing	05/29/2020	03/01/2022
Zenabis Ltd. (Atholville/Zenabis)	LIC-HY146R3MKV-2021	Standard Cultivation Standard Processing Sale for Medical Purposes	07/12/2021	07/12/2024
Zenabis Ltd. (Langley)	LIC-5ZFJZNPNMZ-2019	Standard Cultivation Standard Processing	12/13/2019	08/02/2022
Zenabis Ltd. (Langley)	LIC-8HN45BZ7W3-2021	Industrial Hemp	04/23/2021	04/23/2026
Zenabis Ltd. (Langley)	LIC-NXIQ3D7RM5-2020	Research	12/14/2020	12/10/2025
Good & Green Corp. (Brantford / Good Farm)	LIC-9LYC9HTMC1-2021	Standard Cultivation Standard Processing Sale for Medical Purposes	10/05/2021	10/05/2026
Good & Green Corp. (Brant County / Good House)	LIC-574VCEHMCK-2019	Standard Cultivation	09/11/2020	05/17/2022
Delshen Therapeutics Corp. (Sesekinika)	LIC-2X3URGS1HF-2021	Standard Cultivation Standard Processing Sale for Medical Purposes	08/10/2021	08/10/2024

9037136 Canada Inc. d.b.a. RedeCan Pharm (Fenwick / Foss Road)	LIC-ZXI1AWI1IJ-2020	Standard Cultivation Standard Processing Sale for Medical Purposes	09/25/2020	09/25/2023
9037136 Canada Inc. d.b.a. RedeCan Pharm (Hagersville / Cayuga or Haldimand)	LIC-196G8EG4HG-2020	Standard Cultivation	10/07/2020	05/01/2023
9037136 Canada Inc. d.b.a. RedeCan Pharm (Ridgeville / Effingham)	LIC-HV52VGS3SD-2020	Standard Cultivation Standard Processing Sale for Medical Purposes	06/26/2020	06/26/2023

Near the end of each term of the licences, HEXO must submit an application for renewal to Health Canada containing information prescribed by the Cannabis Regulations. HEXO is not currently aware of any reason why it would not be able to receive a renewal of its licences. See "Risk Factors - Reliance on Licence Renewal and Amendment".

Facilities

The following provides information about HEXO's facilities:

Location	Description
Gatineau, Quebec

The Gatineau Facility is the main cultivation facility, featuring 1,292,000 sq. ft. of greenhouse cultivation space on a 143-acre campus. The greenhouse space is comprised of a 7,000 sq. ft. greenhouse, a 35,000 sq. ft. greenhouse completed in 2016, a 250,000 sq. ft. greenhouse completed in June 2018 and a 1 million sq. ft. greenhouse completed in December 2018, known as B9. Except as noted below, the facility is licensed by Health Canada (Standard Cultivation, Standard Processing, Sale for Medical Purposes, (the current license was amended effective April 7, 2020 and expires April 7, 2023), and Research (the previous license obtained October 25, 2019 was amended to include the Belleville and Vaughn facilities, with the result that the current license is effective August 27, 2020 and expires October 25, 2024)) and is fully operational.

On January 15, 2021, the final phase of B9 received licensing, however, the space was not operational as at July 31, 2021. This zone was previously expected to become operational by the end of fiscal 2021, however the Company is undergoing further review of its cultivation requirements in light of the three recent acquisitions of licensed producers and redeploying capital as needed. As of the date of this AIF management estimates that the final fit ups will begin in late fiscal 2022 to be finalized in Fiscal 2023.

As at July 31, 2021 the Gatineau facility is operational and directly and/or indirectly generates sales for the Company, with the exception of the final phase of B9 as stated above. The approved remaining budget was increased to $6,160 to online the asset to be utilized as intended by management.

Brantford, Ontario (R&D)

The Brantford Facility is currently serving as a strain development site (with additional cultivation capability) facility, featuring 14,000 sq. ft. of indoor growing space on 1 acre of land. The facility was designed and engineered to permit pharmaceutical-quality management standards utilized by Canada's pharmaceutical manufacturers to be used in the production of cannabis in all acceptable forms. The facility is fully licensed by Health Canada (Standard Cultivation, Standard Processing and Sale for Medical Purposes (current license effective December 6, 2019 and expiring December 6, 2022)).

Subsequent to July 31, 2021, management decided to wind down operations at the facility and relocate research and development activity to the Gatineau Facility, with cessation of operations being in order to realize synergistic cost savings given the Company's ability to consolidate all research and development activities at the Gatineau Facility. As of the date of this AIF, the Company has significantly completed ending its operations at the Brantford Facility.

Belleville, Ontario (HEXO and Truss)

The Belleville Facility is the Company's centralized processing, manufacturing and distribution centre, featuring 932,190 sq. ft. of leased commercial space within a larger approximately 1.5 million sq. ft. industrial facility, with rights of first offer and first refusal to lease the remaining space in the facility. The facility acts as the Company's main production facility for processing, extraction and packaging, and the manufacturing of cannabis derivative products. Truss Beverage Co, the Company's venture with Molson Canada, is planned to operate at this facility once it obtains a separate license from Health Canada and it currently effectively operates under HEXO's license through HEXO CIB. The Company has subleased 183,600 sq. ft. to Truss, which Truss has then subleased back to HEXO CIB pending Truss' licensing. The facility is owned by Belleville Complex Inc., 25% of which is owned by the Company and the balance of which is owned by Olegna Holdings Inc. a company affiliated with a director of the Company, Vincent Chiara.

The Belleville facility is licensed by Health Canada for Standard Processing and Sale for Medical Purposes (current licence effective October 21, 2020 and expiring October 21, 2023). The facility also has a Cannabis Research license (effective August 27, 2020 and expires October 25, 2024). HEXO received an amendment to the licence to authorize non-medical sale of additional cannabis product types, including derivative products on May 29, 2020.

Accordingly, the facility is now operational for manufacturing and selling activity.

Atholville, New Brunswick

The Company owns and operates the Atholville Facility, (obtained through the acquisition of Zenabis on June 1, 2021) a 380,000 sq. ft. indoor facility in Atholville, New Brunswick. The Atholville facility is fully licensed by Health Canada for Standard Cultivation, Standard Processing and Sale for Medical Purposes, (effective July 19, 2021 and expires July 19, 2025). In addition, a Research license has been granted (effective December 14, 2020 and expires December 10, 2025) to conduct activities at the facility) and is currently operating at a steady state of production. The facility received EU - GMP approval from its Malta based European partner, ZenPharm Ltd. for operations. This is Company's first indoor grow facility.

Langley, British Columbia

The Langley Facility was acquired by the Company via the acquisition of Zenabis on June 1, 2021. The facility was a leased 450,000 sq. ft. greenhouse in Langley, British Columbia retrofitted for cannabis production. The facility was licensed by Health Canada for Standard Cultivation and Standard Processing (effective December 13, 2019 and expires August 2, 2022). In addition, a Research license has been granted (effective December 14, 2020 and expires December 10, 2025) to conduct activities at this site. In August 2021, the Company finalized the decision to close the facility as part of synergistic efforts to streamline operations and reorganize under the new group of entities.

As of the date of this AIF, the Company has significantly completed ending its operations at the Langley Facility. The cessation of operations is in order to realize synergistic cost savings as intended on acquisition.

Stellarton, Nova Scotia

The Company obtained the Stellarton Facility by way of the acquisition of Zenabis on June 1, 2021. The 255,000 sq. ft. indoor facility in Stellarton, Nova Scotia, is currently used as a packaging, processing and value-added cannabis product manufacturing facility. The facility is currently licensed by Health Canada for Standard Cultivation and Standard Processing (effective May 29, 2020 and expiring March 1, 2022). In addition, a research license has been granted (effective December 14, 2020, and expiring December 10, 2025) to conduct activities at the site.

Belleville, Ontario (KIT)

KIT is expected to operate out of a separate area within the Belleville facility and provide the Company with high quality extraction technology to facilitate production transformation for certain of the Company's cannabis derivative products. KIT will effectively operate under the Company's license as described in section 'Belleville, Ontario (HEXO)'. Previously management anticipated KIT to be operational by the end of the calendar year, however, due to additional construction required to zone the operations management now expects to have KIT commissioned and ready for testing before the end of Q2 for fiscal 22. Therefore, KIT remains non-operational as at July 31, 2021.

As at July 31, 2021 the remaining capital budget for KIT remains in draft and is approximately $14,400 of incremental spend to prepare the site and take KIT operational.

Montreal, Quebec (SQDC distribution)

HEXO's Montreal Quebec distribution facility is a warehouse and distribution centre, featuring 58,000 sq. ft. of leased commercial space. The facility serves as a warehouse and distribution centre for Quebec adult-use webstore orders for the SQDC, which are managed for the SQDC by HEXO and Metro Supply Chain Group Inc. It houses product from all the licensed producers who have contracts with the SQDC and serves as the sole distribution point for all direct-to-consumer shipments within the Province of Quebec for orders placed through the SQDC online webstore. This facility is fully operational and is regulated by the SQDC and does not require licensing by Health Canada.

Vaughan, Ontario

The Vaughan Facility is the Company's  planned cannabis research laboratory for the development of edible products and related intellectual property, featuring 14,200 sq. ft. of leased commercial space. The facility includes a sensory testing area and a complete commercial kitchen. The facility received its Cannabis Research license on August 27, 2020 which is effective until October 25, 2024.

Ottawa, Ontario	HEXO leases approximately 40,036 sq. ft. of office space in Ottawa, Ontario for its administrate and finance office space.
Kirkland Lake, Ontario

The Kirkland Lake Facility is located on 800 acres of land owned by DelShen,and is comprised of approximately 40,000 sq. feet of indoor cannabis production, processing space and office space.

Cannabis production commenced at the Kirkland Lake Facility on June 30, 2017, and DelShen harvested initial crops in November 2017.

Brantford, Ontario

The Good Farm Facility is located in an industrial area in Brantford, Ontario, and is comprised of approximately 46,000 sq. feet of indoor cannabis production, processing space and office space, as well as 25,000 sq. feet of available space to support pre/post farm production, extraction, labs and manufacturing.

The Brantford Facility is set up for Good Manufacturing Practices, and the Company anticipates receiving an organic production certification from Pro-cert Organic System Inc.

Brant County, Ontario	The Good Farm Facility, owned by G&G, is a 100-acre farm located in Brant County, Ontario, approximately 15 minutes away from the Brantford Facility.

Fenwick, Ontario

The Fenwick Facility is the location of Redecan's corporate headquarters. All central administrative functions are located at that facility including accounting, sales, purchasing, quality assurance, regulatory compliance, human resources, and payroll.

Most of the processing (extraction, bud drying, trimming bulk bagging), manufacturing (capsule, pre-roll), and packaging (vape filling and packaging, oil bottling and packaging, capsule bottling and packaging, bud bottling and packaging, pre-roll packaging) activities take place at the Fenwick Facility. The 17 grow rooms at the Fenwick Facility can produce approximately 20,000,000 grams of bud and 20,000,000 grams of shake per year.

Hagersville, Ontario

The Hagersville Facility operates a seasonal annual crop planted outside and under hoophouses. The crop is planted in the spring and harvested in the fall. The Hagersville Facility was initially licensed by Health Canada in May 2020 and the first annual crop was harvested in the fall of 2020. The annual yield of bud/shake is between 45,000,000 - 60,000,000 grams.

Primary functions of the site are cultivation of annual seasonal crop for pre-roll bud and shake for extraction, drying, trimming, bulk bagging, and storage of bulk harvested cannabis materials. Bulk materials produced at the Hagersville Facility are either stored for future use or transferred to the Fenwick site for further processing.

Ridgeville, Ontario

The Ridgeville Facility was used as a full cycle cultivation facility from inception to January 2019, at which point the last harvest was completed. From February 2019 onwards, the cultivation activities in that facility are only vegetative plant propagation and mother plant maintenance. The Ridgeville Facility produces plants to transfer to the Hagersville Facility and Fenwick Facility for cultivation and harvest. The Ridgeville Facility also acts as the center for direct to patient medical sales order fulfillment and patient enrollment, management, and record keeping. The Ridgeville Facility is also the location of customer service representatives and the associated questions/complaints/concerns phone line for recreational and medical customers.

Fort Collins, CO, USA

The Colorado facility is an approximately 50,000 sq.ft. facility which provides the necessary infrastructure to expand HEXO's Truss CBD USA joint venture with Molson Coors and provide US CPG companies access to the Powered by HEXO® technology and products.

Product Offerings

The Company offers a wide ranges of dried cannabis and cannabis-derived products covering all major product categories and price points.

With the acquisition of the Zenabis, Namaste, Re-üp, 48North, Avitas, Trail Mix, Latitude and Redecan brands, the Company has significantly expanded its product offerings, including in the categories of pre-rolls, vapes and concentrates as well as topicals for the wellness market.

Dried Cannabis - The Company offers dried cannabis products across its brand portfolio. Premium and mid-range products are offered under the HEXO, HEXO Plus, UP, Namaste, Redecan,and 48North brands, with mass-market and value products offered under the Original Stash, Re-üp and Bake Sale brands. Product lines feature a relatively wide spectrum of CBD and THC levels, through sativa, hybrid and indica plant strains.

Pre-rolls - The Company offers many of its dried flower strains in pre-roll format, with continued expansion planned in this category. Pre-rolls are currently offered under the Original Stash, UP, HEXO Plus, Redecan, 48North, Trail Mix, Namaste, and Re-U Re-üp brands. Notably, Redecan's "Redees" pre-rolls utilize an innovative production process that produces a unique straight roll.

Vapes - The Company currently offers a range of vape products under the HEXO brand and HEXO FLVR sub-brand. Several of the Company's recently acquired brands also offer vapes, including Redecan, 48North, Trail Mix and Re-üp.

Oils and Capsules - In the capsules category, HEXO offers CBD Softgels, featuring 25mg of CBD with little to no THC. Redecan also offers oils and capsules.

Concentrates - Under the Original Stash brand, the Company introduced the unique OS.KLIK distillate dispenser in 2020, an innovative device that delivers clean, precise dose control. Original Stash was also the first to offer a hash product to the legal market with OS.HASH.

Beverages - The Company is a leading provider of cannabis-infused beverages through its joint venture with Molson Coors Canada, Truss Beverages. Truss' first product offerings were made in May 2020, with the launch of the VeryvellTM line of water-soluble cannabis extract drops for public consumption across several Canadian provinces. The VeryvellTM line consists of Exhale; a CBD dominant product, Tingle; a balanced 1:1 CBD/THC product and Yawn; a THC dominant product. This product line utilizes a dosing cap to provide more control over dosage and offers a range of preferred experiences.

Truss' additional beverage products Mollo and House of Terpenes were made available for public consumption in early August 2020, followed shortly thereafter with the release of Little Victory.

The Truss beverages are produced and distributed from the Belleville facility. Truss operates out of a separate space at the Belleville facility in which it creates infused beverages, while HEXO will run production and transformation operations for the cannabis infusion of the beverages in its separate space in the Belleville facility. Previously, all the beverage related operations were conducted by HEXO through HEXO CIB under HEXO's licensing, but are now in the process of being transferred to Truss with it having obtained its own separate license from Health Canada on October 1, 2021. The Company will continue to oversee sales until Truss acquires the appropriate selling license during calendar year 2022, at which point sales will transfer to Truss as well.

Brands

The Company's brand portfolio is comprehensive, covering all major product types and price points.

Following the acquisitions, and in the context of integrating, Zenabis, 48North, and Redecan into its operations, the Company is currently reviewing its portfolio with a view to ensuring current brands fit into and remain aligned with its long-term growth strategy.

HEXO

HEXO is the Company's flagship brand which offers quality cannabis and cannabis derivative products to the adult-use and medical markets. The Company's goal is to become a top global cannabis company with a leading market share in Canada1 . After establishing a strong presence within its home market of Quebec, the Company has expanded nationally. To date, the Company has sold over 40,214 kg of adult-use and medical cannabis to thousands of Canadians who count on it for safe and reputable, high-quality products. The Company recently took the HEXO brand international with its sale of medical cannabis products to Israel. The Company has developed an extensive and award-winning product range, and gained valuable experience and knowledge through serving its customers.

_______________________________________
1Based on: (i) analyst commentary on the development of the cannabis industry in Canaccord Genuity Corp.'s report entitled "Cannabis Monthly, February 2019", dated February 20, 2019; (ii) the example of how the alcohol industry developed and consolidated post-prohibition, general commentary and analysis about the adult-use cannabis industry to the effect that, as a similar regulated industry, it can be expected to develop and consolidate in a similar fashion, and evidence that this is currently the trend in the industry; (iii) the Company's review of existing and developing cannabis sales by other licensed producers since the legalization of the adult-use cannabis market; (iv) the Company's current position in the adult-use market and its belief as to its competitive advantages arising from: (A) being a market leader in Quebec, its expansion into other select markets in Canada particularly Ontario, and increasing market share of sales in those markets; (B) offering a selection of products at a variety of price points; (C) maintaining a competitive cost structure; and (D) its Truss joint venture with Molson Coors. Revised from goal of 10% international market share in Europe, Mexico and the U.S.

HEXO Plus

The HEXO Plus brand serves the Quebec market, focusing on high THC cannabis and cannabis products with the same quality and innovation that is built into all of HEXO's award-winning products. Every lot of HEXO Plus flower promises to deliver 20% THC or more.

Original Stash

Original Stash is one of the Company's value brands, serving the frequent cannabis consumer who wants quality cannabis, but is conscious of legal market premiums. Original Stash first entered the market with a 28-gram product offering containing a blend of cannabis flower. This volume format was the first of its kind in the legal Canadian market, and the Company is proud to be able to bring it to Canadian consumers. In 2020, Original Stash was also first to market with hash, a product that has unique appeal to the target legacy consumer.

Up

The Company's UP brand was acquired through the acquisition of Newstrike in May 2019. UP aspires to be known as "Canada's cannabis" and the brand was relaunched with this objective in December 2020, along with a bold promise to address consumer feedback about the freshness, quality, and potency of legal cannabis. UP is one of the Company's premium brands and was listed in 8 provinces across Canada during fiscal 2021.

Bake Sale

In early April 2021, the Company launched its latest brand, Bake Sale. The first of its kind, Bake Sale was created for value seekers and is ideally suited for cannabis consumers who are perfecting recipes or experimenting with decarboxylation and infused food for the first time. The large-format products also offer consumers convenience and the ability to blend with their higher potency product to extend their current stash. Bake Sale offers Canadian consumers one of the lowest prices per gram in the country, in some cases as much as 20% less than competitor's products. This marked another step forward for the Company in its continued effort to help eliminate the illicit cannabis market in Canada and protect public health and safety.

Namaste

Obtained through the Zenabis acquisition, Namaste is an adult recreational cannabis brand that instills the idea of being present, with a suite of products designed to elevate the everyday. Offering products in the dried flower, pre-roll, vape, and oil categories.

Re-Up

Re-Up is a mass value brand that was obtained through the Zenabis acquisition in 2021. Known for its attainable price points and cheerful approach, Re-Up is primarily focused on the flower and pre-roll categories.

Blazery

Obtained through the Zenabis acquisition, the Blazery brand offers a selection of premium high THC strains in a convenient pre-rolled format.

48North

Obtained through the 48North acquisition, the 48North brand offers a range of premium cannabis that is indoor-grown, hand-trimmed then hang-dried. 48North cannabis is for any moment and every moment.

Latitude

Obtained through the 48North acquisition, Latitude is focused on the wellness segment, offering a growing selection of products designed for day-to-day wellness support including bath salts and intimacy oils.

Avitas

Obtained through the 48North acquisition, Avitas is focused on the vapes category. They use a gentle extraction method to preserve the flower's cannabinoid and terpene profiles, resulting in single strain, full spectrum oils - clean and simple.

Trail Mix

Obtained through the 48North acquisition, the Trail Mix brand features a range of sun grown, rain- watered cannabis. Inspired by the sights and sounds of the great outdoors, its bold, single strain cannabis lets you choose your own intent: high energy day or low energy night.

Redecan

Obtained through the Redecan acquisition, the Redecan brand is a Canadian leader in brand loyalty. Cultivating cannabis using proprietary technology, ozone-treated irrigation water, sunshine, and the watchful eye of Master Growers, their approach focuses on three tenets: technology, nature and community. Redecan believes that everyone should be able to buy high-quality cannabis products for a reasonable price, and that is reflected across their range of products, which span numerous categories including flower, pre-rolls, capsules and vapes.

Truss Beverage Co.

The Company has also positioned itself to meet the cannabis beverage demand through Truss, the Company's Canadian venture with Molson Coors Canada, which has one of the widest portfolios in the Canadian market. As of the date of this AIF, Truss has announced and begun to roll out across select Canadian provinces a full line of cannabis beverages and extract products "powered by HEXO".Truss is committed to developing a range of cannabis beverages that focus on great taste, consistency and choice for consumers. The CBD and THC products within the portfolio have been developed with consumer input at every stage of development.

The current portfolio consists of the following five brands:

Little Victory: Vibrant, naturally flavoured sparkling beverages to toast to any of life's little victories;

House of Terpenes: A range of sparkling tonics with botanically sourced terpenes that celebrate the flavours of cannabis;

Mollo: Crisp with an easy drinking taste;

Veryvell: A complete line-up of products to support the consumer's self-care journey; and

XMG: Bold and high intensity flavoured beverages.

Supply Channels

Canada

In Canada, HEXO has established supply channels for the legalized adult-use market within all ten  provinces and one territory, through supply agreements and arrangements with the government-run and/or private retailers.

Province or Territory	Description
Quebec

Non-binding supply arrangement, purchase orders received, and product shipments completed to date. Pricing is determined based on mutual determination by the parties with consideration to the available market information, and remains in effect for a set period of time.

Alberta

Supply agreement, purchase orders received, and product shipments completed to date. Pricing is determined based on mutual determination by the Parties with consideration to the available market information and remains in effect until otherwise negotiated. During quarterly line reviews, there will be the opportunity to negotiate the pricing charged to Alberta Gaming Liquor and Cannabis Commission. Purchase orders may be terminated prior to shipment upon mutual agreement between the parties.

British Columbia

Supply agreement in place, purchase orders received, and product shipments completed to date. Pricing is determined based on mutual determination by the Parties with consideration to the available market information. This agreement will automatically renew for successive 12- month periods, unless either party provides a notice of non-renewal at least 120 days before the end of then-current term.

Ontario

Supply agreement in place, purchase orders received, and product shipments completed to date. Pricing is determined based on mutual determination by the parties with consideration to the available market information. Agreement has a term of 2 years with renewal on 180 days notice.

Nova Scotia

Non-binding supply arrangement, purchase orders received, and product shipments completed to date. Pricing is determined based on mutual determination by the parties with consideration to the available market information, and remains in effect for a set period of time.

New Brunswick

Non-binding supply arrangement, purchase orders received, and product shipments completed to date. Pricing is pre-determined the company but remains subject to review and approval by Cannabis N.-B. Ltée / Cannabis NB Ltd., after consideration of available market information.

Saskatchewan

Non-binding supply arrangement with Saskatchewan-based distributors NCD (Kiaro) and Wiid Running Leaf; successfully completed process to become an authorized licensed producer to 12 sell in Saskatchewan; purchase orders received, and product shipments delivered to date. Pricing is determined based on mutual determination by the parties with consideration to the available market information, and remains in effect for a set period of time.

Manitoba

Non-binding supply arrangement, purchase order received, and product shipments completed to date. Pricing is determined based on mutual determination by the Parties with consideration to the available market information,and remains in effect for a set period of time.

Prince Edward Island

Non-binding supply arrangement, purchase order received, and product shipments completed to date. Pricing is determined based on mutual determination by the parties with consideration to the available market information, and remains in effect for a set period of time.

Newfoundland

Non-binding supply arrangement, purchase order received, and product shipments completed to date. Pricing is determined based on mutual determination by the parties with consideration to the available market information, and remains in effect for a set period of time.

Yukon

Supply arrangement, purchase orders received, and product shipments completed to date. Pricing is determined based on mutual determination by the Parties with consideration to the available market information, and remains in effect for a set period of time

International

On July 9, 2020, HEXO announced it had launched medical cannabis products in Israel through a 24-month agreement with leading Israeli medical cannabis company, Breath of Life International Ltd. A first shipment for 493.92 kg of cannabis sativa dehydrated flowers, contributing sales of $1.291 million, was completed on March 24, 2020. During the fiscal year 2021, the Company shipped 3,600 kg of cannabis sativa dehydrated flowers, contributing sales of $9.0 million.

Through Zenabis, the Company has a joint venture (ZenPharm Limited) in Birżebbuġa, Malta, with a local pharmaceutical processing and distribution company for the purpose of providing refined cannabis products to the EU pharmaceutical market. On May 20, 2020, Zenabis successfully received EU GMP approval for the Atholville Facility. On February 1, 2021, ZenPharm Limited received EU GMP certification issued by the Malta Medicines Authority. EU GMP certification is a requirement for export of medicinal cannabis products into most European markets and ensures that patients seeking medicinal cannabis treatments benefit from the highest quality and safety standards in manufacturing processes. Regular recurring commercial shipments to ZenPharm Limited are expected to begin in 2022 after receipt of all licensing and regulatory approvals of ZenPharm Limited by the Malta Medicines Authority.

U.S.

As the U.S. market for CBD products continues to develop, HEXO has been pursuing plans to enter the CBD market in select states in 2021 using a variety of distribution channels to offer a variety of products under the Company's non-THC experiences. On October 6, 2021, Truss CBD USA announced the expansion of Veryvell, a line of hemp-derived CBD and adaptogen beverages. Following a successful Colorado launch in 2020, Truss CBD USA now expands Veryvell semi-nationally to be available in 17 states. Residents in the states of Alaska, Arkansas, Colorado, Connecticut, Florida, Iowa, Kentucky, New Jersey, New Mexico, New York, Ohio, Oklahoma, Oregon, Texas, Vermont, Virginia, and West Virginia can now get Veryvell delivered right to their door via direct-to-consumer online purchase

Any expansion into the U.S. CBD market will only be conducted in compliance with all applicable U.S. federal and state laws and U.S. Food and Drug Administration requirements. The Company is currently not pursuing and will not pursue any activity in any state in the United States involving products with 0.3% or more THC content until fully legal under U.S. federal law and all applicable state law requirements.

Adult-Use Market

QUEBEC

In Quebec, which has a population of 8.6 million, or approximately 22% of the Canadian population, the SQDC operates the sale and distribution of adult-use cannabis. As at the date of this AIF, the SQDC has established 78 retail locations throughout the province, for in-store cannabis sales. It expects to increase this number to 100 locations by March 2023. It also sells cannabis online.

We currently have a commercial agreement with the SQDC to be the preferred supplier of cannabis products to the SQDC for the Québec market for the first five years post-legalization, with an option to extend the term for an additional year. Under the agreement, the Company was slated to supply 20,000 kg of products in the first year of the agreement and is expected to supply 35,000 kg in the second year and 45,000 kg in the third. The volumes for the final two years of the agreement will be established based on performance and forecasting in the third year. The supply arrangement covers the full range of the Company's products and brands, from flowers to cannabis oil.

The SQDC is not required to purchase a minimum volume of cannabis under this agreement other than in the first year. The SQDC originally contracted approximately 60 tons for purchase in the first year from all licensed producers. Initial sell-through was expected to be a little less than half of that amount, however, as the retail store roll-out in Quebec has been slow to develop. While the SAQ had committed to improving access to legalized cannabis, this has been slower than HEXO had originally expected. During this start-up phase, HEXO sold 10,250 kg, achieving approximately 33% market share based on volume. The Company believed that any exercise of committed purchase features for a larger amount during the first year of the agreement would have been short sighted. By amendment effective on January 17, 2020, the Company contractually relieved the SQDC of the first year obligation to purchase the full 20,000 kg of the outstanding commitment.

While the Company did not achieve the expected sales during the first three years of the agreement., it remains a preferred supplier of the SQDC with its approximately 11% market share based on volume and is working on expanding its product offerings with the SQDC based on consumer demands and as the SQDC continues the roll-out of its retail distribution channels. The Company does not believe the Canadian market will successfully penetrate the black market and see meaningful sales numbers until it can address the issues around access to legal cannabis and the instore experience.

We currently supply the SQDC with HEXO's Elixir, THC and CBD formulas, dried cannabis products, extract product and oil products.  In addition, we hold a distribution agreement with the SQDC, which provides the storage and distribution for all of the SQDC's online product sales to end-users. This includes the product of all licensed producers with established supply agreements held with the SQDC. Operations of the distribution centre began in October 2018.

ONTARIO

In Ontario, which has a population of 14.8 million, or approximately 39% of the Canadian population, the government currently offers consumers a variety of cannabis products through online sales by the Ontario Cannabis Store ("OCS"). We currently hold supply agreements with the OCS, in which we supply the province with HEXO's Original Stash, HEXO brand and Truss's Veryvell. As at the date of this AIF, HEXO has a product presence in over 80% of the private retailers throughout the province.

BRITISH COLUMBIA

British Columbia, which has a population of 5.0 million, or approximately 13% of the Canadian population, serves the adult-use cannabis market through a dual private-government approach. The British Columbia Liquor Distribution Branch (the "BCLDB") manages the distribution of cannabis and cannabis-based products. We hold supply agreements with the BCLDB, in which we supply HEXO's Original Stash.  As at the date of this AIF, HEXO has a product presence within 90% of the retailers throughout the province.

ALBERTA

The Company has a supply agreement with the Alberta Gaming, Liquor and Cannabis Board to be supplied online and in stores, under which the Company supplies HEXO's Original Stash and HEXO brand. As at the date of this AIF, HEXO has a product presence in 90% of the  retailers throughout the province.

OTHER CANADIAN MARKETS

The Company currently has established distribution channels within the 7 other provincial markets and one territory. These channels include both supply agreements and supplier arrangements with the provincial governments and private retailers.

Employees

As of July 31, 2021, the Company and its subsidiaries had  1,277 employees, an increase from 798 employees on July 31, 2020.

Proprietary Protection

HEXO protects its intellectual property by seeking and obtaining registered protection (inclusive of patents) where possible. As of July 31, 2021, HEXO has filed to protect over 181 patents focused on devices, formulations, packaging and processing as part of its intellectual property strategy.

Corporate Social Responsibility

At HEXO, our goal is to be one of Canada's leading cannabis producers and processors. We know that if we want to achieve our goal, we need to think about more than just our products and prices. We must also examine the way our operations impact the natural and social environment on a local, provincial and national level. HEXO is monitoring and reporting on its greenhouse gas emissions, setting targets to reduce them, and offsetting its footprint. Our Corporate Social Responsibility Charter focuses on four priorities: People, Public, Products and Planet.

PEOPLE

• Significant contribution to the local economy of Masson-Angers, QC, Belleville, ON, and Atholville, NB

• Career development, profit sharing and shareholder programs for employees

•  Volunteer and team building opportunities for employees

• Reduced pricing on products for employee medical clients

PUBLIC

  Academic education and research investments
  Education programs for our retail partners
  Responsible use program investments
  Support to social justice initiatives
    Donation to the Indian Residential School Survivor Society in wake of unmarked graves being discovered across Canada to support 24/7 crisis operations

PLANET

  Achieved carbon neutrality in 2021 by offsetting 100% of our 2020 operational emissions
  Offset the personal carbon emissions of our 1,200 2020 employees (Estimated personal emissions based on the average Canadian's emissions from heating and powering their homes, driving and food consumption
    Operations and employee offset funds support the Great Bear Forest Carbon project, a landmark project that balances human well-being and ecological integrity on traditional territory with unextinguished Aboriginal rights and title
    Offset the plastic used in our pouch packaging - 71,000 kg to date in 2021
    We offset with our primary packaging supplier Dymapak and their partner Plastic Bank, who builds ethical recycling ecosystems in coastal communities and reprocesses the materials for reintroduction into the global manufacturing supply chain
  Enabled a more virtual workforce to reduce our office footprint
  Greenhouse gas (GHG) Inventory and Reporting (based on ISO14064 standards
  Use of solar energy to minimize electricity consumption
  Recycling and composting programs
  Water conservation (rainwater capture and water recycling)

PRODUCTS

   Naturally grown and rigorously tested cannabis
   Innovative smoke-free options
   Excise tax absorbed on products for medical clients
   Quinte Business Achievements Awards - 2021 Manufacturing Business of the Year

Code of Ethics

The Company's code of ethics is reviewed and approved annually by the Human Resources and Corporate Governance Committee and is posted on our website at www.hexocorp.com/governance.

Industry Overview

Regulatory Framework of Medical and Consumer Cannabis in Canada under the Cannabis Act

Up until the coming into force of the Cannabis Act and the Cannabis Regulations, only the production and sale of cannabis for medical purposes was permitted, with such production and sale being regulated by the ACMPR made under the CDSA. On October 17, 2018, the Cannabis Act and Cannabis Regulations came into effect, legalizing the sale of cannabis for adult recreational use. The Cannabis Act and Cannabis Regulations establish a framework governing the production, importation, exportation, testing, packaging, labelling, sending, delivery, transportation, sale, possession and disposal of adult-use cannabis and medical-use cannabis. Among other things, the Cannabis Regulations set out requirements relating to: (1) Licences; (2) Security Clearances; (3) Cannabis Products; (4) Packaging, Labelling and Promotion; (5) Health Products and Cosmetics Containing Cannabis; and (6) Cannabis for Medical Purposes. The Cannabis Regulations establish six classes of licenses: cultivation, processing, analytical testing, sales, research, and cannabis drug licenses.

As discussed in greater detail below in the Risk Factors under "Regulatory Risks", "Regulatory Developments", "Reliance on Licence Renewal and Amendment" and "Development of Canadian Adult-Use Recreational Market", because the Cannabis Act and Cannabis Regulations have only been in force since October 17, 2018, the actual impact of the legislative and regulatory framework established thereunder on the Company's business, financial condition, results of operations and prospects remain unknown.

Licenses

The Cannabis Regulations establish six classes of licences under the Cannabis Act: cultivation licences; processing licences; analytical testing licences; sales; research licences; and cannabis drug licences. The Cannabis Regulations have also established sub-classes for cultivation licenses (standard cultivation, micro cultivation, and nursery) processing licenses (standard processing and micro-processing) and sale (sale for medical purposes). Different license types carry different rules and requirements that are intended to be proportionate to the public health and safety risks posed by each license category and/or sub-class. Producers holding production and sale licenses under the ACMPR will have been transitioned to sale (for medical purposes) licenses under the Cannabis Act. The Cannabis Regulations permit cultivation license holders to conduct both outdoor and indoor cultivation of cannabis. A holder of a license must only conduct authorized activities at the location set out in the license.

Security Clearances

Certain people associated with cannabis licensees must hold a valid security clearance issued by the Minister. Those individuals include 1) individuals occupying a "key position" within the corporate license holder (e.g. the responsible person, the head of security, the master grower and the quality assurance person), 2) directors, officers and individuals who exercise, or are in a position to exercise, direct control over the corporate license holder, 3) directors and officers of any corporation that exercises, or is in a position to exercise, direct control over the corporate license holder and (iv) certain other individuals identified by the Minister of Health. Under the Cannabis Regulations, the Minister may refuse to grant security clearances to individuals with organized crime associations or past convictions for, or in association with, drug trafficking, corruption, or violent offences. This was largely the approach in place previously under the ACMPR and other related regulations governing the licensed production of cannabis for medical purposes. Individuals who have a history of nonviolent, lower-risk criminal activity (for example, simple possession of cannabis, or small-scale cultivation of cannabis plants) are not precluded by legislation from participating in the legal cannabis industry, and the granting of security clearance to such individuals is at the discretion of the Minister of Health.

Cannabis Tracking and Licensing System

Under the Cannabis Act, the Minister is authorized to establish and maintain a national cannabis tracking system. The purpose of the tracking system is to enable the tracking of cannabis throughout the supply chain to help prevent diversion of cannabis into and out of the legal market. The Cannabis Regulations provide the Minister with the authority to make a ministerial order that would require certain persons named in such order to report specific information about their authorized activities with cannabis, in the form and manner specified by the Minister. Accordingly, the Minister has introduced the Cannabis Tracking and Licensing System (the "CTLS"). In application of the Cannabis Tracking System Order, SOR/2019-202, license-holders are required to use the CTLS to submit monthly reports to the Minister.

Cannabis Products

On June 14, 2019, Health Canada released the final, targeted amendments to the Cannabis Regulations setting out the regulations governing the legal production and sale of edible cannabis, cannabis extracts, and cannabis topicals ("New Products"). The amended regulations came into force on October 17, 2019. License holders are required to provide 60 days' notice to Health Canada of their intent to sell any new products. This notice is also submitted through CTLS. Assuming Health Canada does not object to the New Products being listed for sale (Health Canada does not review the Company's filings for compliance with the Cannabis Act and Cannabis Regulations), sales will be permitted to authorized retailers and medical patients at the expiry of the 60-day notice period. This review process however does not constitute an approval. It is still the responsibility of the Licence Holder to ensure the products' compliance with the Cannabis Act and Cannabis Regulations.

As of October 17, 2019, the Cannabis Act and Regulations permit the sale to the public of dried cannabis, cannabis oil, fresh cannabis, cannabis plants, cannabis plant seeds, edible cannabis, cannabis extracts and cannabis topicals by authorized license holders.

Effective October 17, 2020, cannabis oil ceased to be a separate class of saleable cannabis and has been subsumed within other classes of cannabis (e.g. cannabis extracts or edible cannabis), depending on the details of how the particular cannabis product is packaged, the THC content and the presence of other ingredients.

Packaging and Labelling

The Cannabis Regulations impose strict requirements pertaining to the packaging and labelling of cannabis products (including the New Products). Those requirements include plain packaging restrictions for cannabis products, and also impose strict limits on logos, colours, graphics and branding. The Cannabis Regulations further impose requirements regarding disclosure and labelling of product source information (e.g. class of cannabis and prescribed information about the processor), mandatory health warnings, a standardized cannabis symbol and specific product information around THC and CBD content. A cannabis product's brand name may only be displayed once on the principal display panel. If there are separate principal display panels for English and French, it can be displayed only once on each principal display panel. In addition to the brand name, only one other brand element (e.g. logo, design or slogan) can be displayed. The same restrictions generally apply, with limited changes, to the New Products.

Advertising

The promotion of Cannabis is generally restricted under the Cannabis Act. Subject to a few exceptions, all promotions of cannabis are prohibited unless authorized by the Cannabis Act.

Cannabis for Medical Purposes

The Cannabis Regulations set out the regulatory framework for medical cannabis following legalization, which remains substantively consistent with the previous regulatory regime set out by the ACMPR under the CDSA. Some adjustments have been made to align with rules for non-medical consumer use, improve patient access, and reduce the risk of abuse within the medical access system. The sale of medical cannabis remains federally regulated and sales can only be made by an entity that holds a licence for sale for medical purposes under the Cannabis Regulations to patients who: (a) have a medical document authorizing the use of medical cannabis and (b) have registered with the licensed entity. Patients must obtain a medical document from their health care provider and then register as a patient with a holder of a license for sale for medical purposes, with the registration in each case valid for a maximum of one year. The client can then order from the licensed seller online or via telephone and the cannabis will be shipped directly to the client. The Federal government intends to review the medical cannabis system five years from the date of legalization to determine whether to implement any further changes to the regulatory framework.

Provincial and Territorial Regulatory Regimes

While the Cannabis Act governs the production of cannabis for adult-use (i.e. non-medical) purposes and related matters by the federal government, the Cannabis Act has authorized the provinces and territories of Canada to regulate other aspects of consumer cannabis, such as sale and distribution, minimum age requirements, and consumption. The government of each Canadian province and territory has regulatory regimes in place for the distribution and sale of cannabis within those jurisdictions.

There are three general frameworks for brick-and-mortar retail: (i) private cannabis retailers licensed by the province (ii) government-operated retail stores or (iii) a combination of both frameworks. Regardless of the framework, the recreational cannabis market is ultimately supplied by federally licensed cultivators and processors. In addition, each of these Canadian jurisdictions has established a minimum age of 19 years old, except for Québec, where the minimum age is 21, and Alberta, where the minimum age is 18.

The following outlines the current regimes in each province and territory:

Province/Territory	Where Cannabis Products may be sold
Alberta	Private licensed in-person or Government-operated online store
British Columbia	Government-operated in-person and online stores or private licensed in-person stores
Manitoba	Private licensed in person and online stores
New Brunswick	Government-operated in-person and online stores
Newfoundland and Labrador	Private licensed in-person stores or government-operated online store
Northwest Territories	Government-operated in-person and online stores
Nova Scotia	Government-operated in-person and online stores
Nunavut	Government-operated online store or by phone
Ontario	Private licensed in-person stores or government-operated online store
Prince Edward Island	Government-operated in-person and online stores
Quebec	Government-operated in-person and online stores
Saskatchewan	Private licensed in-person and online stores
Yukon	Private licensed in-person stores or government-operated online store

All provinces and territories have a public possession limit of 30 grams per individual.

Health Products and Cosmetics Containing Cannabis

Products that display health claims, including prescription and non-prescription drugs, natural health products, veterinary drugs and veterinary health products and medical devices must receive marketing authorization from Health Canada prior to launch. Health Canada has taken a scientific, evidence-based approach to the oversight of health products with cannabis that are approved with health claims, including prescription and non-prescription drugs, natural health products, veterinary drugs and veterinary health products, and medical devices. Under the Cannabis Regulations, the use of cannabis-derived ingredients (other than certain hemp seed derivatives containing no more than 10 parts per million THC) in cosmetics, are permitted, subject to provisions of the Cannabis Act.

Activities Outside Canada

The Corporation only conducts business in jurisdictions outside of Canada where such operations are legally permissible in accordance with all of the laws of the foreign jurisdiction, the laws of Canada and its regulatory obligations with the TSX and Nasdaq. The legal and regulatory requirements in the foreign countries in which the Corporation operates with respect to the cultivation and sale of cannabis, as well as local business culture and practices are different from those in Canada. Prior to commencing operations in a new country, in partnership with its local legal counsel, consultants and partners, the Corporation conducts legal and commercial due diligence in order to ensure that it and its officers and directors gain a sufficient understanding of the legal, political and commercial framework and specific risks associated with operating in such jurisdiction. Where possible, the Corporation seeks to work with respected and experienced local partners who can help to understand and navigate the local business and operating environment, language and cultural differences. In consultation with advisors, the Corporation takes steps it deems appropriate in light of the level of activity and investment it expects to have in each country to ensure the management of risks and the implementation of necessary internal controls.

In the United States, despite cannabis having been legalized at the state level for medical use in many states and for adult use in a number of states, cannabis continues to be categorized as a Schedule I controlled substance under the federal Controlled Substances Act (the "CSA") and subject to the Controlled Substances Import and Export Act (the "CSIEA"). HEXO does not produce or distribute cannabis products in the United States. The Company only intends to participate in federally-permissible activities, despite cannabis being legal in certain individual states.

On January 4, 2018, former U.S. Attorney General Jeff Sessions issued a memorandum to U.S. district attorneys which rescinded previous guidance from the U.S. Department of Justice specific to cannabis enforcement in the U.S., including the August 29, 2013 memorandum authored by then Deputy Attorney General James Cole (the "Cole Memorandum") indicating that the U.S. Department of Justice would not prioritize the prosecution of cannabis related violations of U.S. federal law in jurisdictions that had enacted laws legalizing cannabis in some form and that had also implemented strong and effective regulatory and enforcement systems. With the Cole Memorandum rescinded, U.S. federal prosecutors can exercise their discretion in determining whether to prosecute cannabis related violations of U.S. federal law.

On October 16, 2017, the TSX provided clarity regarding the application of Sections 306 (Minimum Listing Requirements) and 325 (Management) and Part VII (Halting of Trading, Suspension and Delisting of Securities) of the TSX Company Manual (collectively, the "TSX Cannabis Requirements") to applicants and TSX-listed issuers with business activities in the cannabis sector. In TSX Staff Notice 2017-0009, the TSX notes that issuers with ongoing business activities that violate U.S. federal law regarding cannabis are not in compliance with the TSX Cannabis Requirements. These business activities may include (i) direct or indirect ownership of, or investment in, entities engaging in activities related to the cultivation, distribution or possession of cannabis in the U.S., (ii) commercial interests or arrangements with such entities, (iii) providing services or products specifically targeted to such entities, or (iv) commercial interests or arrangements with entities engaging in providing services or products to U.S. cannabis companies. The TSX reminded issuers that, among other things, should the TSX find that a listed issuer is engaging in activities contrary to the TSX Cannabis Requirements, the TSX has the discretion to initiate a delisting review.

HEXO does not engage in any U.S. cannabis-related activities as defined in Canadian Securities Administrators Staff Notice 51-352, and does not engage in any other activities involving cannabis or hemp with any level of THC or CBD in the United States except to the extent fully in compliance with U.S. federal law and all applicable state laws. We only conduct business in jurisdictions outside of Canada where such operations are legally permissible and in compliance with all of the federal laws, and the state, provincial or similar laws, of the foreign jurisdiction, the federal, provincial and territorial laws of Canada and our regulatory obligations with to the TSX. In addition, we do not currently have any partnerships, joint ventures or similar arrangements with U.S.-based companies that may themselves participate in the U.S. cannabis market except in compliance with U.S. federal law and all applicable state laws.

RISK FACTORS

There are a number of risk factors that could cause future results to differ materially from those described herein. The risks and uncertainties described herein are not the only ones the Company faces. Additional risks and uncertainties, including those that the Company does not know about now or that it currently deems immaterial, may also adversely affect the Company's business. If any of the following risks actually occur, the Company's business may be harmed, and its financial condition and results of operations may suffer significantly.

Financial Risks

Going Concern

The Company has incurred net losses in every year since its inception and it is anticipated it will continue to incur net losses in the future, and it has identified conditions and events that raise substantial doubt about its ability to continue as a going concern. The Company may never achieve or maintain profitability. HEXO remains a growth-stage company with a limited operating history. There can be no assurance that HEXO will always have sufficient capital resources to continue as a going concern or that significant losses will not occur in the near future or that HEXO will be profitable in the future. There can be no assurance that HEXO will generate any revenues or achieve profitability. Our continued operations are dependent ultimately on our ability to achieve and maintain profitability and positive cash flow from our operations.

The Company's consolidated financial statements for the year ended July 31, 2021, have been prepared using International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board applicable to a going concern, which assumes that the Company will be able to continue its operations and will be able to realize its assets and settle its liabilities in the normal course of business as they come due in the foreseeable future. For the year ended July 31, 2021, the Company reported an operating loss of $85.5 million; cash outflows from operating activities of $64.6 and an accumulated deficit of $774.4 million.

The Company's consolidated financial statements for the year ended July 31, 2021, have been prepared using IFRS applicable to a going concern, which assumes that the Company will be able to continue its operations and will be able to realize its assets and settle its liabilities in the normal course of business as they come due in the foreseeable future. For the year ended July 31, 2021, the Company reported an operating loss of $85.495 million, cash outflows from operating activities of $64.575 million and an accumulated deficit of $774.414 million. In addition, the US$229.32 million in cash held in escrow in connection with the Company's issuance of the Secured Note was released subsequent to year end to finance the Redecan acquisition.

Under the terms of the Senior Secured Convertible Note, the Secured Noteholder has the option to require the Company to pay the monthly Optional Redemption Payments, which are settled in either cash or Common Shares valued at the Market Stock Payment Price. In order to retain the right to settle the monthly Optional Redemption Payments in Common Shares, the Company must maintain, for each of the 20 previous trading days, a daily volume weighted average price per Common Share on the Nasdaq ("VWAP") above US$1.50, as well as meet certain other conditions. This price condition was reduced from US$5.00 to US$1.50 on October 24, 2021 when the Company obtained an amendment to the terms of the Senior Secured Convertible Note. In the event that the Company's daily VWAP falls below US$1.50, the Company would be required to seek a waiver from the Secured Noteholder in order to settle each monthly redemption in equity (an "Equity Condition Waiver"). If the Secured Noteholder does not grant a requested Equity Condition Waiver, the applicable monthly Optional Redemption Payment would be required to be settled in cash. To date, when required and requested, the Secured Noteholder has granted Equity Condition Waivers to permit the settlement of the monthly Optional Redemption Payments in Common Shares. However, there can be no assurances that the daily VWAP will remain above US$1.50 or, in situations where the daily VWAP falls below US$1.50, that the Secured Noteholder will continue to grant any Equity Condition Waivers to permit settlement of the monthly Optional Redemption Payments in Common Shares. As such, there exists a risk that significant cash outflows may be required over the next twelve months under the terms of the Senior Secured Convertible Note. Moreover, the payment of the Optional Redemption Payments in Common Shares can result in significant dilution to the Company's shareholders.

In addition to funding any cash requirements under the Senior Secured Convertible Note, the Company must also secure sufficient funding for ongoing working capital requirements, existing commitments, and to support the level of investment required to continue to develop cultivation, processing and distribution infrastructure, optimize operations and improve efficiency. Existing funds on hand are not currently sufficient to support ongoing operations, existing commitments and the future growth plans of the Company, and the Company does not currently have any credit or debt facility under which it may draw funds and the Senior Secured Convertible Note significantly restricts the Company's ability to incur additional indebtedness while such note remain outstanding. Management plans to finance any operational requirements and expansion plans through the issuance of new public or private equity or, to the extent possible, debt instruments, supplemented with operating cash inflows from operations. Nevertheless, there is no assurance that additional future funding will be available to the Company, or that it will be available on terms which are acceptable to the Company.

These circumstances create substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern. The Company's ability to continue as a going concern is dependent upon its ability to fund the repayment of existing borrowings, secure additional financing and to generate positive cash flows from operations. The Company's financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary If the company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

Liquidity Risk

Liquidity risk is the risk is the risk that the Company will not be able to meet its financial obligations which are cash or other financial asset settlement based as they come due. The Company manages liquidity risk by reviewing on an ongoing basis, its capital requirements.  As at July 31, 2021, the Company has $67.462 million (July 31, 2020 - $184.173 million) of cash and cash equivalents and $37.421 million (July 31, 2020 -$19.426 million) in trade receivables, while it has current liabilities of $500.331 million on its statement of financial position. As well, the Company has contractual commitments of $18.244 million due before July 31, 2022. The carrying values of cash and cash equivalents, trade receivables and accounts payable and accrued liabilities approximate their fair values due to their short-term to maturity.

The Company has recognized losses and negative operating cash flows over the past three fiscal years. The Company is exposed to liquidity risk as it continues to have operating net cash outflows. Furthermore, the Company has entered into a significant convertible note arrangement, in which, the lender may, upon their request under a certain equity condition present in the arrangement, demand optional redemption payments in cash, as opposed to share settlements. Therefore, a significant portion of the Company's financial liabilities are classified as current liabilities, as settlement may occur within 12 months of the July 31, 2021.

The Company's success in executing on its longer-term strategy is dependent upon its ability to fund the repayment of existing debt and to generate positive cash flows from operations. The Company's long term strategy forecasting is derived from significant estimates which relate to, among other inputs, timing estimates, sales volumes and prices, delivery of new products and earnings related to newly integrated business combinations. The Company's operations may not generate sufficient cash flow to sustain its current obligations. If additional liquidity and capital resources are required, management plans to secure the necessary financing through the issuance of new public or private equity or more favourable debt instruments. There is no assurance that additional future funding will be available to the Company, or that it will be available on terms which are acceptable to management. Thus, failure to obtain adequate and favourable financing and capital resources could have an adverse effect on the Company's financial condition.

Cash Flow from Operations and the Need for Additional Financing

The Company generated negative operating cash flow for the year ended July 31, 2021, and the past three fiscal years. The Company cannot guarantee that it will attain or maintain positive operating cash flow in the future. To the extent that the Company has negative cash flows in future periods, HEXO may require additional financing to fund its operations to the point where it is generating positive cash flows, and continued negative cash flow may restrict HEXO's ability to pursue its business objectives. If additional liquidity is required, management plans to secure the necessary financing through the issuance of new public or private equity or debt instruments. There is no assurance that additional future funding will be available to the Company, or that it will be available on terms which are acceptable to management.

HEXO expects, however, to require significant additional financing for its continued development, growth and its currently contemplated or future business objectives and expansion plans, including additional anticipated contributions to its Truss, Truss CBD USA and KIT joint ventures, contemplated U.S. expansion initiatives through HEXO USA and KIT USA, potential additional expansion and improvements at its Belleville, Ontario production facility, and possible repayment of Zenabis debts. The failure to raise such capital could result in the delay or indefinite postponement of all or any of the Company's currently contemplated or future business objectives and expansion plans and impede its continued development and growth. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to HEXO. If additional funds are raised through issuances of equity or convertible debt securities, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to those of holders of Common Shares.

In addition, from time to time, HEXO may enter into transactions to acquire assets or the shares of other companies. These transactions may be financed wholly or partially with debt, which may temporarily increase HEXO's debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for HEXO to obtain additional capital and to pursue business opportunities, including potential acquisitions.

Indebtedness and Senior Secured Convertible Note

Debt Servicing Risks

If the principal amount of the Senior Secured Convertible Note is not converted into Common Shares or the Company does not pay or is not able to pay for any Optional Redemption Payments in Common Shares, servicing the debt under the Senior Secured Convertible Note requires a significant amount of cash, and the Company may not have sufficient cash flow from its business to pay its obligations under the Senior Secured Convertible Note.

The Company’s ability to make scheduled payments of principal or to pay Optional Redemption Payments or other amounts payable under the Senior Secured Convertible Note or to refinance the Senior Secured Convertible Note depends on our future performance, which is subject to economic, financial, competitive and other factors, some of which are beyond our control. The terms of the Senior Secured Convertible Note requires us to pay approximately US$396.0 million to repay or redeem the full principal amount of the Senior Secured Convertible Note at maturity, and the Secured Noteholder has the right to require the Company to pay the Optional Redemption Payments and certain other amounts under the Senior Secured Convertible Note. The Company’s business may not generate cash flow from operations in the future sufficient to satisfy our obligations under the Senior Secured Convertible Note. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as reducing or delaying investments or capital expenditures, selling assets, refinancing or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance the Senior Secured Convertible Note will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default under the Senior Secured Convertible Note.

Dilution or Depression of Share Price on Conversion or Redemption

The conversion of the Senior Secured Convertible Note or the satisfaction of Optional Redemption Payments and other amounts payable under the Senior Secured Convertible Note in Common Shares will dilute the ownership interests of existing shareholders to the extent we deliver shares upon conversion or redemption of the Senior  Secured Convertible Note. Any sales in the public market of the Common Shares issuable upon such conversion or redemption could adversely affect prevailing market prices of our Common Shares. In addition, the existence of the Senior Secured Convertible Note may encourage short selling by market participants because the conversion of the Senior Secured Convertible Note or the satisfaction of Optional Redemption Payments and other amounts payable under the Senior Secured Convertible Note in Common Shares could be used to satisfy short positions, or anticipated conversion or satisfaction of Optional Redemption Payments and other amounts payable under the Senior Secured Convertible Note in Common Shares could depress the price of our Common Shares.

Impact of Fundamental Change Provisions

The Fundamental Change repurchase and redemption features of the Senior Secured Convertible Note may delay or prevent an otherwise beneficial attempt to take over the Company. The terms of the Senior Secured Convertible Note require us to repurchase the Senior Secured Convertible Note in the event of a Fundamental Change. A takeover of the Company would trigger an option of the Secured Noteholder to require us to repurchase the Senior Secured Convertible Note. This may have the effect of delaying or preventing a takeover of the Company that would otherwise be beneficial.

Events of Default

The Company is subject to certain covenants set forth in the Senior Secured Convertible Note. The Senior Secured Convertible Note contains customary events of default, including for non-payment, misrepresentation, breach of covenants, defaults under other material indebtedness, material adverse change, bankruptcy, change of control and material judgments. Among other things, we are required to maintain a minimum liquidity of at least US$35.0 million at all times, and in some cases, of at least US$80.0 million.

Upon an event of default under the Senior Secured Convertible Note, the outstanding principal amount of the Senior Secured Convertible Note plus any other amounts owed under the Senior Secured Convertible Note will become immediately due and payable. In such a circumstance, the Company may not be able to make accelerated payments required under the Senior Secured Convertible Note, and the Secured Noteholder could foreclose on the Company’s assets. An event of default would also likely significantly diminish the market price of our Common Shares.

Valuation of Biological Assets

Pursuant to IFRS, HEXO measures the value of its biological assets consisting of cannabis plants using the income approach at fair value less costs to sell up to the point of harvest. As market prices are generally not available for biological assets while they are growing, HEXO is required to make assumptions and estimates relating to, among other things, future agricultural commodity yields, prices and production costs. The assumptions and estimates used to determine the fair value of biological assets, and any changes to such prior estimates, directly affect HEXO's reported results of operations. If actual yields, prices, costs, market conditions or other results differ from HEXO's estimates and assumptions, there could be material adjustments to HEXO's results of operations. In addition, the use of these future estimated metrics differs from generally accepted accounting principles in the United States ("U.S. GAAP"). As a result, HEXO's financial statements and reported earnings are not directly comparable to those of similar companies in the United States reporting under U.S. GAAP.

Material Weaknesses in Internal Controls Over Financial Reporting

In accordance with National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109"), and Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 within the U.S., the establishment and maintenance of Disclosure Controls and Procedures ("DCP") and Internal Control Over Financial Reporting ("ICFR") is the responsibility of management. The DCP and ICFR have been designed by management based on the 2013 Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission to provide reasonable assurance that the Company's financial reporting is reliable and that its financial statements have been prepared in accordance with IFRS.

Irrespective of how well the DCP and ICFR are designed, internal controls have inherent limitations and can only provide reasonable assurance that the controls are meeting the Company's objectives in providing reliable financial reporting information in accordance with IFRS. These inherent limitations include, but are not limited to, human error and circumvention of controls and as such, there can be no assurance that the controls will prevent or detect all misstatements due to errors or fraud, if any.

The Company maintains a set of DCP designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis. An evaluation of the design of DCP was done under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer. Based upon this evaluation, the material changes to the control environment and the material weaknesses in our ICFR as at July 31, 2021, have been disclosed in our management's discussion and analysis for the fiscal year ended July 31, 2021 (the "MD&A"). The MD&A also discloses the associated remediation activities the Company has begun implementing in order to address these material weaknesses.

If we do not implement new or improved controls, or experience difficulties in implementing them, it could harm our operating results, or we may not be able to meet our reporting obligations. In addition, investors could lose confidence in the reliability of our financial statements, and this could harm our business and have a negative effect on the trading price or market value of securities of the Corporation. There is no assurance that we will be able to remediate the material weaknesses we have identified or any additional material weaknesses or significant deficiencies we may identify in future periods, or maintain all of the necessary controls to ensure continued compliance. There is also no assurance that we will be able to retain personnel who have the necessary finance and accounting skills because of the increased demand for qualified personnel among publicly traded companies. Although we intend to devote substantial time to ongoing compliance with this, including incurring the necessary costs associated with therewith, we cannot be certain that we will be successful in complying with these governance requirements.

We do not expect that our DCP and ICFP will prevent all error or fraud. A control system, no matter how well-designed and implemented, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within an organization are detected. The inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of certain persons, by collusion of two or more people or by management override of the controls. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected in a timely manner or at all. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results could be materially adversely affected, which could also cause investors to lose confidence in our reported financial information, which in turn could result in a reduction in the trading price of the common shares

Operational Risks

Acquisition and Integration Risk

HEXO has in the past made and may in the future make acquisitions and investments that could divert management's attention, result in operating difficulties and dilution to our shareholders and otherwise disrupt our operations and HEXO may have difficulty integrating any such acquisitions successfully or realizing the anticipated benefits therefrom, any of which could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects. For example, already during the calendar year 2021, HEXO signed, announced and completed each of the Zenabis, 48North and Redecan acquisitions. Please see "General Development of the Business - Three Year History - The Zenabis Acquisition", "General Development of the Business - Three Year History - The Redecan Acquisition" and "General Development of the Business - Three Year History - The 48North Acquisition" sections of this AIF for additional information on the acquisition of Zenabis, Redecan and 48North.

Pursuing potential strategic acquisitions or investment opportunities is one possible growth strategy. Any transactions that HEXO enter into could be material to its business, financial condition, results of operations, cash flows and prospects. The process of acquiring and integrating another company or technology could create unforeseen operating difficulties and expenditures. Acquisitions and investments involve a number of risks, including:

  diversion of management time and focus from operating the Company's business;
  use of resources that are needed in other areas of the Company's business;
  integration of the acquired company;
  implementation or remediation of controls, procedures and policies of the acquired company;
  difficulty integrating the accounting systems and operations of the acquired company;
  coordination of product, engineering and selling and marketing functions, including difficulties and additional expenses associated with supporting legacy services and products and hosting infrastructure of the acquired company and difficulty converting the customers of the acquired company onto our Platform, including disparities in the revenue, licensing, support or professional services model of the acquired company;
  difficulty integrating, supporting or enhancing acquired products or services, including difficulty in transitioning acquired products or services developed with different source code architectures to our Platform and difficulty in supporting feature development across our full suite of housebuilt and acquired products or services;
  retention and integration of employees from the acquired company, and preservation of our corporate culture;
  the potential loss of key employees;
  unforeseen costs or liabilities, including the use of substantial portions of our available cash to consummate the acquisition;
  adverse effects to our existing business relationships with Customers as a result of the acquisition or investment;
  the possibility of adverse tax consequences;
  litigation or other claims arising in connection with the acquired company or investment; and
  the need to integrate potential operations across different cultures and languages and to address the particular economic, currency, political and regulatory risks associated with specific countries.

In addition, a significant portion of the purchase price of companies HEXO has acquired may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, HEXO's acquisitions do not yield expected returns, HEXO may be required to take charges to its operating results based on this impairment assessment process, which could adversely affect its results of operations.

Although HEXO has conducted and will conduct due diligence in connection with potential strategic acquisitions or investment opportunities and potential vendors have, may or will provide a number of representations and warranties in favour of the Company in connection with these acquisitions, an unavoidable level of risk remains regarding any undisclosed or unknown liabilities of or issues concerning the acquired entities. Following the closing of any potential strategic acquisitions or investment opportunities, HEXO may discover that it has acquired substantial undisclosed liabilities or that certain of the representations made by the vendors are untrue. There can be no assurance of recovery by HEXO from potential insurers or potential vendors for any breach of the representations, warranties or covenants to be provided by such potential vendors under the applicable acquisition agreements because there can be no assurance that the amount and length of such potential insurance coverage or of the potential indemnification obligations will be sufficient to satisfy such potential obligations, or that such potential vendors will has any assets or continue to exist. The Company's eventual inability to claim for full indemnification from potential vendors could have a material and adverse effect on the Company.

Acquisitions and investments may also result in dilutive issuances of equity securities, which could adversely affect our share price, or result in issuances of securities with superior rights and preferences to the Common Shares or the incurrence of debt with restrictive covenants that limit the Company's future uses of capital in pursuit of business opportunities.

Additionally, the successful integration and management of the Company and prior acquisitions and a potential target for a strategic acquisition or investment as a combined entity is subject to numerous risks that could adversely affect the Company's growth and profitability, including: (i) the risk that HEXO may not be able to successfully manage a potential target for a strategic acquisition or investment's operations, (ii) the risk that our operational, financial and management systems may be incompatible with, or inadequate to effectively integrate and manage systems acquired from potential target for a strategic acquisition or investment, (iii) the risk that a potential strategic acquisition or investment may require financial resources that could otherwise be used in the development of other aspects of our business, (v) the risk that HEXO may not obtain the consents required under agreements entered into with third parties, (vi) the risk that the integration process may result in operational problems, costs, expenses, liabilities, including loss of contracts and customers, and (vii) the risk that HEXO's key management or employees and of a potential target for a strategic acquisition or investment may not be retained or may leave following the strategic acquisition or investment, which could have a significant impact on the combined entity's operations, specifically if such departures were to occur in positions or roles which require significant technical and operational knowledge and for which qualified replacement personnel is scarce.

The successful integration of recent and potential strategic acquisitions or investments will also require cooperation between HEXO employees and the acquired companies or investees  and is subject to the risk that personnel from the Company and the acquired companies or investees  may not be able to work together successfully, which could adversely impact HEXO's business, financial condition and results of operations.

HEXO may not be able to identify acquisition or investment opportunities that meet its strategic objectives, or to the extent such opportunities are identified, HEXO may not be able to negotiate terms with respect to the acquisition or investment that are acceptable to the Company.

Management and Key Executive

HEXO are dependent on the continued services and performance of our senior management and other employees, the loss of any of whom could adversely affect our business, financial condition, results of operations, cash flows and prospects.

Our future performance depends on the continued services and contributions of our senior management, and other employees to execute on our business plan and to identify and pursue new opportunities and product innovations. The failure to properly manage succession plans and/or the loss of services of senior management or other employees could significantly delay or prevent the achievement of our strategic objectives. From time to time, there may be changes in our senior management team resulting from the hiring or departure of executives, which could disrupt the Company's business. The replacement of one or more of HEXO officers or other key employees would likely involve significant time and costs and may significantly delay or prevent the achievement of the Company's business objectives. The loss of the services of one or more of HEXO's senior management or other employees for any reason could adversely affect our business, financial condition, results of operations, cash flows and prospects and require significant amounts of time, training and resources to find suitable replacements and integrate them within our business and could affect our corporate culture.

To continue to execute its growth strategy, HEXO also must attract and retain highly skilled personnel. Competition is intense for qualified professionals. HEXO may not be successful in continuing to attract and retain qualified personnel. HEXO has from time to time in the past experienced, and HEXO expect to continue to experience in the future, difficulty in hiring and retaining highly skilled personnel with appropriate qualifications. The pool of qualified personnel with experience working in the licensed cannabis market is limited overall. In addition, many of the companies with which HEXO compete for experienced personnel may have greater resources than HEXO has.

In addition, in making employment decisions, particularly in high-technology industries, job candidates often consider the value of the stock options or other equity instruments they are to receive in connection with their employment. Volatility in the price of our Common Shares may, therefore, adversely affect our ability to attract or retain highly skilled personnel. Furthermore, the requirement to expense stock options and other equity instruments may discourage us from granting the size or type of stock option or equity awards that job candidates require to join our Company. Failure to attract new personnel or failure to retain and motivate our current personnel, could has a material adverse effect on our business, financial condition and results of operations.

Although HEXO has employment and non-competition agreements with members of our senior management team, HEXO cannot assure you that they or our other key employees will all choose to remain employed by the Company. If HEXO loses the services of one or more of these individuals, or if one or more of them decide to join a competitor or otherwise compete directly or indirectly with the Company, its business, operating results, and financial condition could be harmed.

Investors must rely upon the ability, expertise, judgment, discretion, integrity, and good faith of management. The amount of time and expertise expended on the affairs of the Company by each member of the Company's management team  and  each  director  will  vary  according  to  the  Company's  needs.  Management has  established  employment  agreements for the c-level positions of the Company. Management has not and does not intend to acquire any key-person insurance policies and there is, therefore, a risk that the departure of any member of management, the Board, or any key employee or consultant, could have a material adverse effect on the Company's future. In addition, the inability to find suitable directors for the Board or replacements for any key employees following departure will likely has a material adverse effect on the Company's business

Government Supply Agreements and Other Customer Relationships

HEXO expects to derive a significant portion of its future revenues from the recently legalized adult-use cannabis industry and market in Canada, including through its agreements with the SQDC in Québec, the OCRC in Ontario and the BCLDB in British Columbia. For additional information regarding HEXO's supply agreements, see "Description of the Business - Supply Channels". The agreements with the SQDC, the OCRC and the BCLDB do not contain purchase commitments or otherwise obligate the purchaser to buy a minimum or fixed volume of products from HEXO. The amount of cannabis that the SQDC, the OCRC and the BCLDB may purchase under HEXO's agreements with them may therefore vary from what HEXO expects or has planned for. As a result, HEXO's revenues could fluctuate materially in the future and could be materially and disproportionately impacted by the purchasing decisions of the SQDC, the OCRC and the BCLDB. If any of the SQDC, the OCRC or the BCLDB decides to purchase lower volumes of products from HEXO than HEXO expects, alters its purchasing patterns at any time with limited notice or decides not to continue to purchase HEXO's cannabis products at all, HEXO's revenues could be materially adversely affected, which could have a material adverse effect on HEXO's business, financial condition, results of operations and prospects.

Government-run provincial and territorial distributors in Canada require suppliers to meet certain service and business standards, and routinely assess for compliance with such standards.  Any failure by us to comply with such standards could result in our being downgraded or disqualified as a supplier and would severely impede or eliminate our ability to access certain markets within Canada.

Reliance on Limited Cultivation and Production Facilities

With the acquisition of Zenabis, 48North and Redecan, HEXO did obtain additional cultivation and processing capacity, notably with the Atholville Facility, the Fenwick Facility, the Ridgeville Facility, the Hagersville Facility, the Sesekinika Facility, the Good Farm Facility and the Good House Facility. However, at present and until the completion of the integration of Zenabis', 48North's and Redecan's operations into those of the Company, HEXO's production activities, including cultivation, harvesting, drying and curing, processing and extraction and packaging activities remain mainly carried out at its facility in Gatineau, Québec, while its facility in Belleville, Ontario  is used for processing and extraction and packaging activities, as well as research and development and the manufacture of advanced cannabis products.  Most of the Company's cultivation and harvesting, drying and curing activities  continues to be carried out from our Gatineau facility for the foreseeable future. Adverse changes or developments affecting the Gatineau facility including but not limited to changes to municipal laws regarding zoning, facility design errors, environmental pollution, non-performance by third party contractors, increases in materials or labour costs, labour disputes or disruptions, inability to attract sufficient numbers of qualified workers, productivity inefficiencies, equipment or process failures, production errors, disruption in the supply of energy and utilities and major incidents and/or catastrophic events such as fires, explosions, earthquakes or storms, would have a material and adverse effect on HEXO's business, financial condition, results of operations and prospects. In addition, HEXO bears all of the costs of maintenance and upkeep of the Gatineau facility. HEXO's operations and financial performance may be adversely affected if it is unable to keep up with maintenance requirements.

Because of the nature of HEXO's products and the limited legal channels for distribution, as well as the concentration of inventory in the Gatineau facility, HEXO is subject to the risk of theft of its product and other security breaches. A security breach at the Gatineau facility could result in a significant loss of available product, expose HEXO to additional liability under applicable regulations and to potentially costly litigation or increase expenses relating to the resolution and future prevention of similar thefts, any of which could have an adverse effect on HEXO's business, financial condition, results of operations and prospects.

Scale of Operations

The Company has implemented supplier arrangements across all provinces and one territory. Should demand for HEXO's products increase there exists the risk of HEXO being unable to fulfil demand. Although the Company is currently on track to meet its intended capacity goals, delays in meeting its capacity goals could result in unfulfilled purchase orders and HEXO may lose a significant amount of sales. Any inability to secure the required supply of cannabis to meet the demands of supplier agreements either by means of internal generation or through acquisition could have a materially adverse impact on operating results of the Company.

Dependence on Suppliers and Skilled Labour

HEXO's ability to compete and grow will be dependent on having access, at a reasonable cost and in a timely manner, to skilled labor, equipment, parts and components. No assurances can be given that HEXO will be successful in maintaining its required supply of skilled labor, equipment, parts and components. It is also possible that the final costs of the major equipment contemplated by HEXO's capital expenditure program may be significantly greater than anticipated by its management, and may be greater than funds available to HEXO, in which circumstance HEXO may curtail, or extend the timeframes for completing, its capital expenditure plans. Moreover, as HEXO scales back its operations, HEXO may experience difficulties retaining its workforce. Failure in retaining employees through the changing market and regulatory environment may affect HEXO's growth plans.

Reliance on Third Party Distributors and Other Service or Logistics Providers

HEXO relies on third-party distributors and other service or logistics providers, including pharmaceutical distributors and other courier services, and may in the future rely on other third parties, to distribute its products or provide other services. The Company recently entered into a contract with Metro Supply Chain Group Inc. pursuant to which Metro Supply Chain Group Inc. provides the Company with certain distribution and e-commerce services in support of the Company's contract to manage a warehouse and distribution center for Québec adult-use webstore orders for the SQDC. If these distributors and service providers do not successfully carry out their contractual duties, if there is a delay or interruption in the distribution of HEXO's products or provision of HEXO's services, or if these third parties damage HEXO's products or reputation, it could have a material adverse effect on the Company's business, financial condition, results of operations or prospects. Any damage to HEXO's products, such as product spoilage, could expose HEXO to potential product liability, damage its reputation and the reputation of its brands or otherwise harm its business.

Reliance on Key Inputs

The Company's business is dependent on a number of key inputs and their related costs including raw materials and supplies related to its growing operations, as well as electricity, water and other local utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition and operating results of the Company. Some of these inputs may only be available from a single supplier or a limited group of suppliers. If a sole source supplier was to go out of business, the Company might be unable to find a replacement for such source in a timely manner or at all. If a sole source supplier were to be acquired by a competitor, that competitor may elect not to sell to the Company in the future. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition and operating results of the Company.

Continuance of Contractual Relationships with Provincial and Territorial Governments

A significant portion of the Company's revenues depends on it maintaining supply agreements with the various Canadian provinces and territories. Those contractual relationships are dependent on a number of factors and alterations to, or the termination of, such relationships may adversely impact the Company's business, financial condition and operations.

Failure of Quality Control Systems

The quality and safety of HEXO's products are critical to the success of HEXO's business and operations.  As such, it is imperative that HEXO's (and its service providers') quality control systems operate effectively and successfully.  Quality control systems can be negatively impacted by the design of the quality control systems, the quality training program, and adherence by employees to quality control guidelines.  Although HEXO strives to ensure that all of its service providers have implemented and adhere to high caliber quality control systems, HEXO could experience a significant failure or deterioration of such quality control systems.  If, as a result of a failure in HEXO (or HEXO's service providers') quality control systems, contamination of, or damage to, HEXO's inventory or packaged products occurs, HEXO may incur significant costs in replacing the inventory and recalling products.  HEXO may be unable to meet customer demand and may lose customers who have to purchase alternative brands or products.  In addition, consumers may lose confidence in the affected products.  A loss of sales volume from a contamination event may occur, and such a loss may affect HEXO's ability to supply its current customers and to recapture their business in the event they are forced to switch products or brands, even if on a temporary basis.  HEXO may also be subject to legal action as a result of a contamination, which could result in negative publicity and affect HEXO's sales  During this time, HEXO's competitors may benefit form an increased market share that could be difficult and costly to regain.

Transportation of Cannabis Products

Due to the direct-to-consumer shipping model for medical cannabis in Canada, HEXO depends on fast and efficient third-party transportation services to distribute its medical cannabis products.  In addition, Canadian adult-use distribution rules take various forms on a jurisdiction-by-jurisdiction basis and often require HEXO to employ third parties to deliver HEXO's products to central government sites.  Any prolonged disruption of third-party transportation services could have a material adverse effect on HEXO's sales volumes or HEXO's end users' satisfaction with its products.  Rising costs associated with third-party transportation services used by HEXO to ship its products may also adversely impact its profitability.

The security of HEXO's products during transportation to and from HEXO's facilities is of the utmost concern.  A breach of security at one of our facilities, or during transport or delivery, could result in the significant loss of product as well as customers and may expose HEXO to additional liability, including regulatory fines, litigation or increased expenses relating to the resolution and future prevention of similar events.  Any failure to take steps necessary to ensure the safekeeping of HEXO's cannabis could also have an impact on HEXO's ability to continue operating under its existing licences, to renew or receiving amendments to HEXO's existing licences or to receive required new licences.

Cybersecurity Risks

The information systems maintained by HEXO and any third-party service providers and vendors, are vulnerable to an increasing threat of continually evolving cybersecurity risks. These risks may take the form of malware, computer viruses, cyber threats, extortion, employee error, malfeasance, system errors or other types of risks, and may occur from inside or outside of the respective organizations. Cybersecurity risk is increasingly difficult to identify and quantify and cannot be fully mitigated because of the rapid evolving nature of the threats, targets and consequences. Additionally, unauthorized parties may attempt to gain access to these systems through fraud or other means of deceiving third-party service providers, employees or vendors. HEXO's operations depend, in part, on how well networks, equipment, IT systems and software are protected against damage from a number of threats. These operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. However, if HEXO is unable or delayed in maintaining, upgrading or replacing IT systems and software, the risk of a cybersecurity incident could materially increase. Any of these and other events could result in information system failures, delays and/ or increases in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact HEXO's reputation and results of operations.

In addition, HEXO collects and stores certain personal information about patients who purchase its medical cannabis and is responsible for protecting that information from privacy breaches. A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. In addition, theft of data is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. Any such privacy breach or theft could have a material adverse effect on HEXO's business, financial condition, results of operations and prospects.

In addition, there are a number of federal and provincial laws protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of that protected information. In particular, the privacy rules under the Personal Information Protection and Electronics Documents Act (Canada) ("PIPEDA") and where applicable, provincial legislation governing personal health information, protect medical records and other personal health information by limiting their use and disclosure of health information to the minimum level reasonably necessary to accomplish the intended purpose. If HEXO was found to be in violation of the privacy or security rules under PIPEDA or other laws protecting the confidentiality of medical cannabis patient health information, it could be subject to sanctions and civil or criminal penalties, which could increase its liabilities, harm its reputation and have a material adverse effect on the business, results of operations, financial condition and prospects of HEXO.

Management of Growth

The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. If the Company is unable to deal with this growth; that may have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

Fraudulent or Illegal Activities by Employees, Contractors or Consultants

The Company is exposed to the risk that its employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to the Company that violates: (i) government regulations; (ii) manufacturing standards; (iii) federal and provincial healthcare fraud and abuse laws and regulations; or (iv) laws that require the true, complete and accurate reporting of financial information or data. It is not always possible for the Company to identify and deter misconduct by its employees and other third parties, and the precautions taken by the Company to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Company from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against HEXO, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of the Company's operations, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

Business Risks

Development of Brands, Products and Technologies

HEXO's business depends significantly on successfully developing and maintaining strong brands, products and technologies. In the future, HEXO may also leverage the brands of third-parties through joint ventures or partnerships. The cannabis industry is in its early stages of development and building a strong brand image is an integral part of the growth strategies for HEXO and its competitors. HEXO believes that the strength of its brands and products has significantly contributed to the success of its business. Developing and enhancing HEXO's brands may require HEXO to make substantial investments in areas such as research and development, product design, marketing, and employee training, and these investments are costly and may not be successful. Leveraging others' brands through joint ventures or partnerships may result in the incurrence of additional debt, costs and contingent liabilities, and there can be no assurance that such future joint ventures or partnerships will be achieved on satisfactory terms, or at all, or achieve the expected benefits to HEXO's business. Failure to develop or maintain strong brands and products may materially and adversely affect HEXO's business, financial condition, results of operations and prospects.

HEXO and its competitors are also actively seeking to develop new products in order to keep pace with any new market developments and generate revenue growth. HEXO may not be successful in developing effective and safe new products, bringing such products to market in time to be effectively commercialized, or obtaining any required regulatory approvals, which, together with any capital expenditures made in the course of such product development and regulatory approval processes, may have a material adverse effect on HEXO's business, financial condition, results of operations and prospects.

The technologies, process and formulations HEXO uses may also face competition or become obsolete. Rapidly changing markets, technology, emerging industry standards and frequent introduction of new products characterize the cannabis business. The introduction of new products embodying new technologies, including new manufacturing processes or formulations, and the emergence of new industry standards may render HEXO's products obsolete, less competitive or less marketable. The process of developing new products is complex and requires significant continuing costs, development efforts and third-party commitments. HEXO may be unable to anticipate changes in customer requirements that could make its existing technology, processes or formulations obsolete. HEXO's success will depend on its ability to continue to enhance its existing technologies, develop new technology that addresses the increasing sophistication and varied needs of the market, and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. Failure to develop new technologies and products and the obsolescence of existing technologies or processes could adversely affect HEXO's business, financial condition, results of operations and prospects.

Intellectual Property

HEXO's continued success depends significantly on the protection of its trademarks, patents and intellectual property rights. HEXO has been granted numerous trademark registrations covering its brands and products and has filed, and expects to continue to file, trademark and patent applications seeking to protect newly developed intellectual property. With respect to the trademark and patent applications that HEXO has filed, HEXO cannot offer any assurances about whether such applications will be granted. Even if trademark and patent applications are successfully approved, third parties may challenge their validity, enforceability, or scope, which may result in such trademarks or patents being narrowed, found unenforceable or invalidated. Even if they are unchallenged, any trademark or patent applications and future trademarks and patents may not adequately protect HEXO's intellectual property, provide exclusivity for its products or processes, or prevent others from designing around any issued patent claims. Any of these outcomes could impair HEXO's ability to prevent competition from third parties, which may have an adverse impact on HEXO's business.

Unauthorized parties may also attempt to replicate or otherwise obtain and use HEXO's products and technology. Policing the unauthorized use of HEXO's existing or future trademarks, patents or other intellectual property rights could be difficult, expensive, time consuming and unpredictable, as may be enforcing these rights. Identifying the unauthorized use of intellectual property rights is difficult as HEXO may be unable to effectively monitor and evaluate the products being distributed by its competitors, including parties such as unlicenced dispensaries and black-market participants, and the processes used to produce such products. In addition, in any infringement proceeding, HEXO's existing or future trademarks, patents or other intellectual property rights or other proprietary know-how may be found invalid, unenforceable, anti-competitive or not infringed or may be interpreted narrowly and such proceeding could put existing intellectual property applications at risk of not being issued.

In addition, other parties may claim that HEXO's products infringe on their proprietary or patent protected rights. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources and legal fees, result in injunctions or temporary restraining orders or require the payment of damages.

HEXO also relies on certain trade secrets, technical know-how and proprietary information that are not protected by patents to maintain its competitive position. HEXO's trade secrets, technical know-how and proprietary information, which are not protected by patents, may become known to or be independently developed by competitors, which could adversely affect HEXO.

Joint Venture and Strategic Alliance Risks

HEXO has entered into, and intends to enter into in the future, joint ventures and strategic alliances with third parties that it believes will complement or augment HEXO's existing business. Joint ventures and strategic alliances could present unforeseen obstacles or costs, may not enhance HEXO's business and may involve risks that could adversely affect HEXO, including: (i) HEXO may not control the joint ventures or strategic alliances; (ii) where HEXO does not have substantial decision-making authority, it may experience impasses or disputes with its joint venture or strategic alliance partners on certain decisions, which could require HEXO to expend additional resources to resolve such impasses or disputes, including litigation or arbitration; (iii) joint venture or strategic alliance partners may become insolvent or bankrupt, fail to fund their share of required capital contributions or fail to fulfil their obligations as partners; (iv) joint venture or strategic alliance partners may have business or economic interests that are inconsistent with HEXO's and may take actions contrary to HEXO's interests; (v) HEXO may suffer losses as a result of actions taken by its joint venture or strategic alliance partners with respect to joint venture investments or strategic alliances; and (vi) it may be difficult for HEXO to exit a joint venture or strategic alliance if an impasse arises or if HEXO desires to sell its interest for any reason. In addition, HEXO's ability to enter into or complete future joint ventures or strategic alliances is dependent upon, and may be limited by, the availability of suitable candidates and capital and there can be no assurance that HEXO will be able to consummate any future joint venture or strategic alliance on satisfactory terms, or at all, or such future joint venture or strategic alliance will achieve the desired benefits. In addition, strategic alliances could present unforeseen integration obstacles or costs, may not enhance HEXO's business and may involve risks that could adversely affect HEXO, including the investment of significant amounts of management time that may be diverted from operations in order to pursue and complete such transactions or maintain such strategic alliances.  Future strategic alliances could result in the incurrence of debt, costs and contingent liabilities, and there can be no assurance that future strategic alliances will achieve, or that HEXO's existing strategic alliances will continue to achieve, the expected benefits to its business or that HEXO will be able to consummate future strategic alliances on satisfactory terms, or at all. Any of the foregoing risks and uncertainties could have a material adverse effect on HEXO's business, financial condition, results of operations and prospects.

Realization of Growth Targets

The Company's growth strategy contemplates outfitting and completing its facilities with additional production resources.  There is a risk that these additional resources will not be achieved on time, on budget, or at all, as they can be adversely affected by a variety of factors, including some that are discussed elsewhere in these risk factors and the following:

• delays in obtaining, or conditions imposed by, regulatory approvals;

• failure to obtain anticipated license capacity increases;

• plant design errors, non-performance by third party contractors, increases in materials or labour costs or construction performance falling below expected levels of output or efficiency;

• environmental pollution;

• contractor operator errors or breakdowns, aging or failure of equipment or processes;

• labour disputes, disruptions or declines in productivity or inability to attract sufficient numbers of qualified workers;

• disruption or delay in acquiring incremental supply of energy and utilities as needed; and

• incidents and/or extraordinary catastrophic events such as fires, explosions, earthquakes or storms.

As a result, there is a risk that the Company may not have product, or sufficient product, available for shipment, to meet the expectations of its potential customers or its business plan.

U.S. Related Risks

Restrictions on U.S. Activities

HEXO only conducts business outside of Canada in jurisdictions where such activities are legally permissible in accordance with the laws of the applicable jurisdictions and the rules and policies of the TSX and the Nasdaq. Following the passage of the 2018 Farm Bill, the Company is actively working on expansion plans in the United States where and as permitted to take advantage of opportunities in hemp-derived CBD products and markets, such as the Truss CBD USA joint venture with Molson Coors Beverage Company in the State of Colorado and the establishment of KIT USA. The Company expects to use a portion of the proceeds from the Offering for these expansion plans.

The passage of the 2018 Farm Bill in December 2018 removed industrial hemp and hemp-derived products with a THC concentration of not more than 0.3% (dry weight basis) from Schedule I of the U.S. Controlled Substances Act (the "CSA"). Despite cannabis having been legalized at the state level for medical use in many states and for adult use in a number of states, cannabis containing 0.3% or more THC continues to be categorized as a Schedule I controlled substance under the CSA and subject to the U.S. Controlled Substances Import and Export Act (the "CSIEA").

CBD is increasingly used as an ingredient in food and beverages, as an ingredient in dietary supplements and as a compound in cosmetics, thereby generating new investments and creating employment in the cultivation and processing of hemp and hemp-derived products. Foods and beverages, dietary supplements, pharmaceuticals, and cosmetics containing CBD are all subject to regulation under the U.S. Federal Food, Drug and Cosmetics Act (the "FDCA"). The FDA has asserted that CBD is not a lawful ingredient in foods and beverages, supplements and pharmaceuticals (unless FDA-approved). As such, in the future if it decided to commercialize products containing CBD, and although the Company would work to maintain compliance with all applicable regulatory requirements, any potential FDA enforcement action against the Company could result in a number of negative consequences, including fines, disgorgement of profits, recalls or seizures of products, or a partial or total suspension of the Company's production or distribution of its products.

HEXO does not currently produce or distribute any cannabis products in the United States or accept payments from any party that does so. While HEXO is entering into the U.S. hemp derived CBD market, it will do so in full compliance with the CSA, the CSIEA, the FCDA and all other applicable federal and state laws. Nonetheless, violations of any U.S. federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings initiated by either the U.S. federal government or private citizens or criminal charges, including, but not limited to, disgorgement of profits, cessation of business and activities or divestiture.

HEXO's U.S. expansion plans are also subject to the rules of the TSX. On October 16, 2017, the TSX provided clarity regarding the application of Sections 306 (Minimum Listing Requirements) and 325 (Management) and Part VII (Halting of Trading, Suspension and Delisting of Securities) of the TSX Company Manual (collectively, the "TSX Requirements") to applicants and TSX-listed issuers with business activities in the cannabis sector. In TSX Staff Notice 2017-0009, the TSX notes that issuers with ongoing business activities that violate U.S. federal law regarding cannabis are not in compliance with the TSX Requirements. These business activities may include (i) direct or indirect ownership of, or investment in, entities engaging in activities related to the cultivation, distribution or possession of cannabis in the U.S., (ii) commercial interests or arrangements with such entities, (iii) providing services or products specifically targeted to such entities, or (iv) commercial interests or arrangements with entities engaging in providing services or products to U.S. cannabis companies. The TSX reminded issuers that, among other things, should the TSX find that a listed issuer is engaging in activities contrary to the TSX Requirements, the TSX has the discretion to initiate a delisting review. Failure by the Company to comply with the requirements could have an adverse effect on its business.

HEXO does not engage in any U.S. cannabis-related activities as defined in Canadian Securities Administrators Staff Notice 51-352, and does not engage in any other activities involving cannabis or hemp with any level of THC or CBD in the United States except to the extent fully in compliance with U.S. federal law and all applicable state laws. We only conduct business in jurisdictions outside of Canada where such operations are legally permissible in accordance with all of the federal laws, and the state, provincial or similar laws, of the foreign jurisdiction, the federal, provincial and territorial laws of Canada and our regulatory obligations to the TSX. In addition, HEXO does not currently have any partnerships, joint ventures or similar arrangements with U.S.-based companies that may themselves participate in the U.S. cannabis market except in compliance with U.S. federal law and all applicable state laws

Investment Company Status

The U.S. Investment Company Act of 1940, as amended (the "Investment Company Act"), prohibits a non-U.S. issuer that is an "investment company" as defined therein from making public offers or sales of securities in the United States. An issuer generally will be deemed to be an "investment company" for purposes of the Investment Company Act if it owns or proposes to acquire "investment securities" having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

While we do not currently believe we are an "investment company," we hold assets that are investment securities, including our interest in Truss. We do not control the ability to restructure the Truss arrangement such that it is not an investment security. We also intend to enter into other joint ventures or similar arrangements, which may involve investment securities. If the value of our interest in Truss, in other joint ventures or in other investment securities relative to our total assets were to increase, we may be deemed to be an investment company. In that case, we may not be able to raise additional funds through public offers and sales of securities in the United States. We would not be able to avoid this outcome by registering as an investment company under the Investment Company Act because the Investment Company Act generally prohibits non-U.S. entities from registering and also imposes many restrictions on the capital structure, governance, and activities of registered investment companies, which we would be unable to comply with.

PFIC Risks

If the Company is classified as a "passive foreign investment company" (a "PFIC") within the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended (the "Code") in the current or future tax years, a U.S. holder of Common Shares may suffer adverse U.S. federal income tax consequences. The Company believes that it was not a PFIC for the fiscal year ended July 31, 2019, and based on current business plans and financial expectations, the Company expects that it should not be a PFIC for the current fiscal year and expects that it should not be a PFIC for the foreseeable future. However, the tests for determining PFIC status are based upon the composition of the income and assets of the Company and its subsidiaries and affiliates from time to time, and it is difficult to make accurate predictions of future income and assets. Accordingly, there can be no assurance that the Company will not become a PFIC in the future. A non-U.S. corporation generally will be considered a PFIC for any taxable year if either: (i) at least 75% of its gross income is passive income; or (ii) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income (which generally includes cash). See "Certain U.S. Federal Income Tax Considerations-Passive Foreign Investment Company Rules" for a discussion of such potential consequences.

Enforceability of Actions Under U.S. Federal Securities Laws

Although the Company has appointed an agent for service of process in the United States, it may be difficult for United States investors to effect services of process or enforcement of actions against the Company or certain of its directors and officers under U.S. federal securities laws. The Company is incorporated under the laws of the Province of Ontario, Canada. All of its directors and officers reside in Canada. Because the assets of the Company and these persons may be located outside the United States, it may be difficult for United States investors to effect service of process in the United States upon the Company or the directors or officers of the Company, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under U.S. federal securities laws or other United States laws. There is substantial doubt as to whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities and whether a judgment of a United States court predicated solely upon such civil liabilities would be enforceable in Canada by a Canadian court.

Entry into the United States

Requirements for international travelers wishing to enter the United States are governed by and conducted in accordance with U.S. federal law. Although medical and recreational cannabis may be legal in some U.S. states and Canada, the sale, possession, production and distribution of cannabis containing 0.3% or more THC or the facilitation of the aforementioned remains illegal under U.S. federal law, and significant regulation or the transportation of cannabis across state and national borders continues to apply. Consequently, persons seeking to enter the United States who are not U.S. citizens may be denied entry if the purpose of their visit is related to cannabis or the cannabis industry, and potentially also as a result of other connections to cannabis or the cannabis industry, including investments in cannabis companies.

Regulatory and Compliance Risks

Regulatory Risks

The adult-use and medical cannabis industries and markets are subject to a variety of laws in Canada, the United States and elsewhere.

In Canada, the Cannabis Act came into force on October 17, 2018, legalizing the sale of cannabis for adult recreational use. Prior to the Cannabis Act coming into force, only the sale of medical cannabis was legal. The Cannabis Act and regulations thereunder provides a licensing and regulatory scheme governing the production, importation, exportation, testing, packaging, labelling, delivery, transportation, sale, possession and disposal of cannabis for non-medical (i.e., adult use) use, and medical use. Further, on October 17, 2019, targeted amendments to the Cannabis Act and Cannabis Regulations came into force, adding three new authorized classes of cannabis for sale: edibles, extracts and topicals.

In the United States, despite cannabis having been legalized at the state level for medical use in many states and for adult use in a number of states, cannabis containing 0.3% or more THC continues to be categorized as a Schedule I controlled substance under the CSA and subject to the CSIEA. HEXO does not currently produce or distribute any cannabis products in the United States or accept payments from any party that does so. While HEXO is considering entering into the U.S. CBD market, it would only do so in full compliance with the CSA, the CSIEA and all other applicable federal and state laws. Therefore, HEXO believes that it is not and will not become subject to the CSA or CSIEA. Nonetheless, violations of any U.S. federal laws and regulations, such as the CSA and the CSIEA, could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings initiated by either the U.S. federal government or private citizens or criminal charges, including, but not limited to, disgorgement of profits, cessation of business and activities or divestiture.

The business and activities of the Company are heavily regulated in all jurisdictions where it carries on business. The Company's operations are subject to various laws, regulations and guidelines by governmental authorities, particularly Health Canada, relating to the manufacture, marketing, management, transportation, storage, sale and disposal of cannabis, and also including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment. Laws and regulations, applied generally, grant government agencies and self-regulatory bodies broad administrative discretion over the activities of the Company, including the power to limit or restrict business activities as well as impose additional disclosure requirements on the Company's products and services.

The Company is dependent upon regulatory approvals and licences for its ability to grow, process, package, store and sell its products. Achievement of the Company's business objectives are contingent, in part, upon ongoing compliance with regulatory requirements implemented by these governmental authorities and obtaining all regulatory approvals, where necessary, for the production and sale of its products. The Company cannot predict the time required to secure all appropriate regulatory approvals for its products, or the extent of testing and documentation that may be required by governmental authorities. Any delays in obtaining, or failure to obtain regulatory approvals would significantly delay the development of markets and products and could have a material adverse effect on the business, financial condition, results of operations and prospects of the Company.

Further, HEXO is subject to ongoing inspections by Health Canada to monitor HEXO's compliance with its licencing requirements. HEXO's existing licences and any new licences that it may obtain in the future in Canada or other jurisdictions may be revoked or restricted at any time in the event that HEXO is found not to be in compliance. Should HEXO fail to comply with the applicable regulatory requirements or with conditions set out under its licences or should its licences be revoked, HEXO may not be able to continue producing or distributing cannabis in Canada.

Failure to comply with the laws and regulations applicable to its operations may lead to possible sanctions including the revocation or imposition of additional conditions on licences to operate the Company's business; the suspension or expulsion from a particular market or jurisdiction or of its key personnel; product recalls or seizures; and, the imposition of fines and censures or criminal charges.

In addition, we may be subject to enforcement proceedings resulting from a failure to comply with applicable regulatory requirements in Canada or other jurisdictions, which could result in:

  damage awards;
  revocation of, suspension of or imposition of additional conditions on our licences;
  the denial of the renewal of our existing licences, authorizations or permits;
  the denial of the approval of any applications for future licences, authorizations or permits;
  recalls of products or product seizures;
  the suspension or expulsion from a particular market or jurisdiction or of our key personnel;
  the imposition of future operating restrictions on our business or operations; or
  the imposition of civil, regulatory or criminal fines or penalties against the Company, its officers and directors and other parties.

These enforcement actions could delay or entirely prevent the Company from continuing the production, testing, marketing, sale or distribution of its products and divert management's attention and resources away from its business operations.  In addition, changes in regulations, government or judicial interpretation of regulations, or more vigorous enforcement thereof or other unanticipated events could require extensive changes to our operations, increase compliance costs or give rise to material liabilities or a revocation of our licences and other permits. Furthermore, governmental authorities may change their administration, application or enforcement procedures at any time, which may adversely impact our ongoing regulatory compliance costs. There is no assurance that we will be able to comply or continue to comply with applicable regulations.

To the extent that there are changes to the existing or the enactment of future laws and regulations that affect the sale or offering of the Company's product or services in any way, the Company's revenues may be adversely affected.

Regulatory Developments

The commercial adult-use and medical cannabis industry is a relatively new industry in Canada. The effect of Health Canada's administration, application and enforcement of the regime established by Health Canada on HEXO and HEXO's business in Canada, or the administration, application and enforcement of the laws of other countries by the appropriate regulators in those countries, may significantly delay or impact HEXO's ability to participate in the Canadian adult-use and medical cannabis markets or, potentially, adult-use and medical cannabis markets outside Canada, to develop cannabis products and produce and sell these cannabis products.

Further, Health Canada or the regulatory authorities may change their administration, interpretation or application of the applicable regulations or their compliance or enforcement procedures at any time. Any such changes could require HEXO to revise its ongoing compliance procedures, requiring it to incur increased compliance costs and expend additional resources. There is no assurance that HEXO will be able to comply or continue to comply with applicable regulations.

Reliance on Licence Renewal and Amendment

HEXO's business operations are dependent on being licenced under the Cannabis Act. All licences must be renewed annually. HEXO's Gatineau Licence expires on April 7, 2023, the Brantford Licence expires on December 6, 2022, the Belleville Licence expires on October  21, 2023, the Atholville Licence expires on July 19, 2025, the Langley Licence expires on August 2, 2022, the Stellarton Licence expires on March 1, 2022 , the HEXO R&D Licence expires on October 25, 2024 and the Zenabis R&D License expires on December 10, 2025. Prior to the expiry of each licence, HEXO must submit to Health Canada an application for renewal of the licence containing information prescribed by the Cannabis Act. Failure to comply with the requirements of the licence or any failure to renew the licence would have a material adverse impact on the business, financial condition, results of operations and prospects of HEXO. The Company is not currently aware of any circumstances that would impede the renewal of any of its licences.

HEXO believes it is complying in all material respects with the terms of the licence and it is not aware of any reason why it would not be able to renew the licence upon its expiry. However, there can be no guarantee that Health Canada will renew the licence, or that such renewal will occur in a timely fashion or on terms similar to HEXO's existing licence or otherwise acceptable to HEXO and its business. Should Health Canada not renew HEXO's licence, delay the renewal of the licence or renew the licence on different terms, the business, financial condition, results of operations and prospects of HEXO would be materially adversely affected.

Development of Canadian Adult-Use Recreational Market

The Cannabis Act and Cannabis Regulations came into effect on October 17, 2018 and govern the federal legalization and regulation of adult-use cannabis in Canada.  The Cannabis Act sets out broad prohibitions on the promotion of cannabis. Under the Cannabis Act, subject to certain limited exceptions, it is prohibited to promote cannabis including by means of a testimonial or endorsement, doing so in a manner that there are reasonable grounds to believe could be appealing to young persons, and presenting it or any of its brand elements in a manner that associates it or the brand element with or evokes a positive or negative emotion about or image of, a way of life such as one that includes glamour, recreation, excitement, vitality, risk or daring. The Cannabis Act also sets out strict requirements for packaging.

Further, on October 17, 2019, targeted amendments to the Cannabis Act and Cannabis Regulations came into force, adding three new authorized classes of cannabis for sale: edibles, extracts and topicals for sale. The amendments introduced new regulatory controls to address sale of the new product classes, content and product specifications, packaging and licensing requirements. The effect of Health Canada's administration, application and enforcement of this new regulatory regime on the Company is unknown and the interpretation and application of the regulations may change at any time, or their implementation may be delayed. There is no assurance that the Company will be able to comply with these new regulations.

In addition, the governments of every Canadian province and territory have enacted and implemented their respective regulatory regimes for the distribution and sale of cannabis for adult-use purposes within those jurisdictions. Various different models for distribution and sale have been implemented in each jurisdiction across Canada including government-operated retail and/or distribution models, privately operated retail and/or distribution models and hybrid approaches,  These provincial or territorial legislation and regulatory regimes may change in ways that impact our ability to continue our business as currently conducted or proposed to be conducted. There is no guarantee that provincial or territorial regulatory regimes governing the distribution and sale of cannabis for adult-use purposes in each jurisdiction will remain as currently enacted or that any such legislation and regulation will create the growth opportunities that the Company currently anticipates. The federal and provincial or territorial legislation and regulatory regimes for cannabis products also include excise duties payable by licenced cannabis producers on adult-use cannabis products, in addition to goods and services tax/harmonized sales tax in certain provinces and territories. The rate of the excise duties for cannabis products varies by province and territory. Any significant increase in the rate of excise duties on cannabis products in the future could reduce consumer demands for cannabis products and adversely impact the adult-use cannabis industry and market in general. In addition, any increase in the rate of excise duties on cannabis products in the future could reduce the Company's margins and profitability in the event that the Company could not or chose not to pass along such increases to consumers. Any of the foregoing could result in a material adverse effect of the Company's business, financial condition, results of operations and prospects.

The adult-use cannabis industry and market in Canada is also subject to certain risks that are unique to this industry, as well as the risks that are currently applicable to the medical cannabis market, which are described elsewhere in this section, "Risk Factors" in the Shelf Prospectus and the AIF. If any of these shared risks occur, HEXO's business, financial condition, results of operations and prospects could be adversely affected in a number of ways, including by not being able to successfully compete in the adult-use cannabis industry and by being subject to fines, damage awards and other penalties as a result of regulatory infractions or other claims brought against HEXO.

Constraints on Marketing Products

The development of the Company's business and operating results may be hindered by applicable restriction on promotion  marketing and advertising activities imposed by Health Canada.  The regulatory environment in Canada limits the Company's ability to compete for market share in a manner similar to other industries.  If HEXO is unable to effectively market its products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through the selling price for its products, the Company's sales and operating results could be adversely affected.

Environmental and Employee Health and Safety Regulations

The Company's operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land, the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety.  The Company will incur ongoing costs and obligations related to compliance with environmental and employee health and safety matters.  Failure to comply with environmental and safety laws and regulations may result in additional costs for corrective measures, penalties or in restrictions on our manufacturing operations.  In addition, changes in environmental, employee health and safety or other laws, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Company's operations or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Company.

Market and Economic Risks

COVID-19

In December 2019, a novel strain of coronavirus ("COVID-19") emerged in Wuhan, China. Since then, it has spread to over 200 countries and territories and infections have been reported around the world. Canada confirmed its first case of COVID-19 on January 25, 2020 and its first death related to COVID-19 on March 9, 2020. On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 a global pandemic. In response to the outbreak, governmental authorities in Canada and internationally have introduced various recommendations and measures to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing. The COVID-19 pandemic and the response of governmental authorities to try to limit it are having a significant impact on the private sector and individuals, including unprecedented business, employment and economic disruptions.

As of the date of this Annual Information Form, the full extent of the effects of COVID-19 are unknown. The continued spread of COVID-19 and the measures taken by the governments of countries affected could disrupt the supply chains and the manufacture or shipment of the Company's products and adversely impact the Company's business, financial condition, results of operations and prospects. In addition, there can be no assurance that the Company will not lose members of its workforce or see its workforce man-hours reduced or incur increased medical costs as a result of these health risks. The effects of the pandemic on the Company's international operations contributed to the Company recording an impairment loss in fiscal 2020. The Company is actively assessing and responding, where possible, to the potential impact of the COVID-19 pandemic. The Company continued its operations throughout the crisis by implementing appropriate measures designed to protect the health and safety of its employees.

The Company has taken steps to mitigate the impact of COVID-19, including implementing precautionary measures at its facilities to ensure the safety of its staff and product consumers, such as limiting access to essential personnel and protocols around sanitation and social distancing. Despite these mitigation steps, the continued presence and spread of COVID-19 nationally and globally could have a material adverse impact on our business, operations, financial results, position and prospects, including through disruptions in our labour inputs and cultivation and processing activities, supply chains and sales channels and changes in product demand. For instance, the precautionary measures taken by the Company and similar measures taken by other businesses may adversely impact the Company's labour productivity and its supply chains.

Persistent social distancing measures and restrictions imposed by the federal, provincial and territorial governments in Canada on the movement of individuals and the distribution of cannabis in the country may adversely affect the Company's cannabis sales. It is difficult for the Company to predict how the COVID-19 pandemic may affect the Company's business in the future, including the effect it may have (positive or negative; long or short term) on the price of, and demand for, cannabis. It is possible that the COVID-19 pandemic could have a material adverse effect on the Company's business, financial condition, results of operations and prospects as well as the market for its securities and/or its ability to obtain financing. The extent to which the COVID-19 pandemic impacts the Company's results will depend on future developments that are highly uncertain and cannot be predicted, including new information that may emerge concerning the duration of the outbreak, the severity of the virus, and the actions to contain its impact.

In addition, COVID-19 is impacting cannabis retail sales channels and may adversely affect the Company's ability to successfully market and sell its products.  While cannabis retail has been declared an essential service by provincial governments, with retailers continuing to operate with a mix of online and in-store sales and curbside pick-up and/or delivery services, and while licenced producers can continue production, the situation is uncertain. Moreover, sales volumes of cannabis may be adversely impacted by consumer "social distancing" behaviours. What further impact, if any, the COVID-19 pandemic may have on cannabis retail markets is unpredictable. The COVID-19 pandemic may also negatively impact service levels with Health Canada, which licences and regulates the Company's operations. The continued spread of COVID-19 nationally and globally could also lead to a deterioration of general economic conditions including a possible national or global recession. Due to the speed with which the COVID-19 situation is developing and the uncertainty of its magnitude, outcome and duration, it is not possible to estimate its impact on our business, operations or financial results; however, the impact could be material. The Company continues to monitor the situation and work with its stakeholders, including employees, customers and suppliers, in order to assess further possible implications to its business, supply chain and customers, and, where practicable, mitigate adverse consequences and responsibly address this global pandemic.

Challenging Global Financial Conditions

In recent years, global credit and financial markets have experienced extreme disruptions, including with respect to, at times, severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. There can be no assurance that significant deterioration in credit and financial markets and confidence in economic conditions will not occur in the future. Any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions could have a material adverse effect on the Company's business, financial condition and results of operations.

Further, global credit and financial markets have displayed arguably increased volatility in response to global events. For instance, since November 30, 2019, the COVID-19 pandemic resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 pandemic are unknown at this time, as is the efficacy of government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the Company's business, financial condition, results of operations and prospects.

Future crises may be precipitated by any number of causes, including natural disasters, public health crises, geopolitical instability, changes to energy prices or sovereign defaults. These factors may impact the ability of the Company to obtain equity or debt financing in the future and, if obtained, on terms favorable to the Company. Increased levels of volatility and market turmoil can adversely impact the Company's operations and the value, and the price of the Common Shares could be adversely affected.

In addition, there is a risk that one or more of the Company's current service providers may themselves be adversely impacted by difficult economic circumstances, which could have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

Vulnerability to Rising Energy Costs

The Company's cannabis growing operations consume considerable energy, making the Company vulnerable to rising energy costs. Although the cultivating activities are mostly located in Quebec and Ontario, which have one of the lowest hydro rates in the country, rising or volatile energy costs may adversely impact the business of the Company and its ability to operate profitably.

Impact of the Illicit Supply of Cannabis

In addition to competition from licenced producers and those able to produce cannabis legally without a licence, we also face competition from unlicenced and unregulated market participants, including illegal dispensaries and black market suppliers selling cannabis and cannabis-based products in Canada.

Despite the legalization of medical and adult-use cannabis in Canada, black market operations remain and are a substantial competitor to our business.  In addition, illegal dispensaries and black market participants may be able to (i) offer products with higher concentrations of active ingredients that are either expressly prohibited or impracticable to produce under current Canadian regulations, and (ii) use delivery methods, including edibles, concentrates and extract vaporizers, that we are currently prohibited from offering to individuals in Canada, (iii) use marketing and branding strategies that are restricted under the Cannabis Act and Cannabis Regulations, and (iv) make claims not permissible under the Cannabis Act and other regulatory regimes.  As these illicit market participants do not comply with the regulations governing the medical and adult-use cannabis industry in Canada, their operations may also have significantly lower costs.

As a result of the competition presented by the black market for cannabis, any unwillingness by consumers currently utilizing these unlicenced distribution channels to begin purchasing from licenced producers for any reason or any inability or unwillingness of law enforcement authorities to enforce laws prohibiting the unlicenced cultivation and sale of cannabis and cannabis-based products could (i) result in the perpetuation of the black market for cannabis, (ii) adversely affect our market share and (iii) adversely impact the public perception of cannabis use and licenced cannabis producers and dealers, all of which would have a materially adverse effect on our business, operations and financial condition.

Competition

HEXO faces intense competition from licenced producers and other companies, some of which can be expected to have greater financial, production, marketing, research and development and technical and human resources  and experience than the Company. Additionally, there is potential that the industry will undergo consolidation, creating larger companies that may have greater resources and experience in all of these areas as well as increased geographic scope.

As a result, HEXO's competitors may be more successful than HEXO in gaining market penetration and market share.  HEXO's commercial opportunity in the adult-use market could be reduced or eliminated if its competitors produce and commercialize products for the adult-use market that, among other things, are safer, more effective, more convenient or less expensive than the products that we may produce, have greater sales, marketing and distribution support than HEXO's products, enjoy enhanced timing of market introduction and perceived effectiveness advantages over HEXO's products and receive more favourable publicity than HEXO's products.  If HEXO's adult-use products do not achieve an adequate level of acceptance by the adult-use market, HEXO may not generate sufficient revenue from these products, and HEXO's adult-use business may not become profitable.

As a result of this competition, the Company may be unable to maintain its operations or develop them as currently proposed, on terms it considers acceptable or at all. Increased competition by larger, better-financed competitors with geographic advantages could materially and adversely affect the business, financial condition, results of operations and prospects of the Company.

The number of licences granted and the number of licenced producers ultimately authorized by Health Canada could have an impact on the operations of the Company. HEXO expects to face additional competition from new market entrants that are granted licences under the Cannabis Act or existing licence holders which are not yet active in the industry. If a significant number of new licences are granted by Health Canada in the near-term future, HEXO may experience increased competition for market share.

If the national demand of adult-use cannabis in Canada increases, along with an increased number of licenced producers, HEXO expects that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products. To remain competitive, HEXO will require a continued high level of investment in joint enterprises, research and development, marketing, sales and client support. HEXO may not have sufficient resources to maintain and support these efforts on a competitive basis which could materially and adversely affect the business, financial condition, results of operations and prospects of the Company.

Moreover, the Cannabis Act and relevant provincial and territorial legislation allows individuals in certain jurisdictions to cultivate, propagate, harvest and distribute up to four cannabis plants per household, provided that each plant meets certain requirements.  If we are unable to effectively compete with other suppliers to the adult-use cannabis market, or a significant number of individuals take advantage of the ability to cultivate and use their own cannabis, HEXO's success in the adult-use business may be limited and may not fulfill the expectations of management.

Any or all of these events could materially and adversely affect the business, financial condition, results of operations and prospects of the Company.

Supply and Price Fluctuations

Cannabis producers in Canada may produce more cannabis than is needed to satisfy the collective demand of the Canadian adult-use and medical markets, and they may be unable to export that oversupply into other markets where cannabis use is fully legal under all federal and state or provincial laws. As a result, the available supply of cannabis could exceed demand, resulting in a significant decline in the market price for cannabis. If such supply or price fluctuations were to occur, HEXO's revenue and profitability may fluctuate materially and its business, financial condition, results of operations and prospects may be adversely affected.

In addition, demand for cannabis and cannabis products is dependent on a number of social, political and economic factors that are beyond HEXO's control, including the novelty of legalization, which may wear off.  A material decline in the economic conditions affecting consumers can cause a reduction in disposable income for the average consumer, change consumption patterns and result in a reduction in spending on cannabis products or a switch to other products obtained through illicit channels.  There can be no assurance that market demand for cannabis will continue to be sufficient to support HEXO's current or future production levels or that HEXO will be able to generate sufficient revenue to be profitable.

Risks Inherent in an Agricultural Business

A key aspect of HEXO's business is growing cannabis, and as such the Company is exposed to the risks inherent in any agriculture business, such as disease spread, hazards, pests and similar agricultural risks that may create crop failures and supply interruptions for the Company's customers. To mitigate the risk, HEXO has trained personnel to carefully monitor the growing conditions. Although HEXO grows its products indoors under climate controlled conditions and carefully monitors the growing conditions with trained personnel, there can be no assurance the natural elements will not have a material adverse effect on the production of its products.

Limited Operating History

The cannabis industry and HEXO are in an  early stage of development and HEXO is subject to the risks any early stage business faces. HEXO has incurred operating losses since commencing operations. The success of the Company is dependent on, among other things, eventual profitability of operations, ability to raise funds when necessary in a timely manner, and senior management's ability to execute on strategy. The Company may incur losses in the future and may not achieve profitability.

Wholesale Price Instability

The cannabis industry is a margin-based business in which gross profits depend on the excess of sales prices over costs. Consequently, profitability is sensitive to fluctuations in wholesale and retail prices caused by changes in supply (which itself depends on other factors such as weather, fuel, equipment and labour costs, shipping costs, economic situation, government regulations and demand), taxes, government programs and policies for the cannabis industry (including price controls and wholesale price restrictions that may be imposed by government agencies responsible for the sale of cannabis), and other market conditions, all of which are factors beyond the control of the Company. The Company's operating income may be significantly and adversely affected by a decline in the price of cannabis and will be sensitive to changes in the price of cannabis and the overall condition of the cannabis industry, as the Company's profitability is directly related to the price of cannabis. The price of cannabis is affected by numerous factors beyond the Company's control. Any price decline may have a material adverse effect on the Company's business, financial condition and results of operations.

Price Volatility of the Common Shares

The outstanding Common Shares are listed on the TSX and the Nasdaq, under the symbol "HEXO". The market price of the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond HEXO's control. Companies in the cannabis sector have also been experiencing extreme volatility in their trading prices. This volatility may affect the ability of holders of Common Shares to sell their securities at an advantageous price. Market price fluctuations in the Common Shares may be due to the Company's operating results failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts' estimates, adverse changes in general market or industry conditions or economic trends, acquisitions, dispositions or other material public announcements by the Company or its competitors, along with a variety of additional factors. These broad market fluctuations may adversely affect the trading price of the Common Shares.

Financial markets historically at times experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Company's operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company's operations could be adversely impacted, and the trading price of the Common Shares may be materially and adversely affected.

Future Sales or Issuances of Securities

We may issue additional securities to finance future activities. The Company's articles permit the issuance of an unlimited number of Common Shares, and shareholders will have no pre-emptive rights in connection with such further issuance. The directors of the Company have discretion to determine the price and the terms of further issuances. Moreover, additional Common Shares will be issued by the Company on the exercise of options under the Company's stock option plan and upon the exercise of outstanding warrants. We cannot predict the size of future issuances of securities or the effect, if any, that future issuances and sales of securities will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices of the Common Shares. In connection with any issuance of Common Shares, investors will suffer dilution to their voting power, and we may experience dilution in our earnings per share.

Macroeconomic and Other Geo-Political Risks

HEXO's business is subject to risks associated with adverse economic conditions in Canada and globally, including economic slowdown, inflation and the disruption, volatility and tightening of credit and capital markets. Increases in unemployment rates, tax increases, governmental spending cuts or a return of high levels of inflation could adversely affect consumer spending patterns and result in a reduction in consumption of cannabis products in Canada and elsewhere in the world, including HEXO's products. HEXO's business, financial condition, results of operations and prospects may suffer as a result. These conditions could also worsen cash flows, liquidity and access to capital for HEXO and cause and other financial hardships for HEXO and its suppliers, distributors, retailers and clients, thereby adversely impacting HEXO's ability to produce and distribute its products.

In addition, natural disasters, pandemic outbreaks, boycotts, civil unrest and other geo-political disruptions could adversely affect HEXO. These events may damage HEXO's properties, deny HEXO access to an adequate workforce, increase the cost of energy and other raw materials, temporarily or permanently close HEXO's facilities, disrupt the production, supply and distribution of HEXO's products and disrupt HEXO's information systems.

Return on Investment Risk

There is no guarantee that an investment in the Offered Shares will earn any positive return in the short or long term. No dividends on the Common Shares have been paid to date. A purchase of Offered Shares under the Offering involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment.

Dividends

HEXO has never declared or paid any dividends on our Common Shares. We intend, for the foreseeable future, to retain our future earnings, if any, to finance our business activities. The payment of future dividends, if any, will be reviewed periodically by our Board and will depend upon, among other things, conditions then existing including earnings, financial conditions, cash on hand, financial requirements to fund our business activities, development and growth, and other factors that our Board may consider appropriate in the circumstances

Legal Risks

General Business Risk and Liability

Given the nature of Company's business, it may from time to time be subject to claims or complaints from investors or others in the normal course of business. The legal risks facing the Company, its directors, officers, employees or agents in this respect include potential liability for violations of securities laws, breach of fiduciary duty and misuse of investors' funds. Some violations of securities laws and breach of fiduciary duty could result in civil liability, fines, sanctions, or the suspension or revocation of the Company's right to carry on its existing business. The Company may incur significant costs in connection with such potential liabilities.

Product Liability

As a manufacturer and distributor of products designed to be ingested or inhaled by humans, HEXO faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of HEXO's products involve the risk of injury or loss to consumers due to tampering by unauthorized third parties, product contamination, unauthorized use by consumers or other third parties. Previously unknown adverse reactions resulting from human consumption of HEXO's products alone or in combination with other medications or substances could occur. HEXO may be subject to various product liability claims, including, among others, that HEXO's products caused injury, illness or loss, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against HEXO could result in increased costs, could adversely affect HEXO's reputation with its clients and consumers generally, and could have a material adverse effect on the results of operations and financial condition of HEXO. There can be no assurances that HEXO will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of HEXO's potential products.

Product Recalls or Returns

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of HEXO's products are recalled or returned due to an alleged product defect or for any other reason, HEXO could be required to incur the unexpected expense of the recall or return and any legal proceedings that might arise in connection with the recall. HEXO may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall or return may require significant management attention. Although HEXO has detailed procedures in place for testing finished products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls or returns, regulatory action or lawsuits. Additionally, if one of HEXO's significant brands were subject to recall or return, the image of that brand and HEXO could be harmed. A recall or return for any of the foregoing reasons could lead to decreased demand for HEXO's products and could have a material adverse effect on the results of operations and financial condition of HEXO. Additionally, product recalls or returns may lead to increased scrutiny of HEXO's operations by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses.

Risks Regarding Vaping Products

On October 4, 2019, the U.S. Food and Drug Administration issued a warning to the public to stop using vaping liquids containing cannabis derivatives and ingredients, such as CBD and THC, in light of a potential but unconfirmed link to lung injuries such as severe pulmonary illness. Lung injuries associated with the use of cannabis derivative containing vaping liquid have also been reported in Canada resulting in certain provinces either banning or delaying the sale of vaping liquids and vaping products to consumers. In response, Health Canada issued an information update advising Canadians who use cannabis derivative containing vaping liquids to monitor themselves for symptoms of pulmonary illness. There may be further governmental and private sector actions aimed at reducing the sale of or prohibiting cannabis containing vaping liquids and/or seeking to hold manufacturers of cannabis containing vaping liquids responsible for the adverse health effects associated with the use of these vaping products. These actions, combined with potential deterioration in the public's perception of cannabis containing vaping liquids, may result in a reduced market for the Company's vaporizer products. Federal, provincial and local regulations or actions that prohibit or restrict the sale of the Company's vaporizer products including cannabis derivative vaping liquids, or that decrease consumer demand for the Company's products by prohibiting their use, raising the minimum age for their purchase, raising the purchase prices to unattractive levels via taxation, or banning their sale, could adversely impact the Company's business, financial condition, results of operations and prospects

Sufficiency of Insurance

The Company maintains various types of insurance which may include errors and omissions insurance; directors' and officers' insurance; property coverage; and, general commercial insurance. While we may have insurance to protect our assets, operations, and employees, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which we are exposed. There is no assurance that claims will not exceed the limits of available coverage; that any insurer will remain solvent or willing to continue providing insurance coverage with sufficient limits or at a reasonable cost; or, that any insurer will not dispute coverage of certain claims due to ambiguities in the policies. There can also be no assurance that such insurance will be adequate to cover the Company's liabilities or that it will be available in the future or at all, and that it will be commercially justifiable. The Company may be subject to liability for risks against which it cannot insure or against which it may elect not to insure due to the high cost of insurance premiums or other factors. A judgment against any member of the Company in excess of available coverage could have a material adverse effect on the Company in terms of damages awarded and the impact on the reputation of the Company. The payment of any such liabilities would reduce the funds available for its normal business activities. Payment of liabilities for which the Company does not carry insurance may have a material adverse effect on its business, financial condition and operations.

Litigation

The Company may become party to litigation from time to time in the ordinary course of business which could adversely affect its business.  Should any litigation in which the Company becomes involved be determined against the Company, such a decision could adversely affect the Company's ability to continue operating and the market price for the Company's common shares and could use significant resources.  Even if the Company is involved in litigation and wins, litigation can redirect significant company resources. While the Company cannot predict the outcome of any litigation it is or may be involved in, it intends to assert all available defences and vigorously defend these proceedings. Defending litigation, whether or not meritorious, is time-consuming for management and detracts from the Company's ability to fully focus its internal resources on its business activities. In addition, legal fees and costs incurred in connection with such activities may be significant and the Company could, in the future, be subject to judgments or enter into settlements of claims for significant monetary damages. Further, the Company's underwriting agreement with the underwriters contains contractual indemnification provisions that may require the Company to indemnify the underwriters with respect to the claims against them and their legal costs of defending the actions. A decision adverse to the Company's interests could result in the payment of substantial damages and could have a material adverse effect on our cash flow, results of operations and financial position, and the limits of available insurance may be insufficient to cover our eventual liability. Please see “General Development of the Business – Three Year History – Legal Proceedings” sections of this AIF for additional information on ongoing litigation the Company is a party to.

Significant Obligations as a Public Company

The Company is subject to evolving corporate governance and disclosure regulations that may from time to time increase HEXO's risk of non-compliance, which could adversely impact the price of the Common Shares. The Company is also subject to various rules and regulations as implemented by a number of governmental and self-regulated bodies, including, but not limited to, the Canadian Securities Administration, the TSX and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity creating many new requirements.

Foreign Activities Risks

International Expansion Risks

Aside from its presence and operations in the U.S., and through its acquisition of Zenabis, HEXO also has a partnership with parties located in Malta to serve the EU medical cannabis market and intends on having additional operations outside of Canada in jurisdictions where medical and/or adult-use recreational cannabis is legally permitted. This may be affected as other countries develop, adopt and change their cannabis laws. Increased international competition, including competition from suppliers in other countries who may be able to produce at lower cost and limitations placed on the Company by Canadian or other regulations, might lower the demand for its cannabis products on a global scale.

In the event that HEXO further expands into jurisdictions outside of Canada, it will be subject to additional business risks, including whether any market for our products will develop or be maintained. HEXO may face new or unexpected risks or significantly increase its exposure to one or more existing risk factors, including economic instability, changes in laws and regulations, and the effects of competition. These factors may limit HEXO's ability to successfully expand our operations into such jurisdictions and may have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

Changes, if any, in the laws, regulations and policies relating to the advertising, production, sale and use of cannabis and cannabis-based products or in the general economic policies in these jurisdictions, or shifts in political attitude related thereto, may adversely affect the operations or profitability of HEXO's international operations outside of Canada.  Specifically, HEXO's operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on advertising, production, price controls, export controls, controls on currency remittance, increased income taxes, restrictions on foreign investment, land and water use restrictions and government policies rewarding contracts to local competitors or requiring domestic producers or vendors to purchase supplies from a particular jurisdiction.  Failure to comply strictly with applicable laws, regulations and local practices could result in additional taxes, costs, civil or criminal fines or penalties or other expenses being levied on HEXO's international operations, as well as other potential adverse consequences such as the loss of necessary permits or governmental approvals.

The continuation or expansion of HEXO's international operations depends on its ability to renew or secure necessary permits, licences and other approvals.  An agency's denial of or delay in issuing or renewing a permit, licence or other approval, or revocation or substantial modification of an existing permit, licence or approval, could prevent the Company from continuing its operations in, marketing efforts in, or exports to countries other than Canada.  Further, the export and import of medical cannabis is subject to United Nations treaties establishing country-by-country quotas and HEXO's export and import permits are subject to these quotas which could limit the amount of cannabis it can export to any particular country.

In addition, if HEXO expands into jurisdictions which are emerging markets, it may encounter political and other risks in emerging markets. Such operations would expose HEXO to the socioeconomic conditions as well as the laws governing the cannabis industry in such countries. Inherent risks with conducting foreign operations include, but are not limited to: high rates of inflation; extreme fluctuations in currency exchange rates; military repression war or civil war; social and labor unrest; organized crime; hostage taking; terrorism; violent crime; expropriation and nationalization; renegotiation or nullification of existing licences, approvals, permits and contracts; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political norms, currency controls and governmental regulations that favor or require us to award contracts in, employ citizens of, or purchase supplies from, the jurisdiction. Governments in certain foreign jurisdictions intervene in their economies, sometimes frequently, and occasionally make significant changes in policies and regulations. Changes, if any, in cannabis industry or investment policies or shifts in political attitude in the countries in which HEXO may expand may adversely affect its operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, importation of product and supplies, income and other taxes, royalties, the repatriation of profits, expropriation of property, foreign investment, maintenance of licences, approvals and permits, environmental matters, land use, land claims of local people, water use and workplace safety. Failure to comply strictly with applicable laws, regulations and local practices could result in loss, reduction or expropriation of licences, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

HEXO continues to monitor developments and policies in the emerging markets in which it may expand; however, such developments cannot be accurately predicted and could have an adverse effect on our operations or profitability. Any of the foregoing risks and uncertainties could have a material adverse effect on HEXO's business, financial condition, results of operations and prospects.

Ownership or Control Restrictions in Foreign Jurisdictions

Non-resident individuals and non-domiciled foreign legal entities may be subject to restrictions on the acquisition or lease of properties in certain emerging markets. Limitations also apply to legal entities domiciled in such countries which are controlled by foreign investors, such as the entities through which HEXO may operate in certain countries. Accordingly, HEXO's current and future operations may be impaired as a result of such restrictions on the acquisition or use of property, and our ownership or access rights in respect of any property we own or lease in such jurisdictions may be subject to legal challenges, all of which could result in a material adverse effect on the Company's business, results of operations, financial condition and cash flows.

Reputational Risks

Unfavourable Publicity or Consumer Perception and Changing Consumer Preferences

The Company believes the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis produced. Consumer perception of the Company's products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for the Company's products and the business, results of operations, financial condition, cash flows and prospects of the Company. The Company's dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Company, the demand for the Company's products, and the business, results of operations, financial condition, cash flows and prospects of the Company. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis in general, or the Company's products specifically, or associating the consumption of cannabis with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers' failure to consume such products appropriately or as directed.

In addition, the patterns of cannabis consumption in Canada and elsewhere in the world may shift over time due to a variety of factors, including changes in demographics, social trends, public health polices and other leisure or consumption behaviors. If consumer preferences were to move away from HEXO's products or cannabis products in general, or HEXO is unable to anticipate and respond effectively to shifts in consumer behaviors, HEXO's revenue may decline and its business, financial condition, results of operations and prospects may be adversely affected.

Unfavourable Research Results

Research in Canada, the U.S. and internationally regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis or isolated cannabinoids (such as CBD and THC) remains in early stages. There have been relatively few clinical trials on the benefits of cannabis or isolated cannabinoids. The potential medical benefits of cannabinoids are based on published articles and reports but are subject to the experimental parameters, qualifications and limitations in the studies that have been completed. Although HEXO believes that the articles, reports and studies support its beliefs regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis, future research and clinical trials may prove such statements to be incorrect, or could raise concerns regarding, and perceptions relating to, cannabis. Given these risks, uncertainties and assumptions, undue reliance should not be placed on such articles and reports. Future research studies and clinical trials may draw opposing conclusions or reach negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing, social acceptance or other facts and perceptions related to cannabis, which could have a material adverse effect on the demand for HEXO's products with the potential to lead to a material adverse effect on HEXO's business, financial condition, results of operations and prospects.

Banned Substances

HEXO's products are made from cannabis and contain varying levels of THC and CBD.  THC and CBD banned in many jurisdictions and heavily regulated in many others.  Moreover, regulatory frameworks for legal amounts of consumed THC and CBD is evolving.  Whether or not ingestion of THC or CBD (at low levels or otherwise) is permitted in a particular jurisdiction, there may be adverse consequences to end users who test positive for trace amounts of THC or CBD attributed to use of HEXO's products.  Positive tests may adversely affect the end user's reputation, ability to obtain or retain employment and participation in certain athletic or other activities.  A claim or regulatory action against HEXO based on such positive test results could adversely affect HEXO's reputation.

Industry Research

The trading market for HEXO's Common Shares depends, in part, on the research and reports that securities or industry analysts publish about HEXO and its business. If one or more of the analysts who cover HEXO downgrades its Common Shares or publishes inaccurate or unfavorable research about HEXO's business, the trading price of the Common Shares may decline. In addition, if HEXO's results of operations fail to meet the forecasts of analysts, the trading price of the Common Shares may also decline. If one or more of these analysts cease coverage of HEXO or fail to publish reports on HEXO regularly, demand for HEXO's Common Shares could decrease, which might cause the trading price and trading volume to decline.

DIVIDENDS

HEXO has never paid any dividends on the Common Shares. HEXO does not intend to pay any dividends on the Common Shares in the foreseeable future. In addition, HEXO is restricted from paying dividends pursuant to certain solvency tests prescribed under the Business Corporations Act (Ontario) and is currently subject to contractual restrictions on the payment of dividends under its Credit Facility and, if there is any event of default thereunder, the Debentures issued under the Debenture Private Placement. Any decision to pay dividends on the Common Shares in the future will be at the discretion of the Company's Board of Directors and will depend on, among other things, the Company's results of operations, current and anticipated cash requirements and surplus, financial condition, any contractual restrictions and financing agreement covenants, the solvency tests imposed by corporate law and other factors that the Board of Directors may deem relevant.

CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of Common Shares and an unlimited number of special shares issuable in series. As of the date of this Annual Information Form, there are 311,380,794 Common Shares issued and outstanding.

The holders of the Common Shares are entitled to one vote per share at all meetings of the shareholders of the Company either in person or by proxy. The holders of Common Shares are also entitled to dividends, if and when declared by the directors of the Company and the distribution of the residual assets of the Company in the event of a liquidation, dissolution or winding up of the Company. The Common Shares rank equally as to all benefits which might accrue to the holders thereof, including the right to receive dividends, voting powers, and participation in assets and in all other respects, on liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other disposition of the assets of the Company among its shareholders for the purpose of winding up its affairs after the Company has paid out its liabilities. The Common Shares are not subject to call or assessment rights or any pre-emptive or conversion rights. There are no provisions for redemption, purchase for cancellation, surrender or purchase of funds.

The Company has adopted an omnibus long-term incentive plan (the "Omnibus Plan") under which it is authorized to grant stock options, restricted shares, restricted share units, deferred share units, share appreciation rights and retention awards (collectively, "Awards") to officers, directors, employees and consultants. The maximum number of Common Shares reserved for issuance pursuant to Awards that may be granted under the Omnibus Plan is 10% of the issued and outstanding Common Shares as at the date of the grant. The Omnibus Plan is a "rolling" plan or "evergreen plan" under the rules of the TSX. As of July 31, 2021, there were stock options outstanding under the Omnibus Plan exercisable to purchase up to 11,237,714 Common Shares. In addition, during the year ended July 31, 2021,  the Company also issued Restricted Share Units under the Omnibus Plan for 550,832 units exercisable to receive Common Shares, which remained outstanding at July 31, 2021. No other Awards have been made under the Omnibus Plan as of the date of this Annual Information Form.

In addition, the Company has adopted a stock option plan (the "Option Plan") under which it was authorized to grant stock options to officers, directors, employees, and consultants. The Omnibus Plan has replaced the Option Plan and no additional stock options will be issued under the Option Plan. At the time the Omnibus Plan was adopted on June 27, 2018, there were stock options to acquire 9,323,396  Common Shares issued under the Option Plan, which are in addition to any Awards which may be made under the Omnibus Plan. As of July 31, 2021, options remained outstanding under the Option Plan which were exercisable to purchase up to 780,429Common Shares.

The Company also assumed the stock option plan of Newstrike (the "Newstrike Option Plan") when it acquired Newstrike in May 2019. Following the acquisition, stock options ceased to be issuable under the Newstrike Option Plan but stock options which existed at the time of the acquisition were thereafter exercisable for Common Shares based on the exchange ratio for the Company's acquisition of Newstrike rather than Newstrike shares. The Company assumed stock options exercisable to acquire a total of 2,011,863 Common Shares under the acquisition. As of July 31, 2021, options remained outstanding under the Newstrike Option Plan exercisable to purchase up to 4,739 Common Shares.

The Company also assumed the stock option plan of Zenabis (the "Zenabis Option Plan") when it acquired Zenabis on June 1, 2021. Following the acquisition, stock options ceased to be issuable under the Zenabis Option Plan but stock options which existed at the time of the acquisition were thereafter exercisable for Common Shares based on the exchange ratio for the Company's acquisition of Zenabis rather than Zenabis shares. The Company assumed stock options exercisable to acquire a total of 905,902Common Shares under the acquisition. As of July 31, 2021, options remained outstanding under the Zenabis Option Plan exercisable to purchase up to  608,206 Common Shares.

Subsequent to the end of the Company's fiscal year ended July 31, 2021, he Company also assumed the stock option plan of 48North (the "48North Option Plan") when it acquired 48North on September, 2021. Following the acquisition, stock options ceased to be issuable under the 48North Option Plan but stock options which existed at the time of the acquisition were thereafter exercisable for Common Shares based on the exchange ratio for the Company's acquisition of 48North rather than 48North shares. The Company assumed stock options exercisable to acquire a total of 162,201 Common Shares under the acquisition.

In addition, as of July 31, 2021, the Company also had common share purchase warrants outstanding exercisable to purchase up to 36,986,570 Common Shares with a weighted average exercise price of $8.81.

MARKET FOR SECURITIES

Common Shares

The Common Shares are currently listed and posted for trading on the TSX and the Nasdaq under the trading symbol "HEXO".

The following table sets forth the reported intraday high and low prices and monthly trading volumes of the Common Shares on the TSX on a monthly basis for the Company's fiscal year ended July 31, 2021.

MONTH	HIGH	LOW	VOLUME
July 2021	$6.85	$4.95	26,040,598
June 2021	$8.65	$7.05	32,192,386
May 2021	$8.93	$6.94	35,584,391
April 2021	$8.24	$6.57	25,656,803
March 2021	$9.80	$7.94	39,928,567
February 2021	$13.05	$8.05	61,657,046
January 2021	$9.19	$5.12	61,203,962
December 23-31, 2020	$5.49	$4.67	5,554,067
December 23, 2020	4:1 Share	Consolidation(2)
December 1-22, 2020	$1.51	$1.26	21,207,336
November 2020	$1.43	$0.82	27,791,696
October 2020	$1.02	$0.81	9,800,469
September 2020	$1.02	$0.86	8,755,270
August 2020	$1.07	$0.90	10,739,463

Notes:

(1) Source: Bloomberg.

The following tables set forth the reported intraday high and low prices and monthly trading volumes of the Common Shares on the NYSE on a monthly basis for the months or partial months in which the Common Shares were listed and posted for trading on the NYSE for the Company's fiscal year ended July 31, 2021. Effective August 24, 2021, the Company transferred its U.S. stock exchange listing from the NYSE to the Nasdaq (see "General Development of the Business - Three Year History - Introduction").

MONTH	HIGH	LOW	VOLUME
July 2021	US$5.71	US$3.98	82,469,715
June 2021	US$7.18	US$5.68	80,009,289
May 2021	US$7.33	US$5.73	78,232,746
April 2021	US$6.72	US$5.22	64,233,925
March 2021	US$7.83	US$6.34	85,072,548
February 2021	US$10.28	US$6.27	175,721,928
January 2021	US$7.21	US$4.00	189,487,358
December 23-31, 2020	US$4.23	US$3.68	22,239,949
December 23, 2020	4:1 Share	Consolidation(2)
December 1-22, 2020	US$1.17	US$0.98	135,527,402
November 2020	US$1.12	US$0.62	119,044,243
October 2020	US$0.80	US$0.61	36,926,914
September 2020	US$0.77	US$0.64	29,170,871
August 2020	US$0.81	US$0.69	50,506,263

Notes:

(1) Source: Bloomberg.

(2) See “General Development of the Business - Three Year History – Introduction”

Common Share Purchase Warrants

Certain common share purchase warrants of Newstrike which were listed on TSXV and which expire on June 19, 2023 were assumed by the Company through the acquisition of Newstrike and continue to trade on the TSXV under the trading symbol "HIP.WT.A". As a result of the Company's acquisition of Newstrike and in accordance with the terms and conditions set out in the supplemental warrant indenture dated May 24, 2019 among HEXO, Newstrike and TSX Trust Company governing the warrants, and reflecting the Share Consolidation, each warrant exercised is now exercisable for 0.01583 of a Common Share (rather than 1 common share in the capital of Newstrike) at an exercise price of $1 per 0.01583 of a Common Share (or an effective exercise price of approximately $63.17 per one whole Common Share), which represents an increase in the exercise price in a corresponding proportion to give effect to the  0.06332 exchange ratio (adjusted to 0.01583 as result of the Share Consolidation) in respect of the Company's acquisition of Newstrike. The following table sets forth the reported intraday high and low prices and monthly trading volumes of the warrants on the TSXV on a monthly basis for the Company's fiscal year ended July 31, 2020.

MONTH	HIGH	LOW	VOLUME
July 2020	$0.025	$0.015	648,234
June 2021	$0.025	$0.020	58,000
May 2021	$0.025	$0.015	423,270
April 2021	$0.025	$0.015	678,250
March 2021	$0.030	$0.020	1,869,760
February 2021	$0.040	$0.025	3,677,591
January 2021	$0.040	$0.015	2,267,687
December 2020	$0.030	$0.010	4,890,712
November 2020	$0.040	$0.010	1,054,094
October 2020	$0.020	$0.010	493,900
September 2020	$0.020	$0.010	291,200
August 2020	$0.030	$0.015	740,782

Notes:

(1)  Source: TMX Money

Certain common share purchase warrants of Zenabis which were listed on TSX under the symbol "ZENA.WT" and which expire on April 17, 2022 were assumed by the Company through the acquisition of Zenabis and now trade on the TSX under the symbol "HEXO.WT". As a result of the Company's acquisition of Zenabis and in accordance with the terms and conditions set out in the supplemental warrant indenture dated June 1, 2021 among HEXO, Zenabis and Computershare Trust Company of Canada governing the warrants, each warrant exercised is now exercisable for 0.024610 of a Common Share (rather than 1.3888 common shares in the capital of Zenabis) at an exercise price of $3.82 per 0.024610 of a Common Share (or an effective exercise price of approximately $111.75 per one whole Common Share), which represents an increase in the exercise price in a corresponding proportion to give effect to the 0.01772 exchange ratio in respect of the Company's acquisition of Zenabis. The following table sets out the price range and aggregate volumes traded or quoted on the TSX on a monthly basis for the periods listed below:

MONTH	HIGH	LOW	VOLUME
July 2021	$0.030	$0.020	234,525
June 2021	$0.045	$0.01	2,013,415
May 2021	$0.025	$0.015	569,185
April 2021	$0.02	$0.01	1,620,000
March 2021	$0.025	$0.015	1,160,000
February 2021	$0.045	$0.015	9,090,000
January 2021	$0.045	$0.015	4,720,000
December 2020	$0.025	$0.005	605,201
November 2020	$0.025	$0.005	266,431
October 2020	$0.025	$0.015	192,331
September 2020	$0.035	$0.015	916,481
August 2020	$0.05	$0.02	721,879

Certain common share purchase warrants of 48North which were listed on TSXV under the symbol "NRTH.WT" and which expire on April 2, 2024, were assumed by the Company through the acquisition of Zenabis and now trade on the TSX under the symbol "HEXO.WT.A". As a result of the Company's acquisition of Zenabis and in accordance with the terms and conditions set out in the supplemental warrant indenture dated September 1, 2021 among HEXO, 48North and Computershare Trust Company of Canada governing the warrants, each warrant exercised is exercisable for 0.02366 of a Common Share (rather than 1.3888 common shares in the capital of Zenabis) at an exercise price of $1.73 per 0.02366 of a Common Share (or an effective exercise price of approximately $72.70 per one whole Common Share), which represents an increase in the exercise price in a corresponding proportion to give effect to the 0.02366  exchange ratio in respect of the Company's acquisition of 48North The following table sets out the price range and aggregate volumes traded or quoted on the TSXV on a monthly basis for the periods listed below:

MONTH	HIGH	LOW	VOLUME
July 2021	$0.025	$0.015	480,300
June 2021	$0.03	$0.02	430,160
May 2021	$0.03	$0.02	866,183
April 2021	$0.04	$0.03	70,500
March 2021	$0.07	$0.02	1,021,711
February 2021	$0.12	$0.03	1,933,542
January 2021	$0.04	$0.02	863,472
December 2020	$0.02	$0.01	217,450
November 2020	$0.025	$0.01	766,650
October 2020	$0.02	$0.01	83,475
September 2020	$0.02	$0.015	94,475
August 2020	$0.03	$0.015	628,358

PRIOR SALES

The following table summarizes details of the following securities that are not listed or quoted on a marketplace issued by the Company during the Company's fiscal year ended July 31, 2021:

Senior Secured Convertible Note Financing

On May 27, 2021, the Company issued the US$360 million principal amount Secured Note directly to the Secured Noteholder. The Secured Note was sold at a purchase price of US$327 million, or approximately 91% of the principal amount. The Secured Note bears no interest except in an event of default and will mature on May 1, 2023. HEXO used substantially all the net proceeds from the issuance of the Secured Note to fund the acquisition of Redecan. Please see "General Development of the Business - Three Year History - Registered Direct Offering of US$360 Million Senior Secured Convertible Note" and "General Development of the Business - Three Year History -Redecan Acquisition" sections of this AIF for additional information on the Secured Note and the acquisition of Redecan.

Stock Options and Restricted Share Units

Date	Type of Security Issued	Note	Issuance/Exercise Price per Security	Issued
30-Oct-20	Stock options	1	$3.88	665,010
30-Oct-20	Restricted share units	2	$3.16	7,161
22-Dec-20	Stock options	3	$5.44	1,340,773
28-Apr-21	Stock options	4	$7.54	85,389
17-Jun-21	Stock options	5	$7.43	120,613
17-Jun-21	Restricted share units	6	$7.17	9,413
29-Jul-21	Stock options	7	$5.24	3,062,121
29-Jul-21	Restricted share units	8	$5.38	7,434

Notes:

(1) The Company granted 349,652 stock options to executives and 315,358 stock options to employees.

(2) RSUs granted to directors of the Company.

(3) The Company granted 380673 stock options to executives and 960,000 stock options to employees.

(4) Stock options granted to employees.

(5) The Company granted 75,000 stock options to a director and 45,613 stock options to employees.

(6) RSUs granted to directors of the Company.

(7) The Company granted 580,164 stock options to executives and 2,481,957 stock options to employees.

(8) RSUs granted to directors of the Company.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO RESTRICTION ON TRANSFER

To the Company's knowledge, there exist no securities in escrow or that are subject to a contractual restriction on transfer as of the date of this Annual Information Form.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The table below sets out, as at the date of this AIF, the names, provinces and country of residence of the directors and executive officers of HEXO, their positions and offices with HEXO, the dates since which they have served as a director or executive officer of HEXO, their present principal occupations, and the number and percentage of Common Shares which they beneficially own or over which they have control or direction, directly or indirectly. Each director is elected annually to serve until the earlier of his or her resignation or until his or her successor is elected or appointed.

Name and Residence	Position and Offices Held with the Company	Director or Officer Since (1)	Principal Occupation (2)	Number and % of Common Shares Beneficially Owned or Controlled or Directed, Directly or Indirectly (3)
Sébastien St-Louis Ontario, Canada	Co-Founder and Director	August 13, 2013 (10)	Co-founder and director of HEXO	1,587,883(6) (0.51%)
Dr. Michael Munzar(13) Québec, Canada	Director and Chair	November 17, 2014 (10)	Medical doctor	574,413(7) (0.18%)
Adam Miron (5) Ontario, Canada	Co-Founder and Director	August 13, 2013 (10)	Co-founder and director of HEXO	562,500(8) (0.18%)
Jason Ewart (4), (5) Ontario, Canada	Director	November 17, 2014 (10)	Director and Executive Vice-President, Capital Markets of Uptempo Inc.	Nil (0.00%)
Vincent Chiara (4),(5) Québec, Canada	Director	November 4, 2016 (10)	President of Groupe Mach Inc.	3,610,368(9) (1.16%)
Emilio Imbriglio (4)(11) Québec, Canada	Director	October 23, 2020	President and CEO of Raymond Chabot Grant Thornton	Nil (0.00%)
Rose Marie Gage (5) Ontario, Canada	Director	January 13, 2021	Director	13,831 (0.00%)
Peter James Montour Ontario, Canada	Director	September 1, 2021	Director	6,142,098(12) (1.97%)
Trent MacDonald Ontario, Canada	Chief Financial Officer	October 9, 2020	Chief Financial Officer of HEXO	Nil (0.00%)
Roch Vaillancourt Quebec, Canada	General Counsel	March 12, 2018	General Counsel of HEXO	5 (0.00%)
Guillaume Jouët Quebec, Canada	Chief People Officer	September 8, 2021	Chief People & Culture Officer of HEXO	Nil (Nil%)
Valerie Malone Ontario, Canada	Chief Commercial Officer	September 6, 2021	Chief Commercial Officer of HEXO	750 (0.00%)

Notes:

(1) The term of the current directors shall expire at the conclusion of the following annual meeting of the shareholders of the Company.

(2) For details on the principal occupations of the directors and officers during the past five years, see "Biographical Information".

(3) Percentage of securities is calculated from the total number of issued and outstanding shares as of July 31, 2021, being 304,309,567  shares.

(4) Member of the Audit Committee.

(5) Member of the Human Resources and Corporate Governance Committee.

(6) Includes 1,583,008 Common Shares owned of record by 8375739 Canada Inc., which is owned and controlled by Mr. St-Louis.

(7) Includes 539,413 Common Shares owned of record by 159927 Canada Inc., which is owned and controlled by Dr. Munzar.

(8) These shares are owned of record by No. 2 Mission Row Inc., which is owned and controlled by Mr. Miron.

(9) Includes 1,542,858 Common Shares owned of record by Casale HC Limited Partnership and 1,993,710 shares owned of record by SMA Trust, which are owned and/or controlled by Mr. Chiara.

(10) Reflects the date of appointment to Predecessor THCX otherwise, since March 15, 2017, the date the Qualifying Transaction was completed and the directors and officers of BFK were replaced by the directors and officers of Predecessor THCX.

(11) Mr. Imbriglio serves as the Financial Expert of the Company's Audit Committee.

(12) Common Shares owned of record by 2831364 Ontario Inc., which is owned and controlled by Mr. P. Montour.

(13) Dr. Michael Munzar was appointed to serve as Interim Chief Executive Officer pending the effective start date of Mr. Scott Cooper’s position as President and Chief Executive Officer.

As of the date of this Annual Information Form, the directors and executive officers of the Company, as a group, beneficially own, or control or direct, directly or indirectly, an aggregate 12,515,848 Common Shares, representing 4.02% of the issued and outstanding Common Shares.

Biographical Information

Sébastien St-Louis - Director

Mr. St-Louis served as the President and Chief Executive Officer of the Company from August 2013 until October 17, 2021. Mr. St-Louis is also the President and founder of Shield Real Estate Investments Inc., founded in 2012. Prior to that, he served as a Senior Account Manager at the Business Development Bank of Canada from 2008 to 2011 and as Chief Financial Officer of Wholesale Autoparts Warehouses from 2011 to 2012. Mr. St-Louis holds an MBA, DESS, finance from the Université du Québec à Montréal and a Bachelor of Arts from the University of Ottawa.

Dr. Michael Munzar - Director & Chair of the Board and Interim Chief Executive Officer

Dr. Munzar is a clinician and is currently serving as Medical Director of Statcare medical clinic in Pointe Claire, Québec. In addition, Dr. Munzar is on the board of directors of Osta Biotechnologies Inc., and has held the position of Vice President of Medical and Regulatory Affairs at Osta since 2005. He served as Medical Director of Nymox Pharmaceutical Corporation (NASDAQ:NYMX) from 1996 to 2004 and as the President of Serex Inc., a wholly owned Subsidiary of Nymox, from 2000 to 2004. Dr. Munzar has experience in the regulatory development of drugs and medical devices. He obtained his MDCM from McGill University in 1979.

Adam Miron - Director

Mr. Miron previously served as the Chief Brand Officer of the Company from August 2013 to August 2019. Mr. Miron is the co-founder of iPolitics.ca and was its Chief Information Officer from 2010 to 2013.  He was also the National Director of the Federal Liberal Commission from 2007 to 2009 and was responsible for the Liberal Party of Canada's online election campaigns. He has experience with online marketing and sales, and brand development. Mr. Miron has also run political campaigns in Canada and abroad.

Jason Ewart -Director

Mr. Ewart currently serves as a Director and Executive Vice President, Capital Markets of Uptempo Inc. Mr. Ewart is the co-founder and former CEO of the Canadian merchant bank, Fountain Asset Corp from 2003 to 2017.  Mr. Ewart was a market analyst with A&E Capital Funding Inc. and Bradstone Equity Partners Inc. between 1998 and 2002 and Vice President of Quest Investment Corporation between 2002 and 2003. He is a board member of Marathon Mortgage Corp., Attorneys Title Guarantee Fund Inc., and the Northumberland Community Futures Development Corp. Mr. Ewart is a member of the Institute of Corporate Directors (ICD) in Canada. Mr. Ewart holds an economics degree from McGill University.

Vincent Chiara - Director

Mr. Chiara is the President and sole owner of Groupe Mach Inc. ("Mach"). He began his career in 1984 as a lawyer specializing in real estate transactions and corporate litigation. In 1999 he ceased practicing law and focused on real estate acquisitions and property development through Mach, a private holding company. Mach and its affiliates hold significant investments representing approximately 19 million square feet of real estate (office, retail, residential, industrial and hotel) located primarily in Montreal and Québec City, including the Stock Exchange Tower, the CIBC Tower, the Sun Life Building, the CBC Tower and the University Complex. Mach continues to acquire and redevelop properties across North America while maintaining its institutional reputation within the market.

Emilio Imbriglio - Director

Mr. Imbriglio is currently the President and CEO of Raymond Chabot Grant Thornton, a position he has held since 2013. He is a member of the Strategy Committee and Board of Governors of Grant Thornton International Ltd., representing over 140 countries, as well as Chair of its Budget and Audit Committee. An entrepreneur himself, Mr. Imbriglio has played a leading role in developing efficient teams and was the head of the Corporate Finance Consulting Group for almost 10 years. In addition to his financial executive experience, Mr. Imbriglio was a professor at Concordia and McGill universities for 18 years. He is actively involved in the community and is a member of the Board of Directors of Société Générale Canada and Finance Montréal. Mr. Imbriglio holds a B.Comm. (Honours, Accounting) and a Graduate Diploma in Accounting from Concordia University, and a Master of Business Administration (Real Estate Finance and MIS) from McGill University. Mr. Imbriglio is a Chartered Professional Accountant (FCPA, FCA).

Rose Marie Gage - Director

Ms. Gage is a Chartered Director and professional advisor. She serves as HEXO's Chair of Environmental, Social and Governance (ESG) Committee and serves on the following Boards: Independent Director and Chair, ESG: CO2 GRO Inc., a publicly traded argi-clean tech company, Vice-Chair, Agricultural Research Institute of Ontario (provincially appointed), Ind. Director and Chair, People and Sustainability, Link Energy Supply Inc. (privately held) and Chair, Ontario Agri-Food Technologies, a not-for-profit. Through her past Board, Agency and Association service plus her C-Suite experience (CEO of Ag Energy, a provincially licensed energy retailer; CMO Schneider Electric Canada and CMO, GE Capital Distribution Equipment Finance) plus large several decades of experience working with large multinationals (Westinghouse, Eaton Corp., GE, Schneider Electric) with the focus of growth, change, M&A, integration and strategy. Ms Gage is the inaugural member of the Conference Board of Canada's Centre of Excellence for Women's Advancement, served as Vice-Chair of the Women-In-Leadership Foundation. She is certified as a Lean-Six Sigma Quality leader, as a Chartered Director, Carnegie Mellon-NACD Cyber-Security Director Oversight and is enrolled in the ESG Competent Boards program. She holds a Hons. Bach. Of Commerce from McMaster University, and Rotman School of Business and Harvard School of Business Executive Education. Ms Gage is the recipient of the Directors College Outstanding Achievement in Governance Award, the Canadian Board Diversity Council's Diversity 50 Award and the Women of Inspiration Award.

Peter James Montour - Director

Mr. Montour was an owner and managing partner of Redecan since joining in early 2017 when the company expanded from a medical supplier to a leader in todays recreational market.  His leadership has been instrumental in navigating Redecan through manufacturing, sales, day to day operations and key decision making.  Mr. Montour played a major role in the development and success of the Redecan's award winning "Redee" pre-rolls which were the first of its kind in the world for the cannabis industry. Prior to joining Redecan, Mr. Montour spent thirteen years with his family's tobacco company which is the largest private owned Indigenous company in the world. There he gained knowledge on all aspects of running a successful business. His passion for innovation and ability to connect with customers has always motivated him to try harder.

Trent MacDonald - Chief Financial Officer

Mr. MacDonald has more than 15 years of financial executive experience, working for both publicly listed and private enterprises.  Prior to becoming CFO at HEXO, he served as the CFO for Rx Drug Mart, a private pharmacy operator/consolidator, helping to guide it through significant growth in sales. Prior to that, he served as Vice President Finance of Indigo (TSX: IDG) and Vice President Finance for some of Sobeys' (TSX: EMP.A) largest divisions and regions. Throughout his career, he has focused extensively on strategic, profitable growth, designing and implementing processes and solutions to ensure operational effectiveness and scalability. In addition to his financial executive experience, Mr. MacDonald is an award-winning entrepreneur, having owned and operated successful businesses across several different industries, from aquaculture and industrial services, to men's grooming product retail and barbering. He holds a BBA (Honours, Accounting and Finance) from St. Francis Xavier University and is a Chartered Professional Accountant (CPA, CA). He has held accounting positions at Deloitte and Crowe Soberman.

Roch Vaillancourt - General Counsel

Mr. Vaillancourt has been the Company's General Counsel since March 2018. Roch brings almost 25 years of business and legal experience to his role as General Counsel and Corporate Secretary. Roch has been involved in several successful business ventures, both as an executive and legal advisor which earned him inclusion as one of Canada's top 100 General Counsels (Legal 500 GC Powerlist -2016). As General Counsel, Roch plays an integral role in crafting all aspects of the Company's business and legal strategy, including contract negotiations, ensuring regulatory compliance, managing legal and regulatory issues, and supporting management and the Board of Directors in all legal issues.

Valerie Malone - Chief Commercial Officer

Ms. Malone has more than 20 years of experience managing businesses across different verticals including consumer packaged goods, technology and electronics, durable goods and consulting to her role at the Company. Ms. Malone's vast leadership experience includes roles at high-profile organizations including PepsiCo Canada, Whirlpool Corporation, LG Electronics and Lixil, with responsibilities spanning from Vice-President of Marketing to General Manager and President. Her success has been built through strategies rooted in data, analytics and consumer insights. Valerie comes well prepared to immediately make an impact with her in-depth knowledge of the Company and its product brands. As the Company's Chief Commercial Officer, Ms. Malone oversees the Marketing, Sales and Product Development groups with a focus on commercial strategy and development.

Guillaume Jouët - Chief People & Culture Officer

Mr. Jouët brings more than 20 years of experience as a senior international executive leading human resources, sustainability, public affairs and communications functions, to his role at the Company. Recognized for successfully connecting growth and sustainability strategies, talent and organization development, innovation, and business opportunities, Mr. Jouët has a proven record of driving engagement and performance. Mr. Jouët's diverse experience includes manufacturing, consumer packaged goods, agriculture, food products, infrastructure, mining and natural resources with roles at Bel (GoGo squeeZ, The Laughing Cow, Boursin, Babybel, etc.) and Italcementi Group (now Heidelberger Group). Previously, Mr. Jouët worked as a consultant, advising companies on innovation, sustainability, organization and leadership matters. As the Company's Chief People & Culture Officer, Mr. Jouët oversees the People & Culture group with a focus on developing building an engaged workforce that supports the company's corporate goals.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, no director or executive officer of the Company, or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

1. is, as of the date of this Annual Information Form, or has been within the last ten (10) years of the date of this Annual Information Form, a director, chief executive officer or chief financial officer or any company that while acting in such capacity, the company:

(a) was subject to a cease trade order, a similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than thirty (30) consecutive days; or,

(b) was subject to a cease trade order, a similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than thirty (30) consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director, or

2. has, within the ten (10) years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a received, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

To the knowledge of the Company, no director or executive officer of the Company, or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to:

1. any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

2. any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

The Company may from time to time become involved in transactions which conflict with the interests of the directors and the officers of the Company. The interest of these persons could conflict with those of the Company. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interest of the Corporation.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no material legal proceedings that HEXO is or was a party to, or that any of its property is or was the subject of, during the year ended July 31, 2021, and no such proceedings are known by HEXO to be contemplated, other than the following:

  As of July 31, 2021, the Company and its former Chief Executive Officer are defendants in a putative class-action lawsuit pending in the Québec Superior Court brought on behalf of certain purchasers of shares of the Company and filed on November 19, 2019. The lawsuit asserts causes of action for misrepresentations under the Québec Securities Act and the Civil Code of Québec in connection with certain statements contained in HEXO's prospectus, public documents and public oral statements between April 11, 2018 and November 15, 2019.  The allegations relate to: (1) statements made by HEXO regarding its agreement with the Province of Québec to supply cannabis; (2) statements made by HEXO regarding its acquisition of Newstrike, particularly the licensing of the Newstrike facilities and the forecasted synergies and/savings from the Newstrike acquisition; (3) statements made by HEXO about the net revenues in Q4 2019 and fiscal year 2020; and (4) the certifications by Sébastien St-Louis and the underwriters of HEXO. The plaintiffs seek to represent a class comprised of Québec residents who acquired HEXO' securities either in an Offering (primary market) or on the secondary market during such period and seek compensatory damages for all monetary losses and costs. The amount claimed for damages has not been quantified.

  As of July 31, 2021, the Company is named as a defendant in a proposed consumer protection class action filed on June 16, 2020, in the Court of Queens' Bench in Alberta on behalf of residents of Canada who purchased cannabis products over specified periods of time. Several other licensed producers are also named as co-defendants in the action. The lawsuit asserts causes of action, including for breach of contract and breach of consumer protection legislation, arising out of allegations that the Tetrahydrocannabinol (THC) or Cannabidiol (CBD) content of medicinal and recreational cannabis products sold by the Company and the other defendants to consumers was different from what was advertised on the products' labels. Many of the cannabis products sold by the Company and other defendants were allegedly sold to consumers in containers using plastic bottles or caps that may have rapidly absorbed or degraded the THC or CBD content within them. By allegedly over-representing the true amount of THC or CBD in the products, the plaintiff claims that consumers would be required to consume substantially more product than they otherwise would have in order to obtain the desired effects or, in the alternative, would have consumed the product without obtaining the desired effects. The action has not yet been certified as a class action.
  During the year ended July 31, 2020, the Company became subject to a lawsuit filed against HEXO Operations by Medipharm Labs Inc. ("Medipharm") seeking $9.8 million for alleged non-payment of cannabis resin it supplied to HEXO Operations pursuant to a supply agreement dated February 11, 2019 between Medipharm and HEXO Operations' former subsidiary, Up Cannabis, which was a subsidiary of Newstrike and was amalgamated with HEXO Operations, together with Newstrike and certain other affiliates, in August 2019. HEXO intends to vigorously defend itself against the claim and has filed a defence and counterclaim which alleges, among other things, that the supply agreement is void as it was entered into in bad faith. The full amount of Medipharm's claim is contested by the Company, and the Company is seeking repayment of the full value of the supply agreement in the amount of $35 million from Medipharm in its counterclaim.
  As at July 31, 2021, Zenabis is a claimant and a respondent in a petition filed by Zenabis for a determination of the amount required to repay and terminate a senior secured convertible debenture initially issued by Zenabis Investment Ltd. to 2657408 Ontario Inc. (“265 Ontario”) and held by Sundial Growers Inc. ("Sundial").” On December 30, 2020, Sundial announced that it had made a strategic investment in the senior lender, being 265 Ontario, to Zenabis Investment Ltd.’s Amended and Restated Debenture (Fifth Amendment) dated June 18, 2020 (the “Debenture”). On January 3, 2021, Sundial provided notice that Zenabis is in default under the Debenture and issued a Notice of Intention to Enforce Security under section 244(1) of the Bankruptcy and Insolvency Act (the “Demand”). None of the alleged defaults are for failure to make payments of principal or interest under the Debenture. Following the Demand, Zenabis sent a payout letter to Sundial in respect of the debt owing under the Debenture. Sundial claimed approximately $3.3 million in additional amounts owing, alleging that a default fee, prepayment fee and approximately $150,000 in legal fees were payable under the Debenture. Sundial also advised that the amended royalty under the Debenture was secured by the security documents issued pursuant to the Debenture and that Sundial would not discharge the Debenture or the security granted thereunder until the amended royalty was bought out for approximately $13.7 million. On February 19, 2021, Zenabis filed a petition for a determination of the amount required to repay and terminate the Debenture and to obtain discharges of the Debenture and related security. In furtherance of Sundial’s primary goal to derail the petition proceeding, Sundial refused to provide the amount it claims is required to repay the Debenture in full. However, Sundial’s position was that it was entitled to approximately $17 million more than Zenabis believes is payable under the Debenture as a result of a prepayment fee, default fees and the amended royalty buyout. With respect to the prepayment fee, Sundial took the position that the prepayment fee is a make-whole provision entitling Sundial to not less than 12 months of interest and fees from the date of the Debenture (June 18, 2020). Zenabis took the position that the repayment is not voluntary and the prepayment fee is not payable. With respect to the default fee, Sundial took the position that a default fee is payable each month a default occurs. Sundial claimed that defaults occurred in July, September, November and December 2020 and January 2021 and that the default is ongoing. Zenabis believes that the default fee is only payable once and conceded that a default fee in the amount of $518,750.00 is payable. With respect to the amended royalty, Sundial took a number of alternative positions including that when calculating the amended royalty, the amended royalty is payable on the entirety of the Net Cannabis Revenue regardless of whether it is greater or less than the Minimum Quarterly Revenue. Zenabis took the position that the Net Cannabis Revenue in the fourth quarter of 2020 (Q4 2020) was estimated to have been approximately $14.9 million and therefore, did not exceed the Minimum Quarterly Revenue. As such, the amount owing for Q4 2020 was $0.00. As a result, Zenabis is entitled to buyout and terminate the amended royalty for $0.00. The petition was heard on March 29, March 30, March 31, April 1, April 15 and May 14, 2021. The Judge’s decision remains on reserve and no indication as to the likely timing of its release has been provided.

The Company is not aware of any penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority, any other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor making an investment decision, or any settlement agreements the Company has entered into before a court relating to securities legislation or with a securities regulatory authority.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed elsewhere in this Annual Information Form and in the consolidated financial statements of the Company for the fiscal year ended July 31, 2021, no director or executive officer of HEXO, no shareholder who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Common Shares, nor any associate or affiliate of such persons, has or has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years of the Company or during the current financial year that has materially affected or is reasonably expected to materially affect HEXO or any of its subsidiaries. Peter James Montour is currently a director of the Company and, through a holding company, was one of the selling Redecan shareholders party to the Redecan Share Purchase Agreement and the Investor Rights Agreement described under the "General Development of the Business - Three Year History - Redecan Acquisition" section of this AIF.

TRANSFER AGENT AND REGISTAR

The transfer agent and registrar of the Company is TSX Trust Company at its offices in Toronto, Ontario. The co-transfer agent for the Company in the United States is Continental Stock Transfer & Trust Company at its offices in New York, New York.

MATERIAL CONTRACTS

Except for the contracts noted below and contracts entered into in the ordinary course of business, there are no material contracts entered into by the Company during the Company's fiscal year ended July 31, 2021 or entered into before the fiscal year ended July 31, 2021 and which are still in effect:

1. the lease dated October 30, 2018 between HEXO Operations and Belleville Complex Inc. with respect to the Company's Belleville facility, as amended by lease amending agreements between HEXO Operations and Belleville Complex Inc. dated October 22, 2019 and May 1, 2020 respectively;

2. the Secured Note issued on May 27, 2021;

3. the Redecan Share Purchase Agreement dated May 28, 2021 between the Company and the former shareholders of Redecan;

4. the Investor Rights Agreement dated May 28, 2021 between the Company and the former shareholders of Redecan;

AUDIT COMMITTEE INFORMATION

The Audit Committee has the primary function of fulfilling its responsibilities in relation to reviewing the integrity of the Company's financial statements, financial disclosures and internal controls over financial reporting; monitoring the system of internal control; monitoring the Company's compliance with legal and regulatory requirements, selecting the external auditor for shareholder approval; reviewing the qualifications, independence and performance of the external auditor; and reviewing the qualifications, independence and performance of the Company's internal auditors. The Audit Committee has specific responsibilities relating to the Company's financial reports; the external auditor; the internal audit function; internal controls; regulatory reports and returns; legal or compliance matters that have a material impact on the Company; and the Company's whistleblowing procedures. In fulfilling its responsibilities, the Audit Committee meets regularly with the internal and external auditor and key management members.

Composition and Relevant Education and Experience

As of the date hereof, the Audit Committee consists of Jason Ewart (chairman), Vincent Chiara, and Emilio Imbriglio, all of whom are "independent", and all of whom are "financially literate" within the meaning of National Instrument 52-110 - Audit Committees. Each of the Audit Committee members has an understanding of the accounting principles used to prepare the Company's financial statements, experience preparing, auditing, analyzing or evaluating comparable financial statements and experience as to the general application of relevant accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting. Information concerning the relevant education and experience of the Audit Committee members can be found in "Directors and Officers" above.

Audit Committee Charter

The full text of the Audit Committee's charter is disclosed in Schedule "A".

Pre-Approval Policies and Procedures

The Audit Committee will pre-approve all non-audit services to be provided to the Company or any subsidiary entities by its external auditors or by the external auditors of such subsidiary entities. The Audit Committee may delegate to one or more of its members the authority to pre-approve non-audit services but preapproval by such member or members so delegated shall be presented to the full Audit Committee at its first scheduled meeting following such pre-approval.

External Auditor Service Fees

The following table sets forth, by category, the fees for all services rendered by the Company's current external auditors, PricewaterhouseCoopers LLC, respectively, for the fiscal year ended July 31, 2021 (including estimates) and the comparative period fiscal year ended July 31, 2020. The table is inclusive of the relevant fees for each service associated with the subsidiaries of Company.

The Company changed its auditor to PricewaterhouseCoopers LLP from MNP LLP  on January 31, 2020. In accordance with the requirements of NI 51-102, a change of auditor notice and related materials have been filed under HEXO's profile on SEDAR. There were no "reportable events" (within the meaning of NI 51-102) involving MNP LLP.

             PWC Audit Service Fees (in '000's)

	July 31, 2021	July 31, 2020
Audit Fees(1)	$609	$740
Audit Related Fees(2)	$55	$34
Tax Fees	$Nil	$Nil
All Other Fees(3)	$874	$226

Notes:

(1) Includes fees for the performance of the annual audit and quarterly reviews of the financial statements.

(2) Denotes fees related to assurance and translation services not included in (1), in regard to the performance of the annual audit and quarterly reviews of the financial statements.

(3) Includes fees for services related to prospectus and supplement review and regulatory reviews.

INTERESTS OF EXPERTS

PricewaterhouseCoopers LLP is the independent registered public accounting firm of the Company. PricewaterhouseCoopers LLP has advised they are independent with respect to the Company within the meaning of the Rules of Professional Conduct in the province of Ontario and in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the Public Company Accounting and Oversight Board (United States) on auditor independence.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found under its profile on SEDAR at www.sedar.comhttp://www.sedar.com/ and on EGDAR at www.sec.gov.

Additional information relating to HEXO, including with respect to directors' and officers' remuneration and indebtedness, principal holders of its securities, and securities authorized for issuance under equity compensation plans, is contained in the Company's information circular for its most recent annual meeting of security holders that involves the election of directors.

Additional financial information for HEXO is provided in the audited annual consolidated financial statements and management's discussion and analysis of HEXO for the year ended July 31, 2021, which are available for viewing under the Company's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

SCHEDULE A

Audit Committee Charter

Effective September 1, 2021

1 Purpose

The Audit Committee (the "Committee") is a standing committee of the Board of Directors (the "Board") of HEXO Corp. (the "Corporation") appointed for the purpose of assisting the Board in fulfilling its oversight responsibilities for (i) the integrity of the Corporation's financial statements, (ii) the Corporation's compliance with legal and regulatory requirements, (iii) the qualifications and independence of the auditor of the Corporation (the "External Auditor"), and (iv) the performance of the internal audit function and the External Auditor.

The Committee has been established to comply and function in accordance with applicable corporate and securities law requirements, including Section 158 of the Business Corporations Act (Ontario), National Instrument 52-110 - Audit Committees of the Canadian Securities Administrators and Rule 10A-3 under the United States Securities Exchange Act of 1934, and the rules of the stock exchanges on which the Corporation's shares are listed ("Applicable Laws and Rules").

2 Authority

The Committee has authority to conduct or authorize investigations into any matter within its scope of responsibility. It is empowered to:

(a) Recommend to the Board the public accounting firm to be nominated for appointment by the Corporation's shareholders as the External Auditor, including the External Auditor's compensation, and oversee the work of the External Auditor. The External Auditor will report directly to the Committee.

(b) Resolve any disagreements between management and the External Auditor regarding financial reporting.

(c) Pre-approve permitted non-audit services performed by the Corporation's External Auditor.

(d) Retain independent counsel, accountants, or others to advise the Committee or assist in its duties and to set and pay their applicable compensation.

(e) Meet and communicate with the Corporation's officers, employees, internal audit function, External Auditor or outside counsel, as necessary and communicate directly with the Corporation's shareholders.

(f) Delegate authority, to the extent permitted by Applicable Laws and Rules, to one or more designated members of the Committee, including the authority to pre-approve all permitted non-audit services, provided that such decisions are reported to the full Committee at its next scheduled meeting.

3 Composition

(a) The Committee shall consist of a minimum of three members, all of whom shall be directors of the Corporation.

(b) Each Committee member shall be independent within the meaning of Applicable Laws and Rules.

(c) Each Committee member shall be financially literate within the meaning of Applicable Laws and Rules, such that he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer's financial statements.

(d) At least one Committee member shall have accounting or related financial management expertise as interpreted by the Board in its business judgment.

(e) The ESG Committee will recommend to the Board applicable directors for appointment to the Committee and the Chair of the Committee.

(f) If and whenever a vacancy exists on the Committee, the remaining members may exercise all of its powers so long as there continues to be at least three members on the Committee. If at any time a vacancy exists on the Committee that the Board is required to fill, the Board may appoint a new member to fill such vacancy by ordinary resolution of the Board.

(g) The Board or the Committee may, from time to time, establish policies limiting the number of audit committees which Committee members may be appointed to. If a Committee member wishes to simultaneously serve on the audit committees of more than three public companies (including the Corporation), such Committee member must first seek approval from the Board to ensure that such simultaneous service would not impair the ability of such member to effectively serve on the Committee.

4 Meetings

(a) The time and place of the meetings of the Committee, the calling of meetings and the procedure in all things at such meetings shall be determined by the Chair of the Committee.

(b) The Committee must meet at least four times per year, and at least annually with each of management and the External Auditor privately and in executive session without the presence of management.

(c) A majority of the members of the Committee shall constitute a quorum for the transaction of business at a meeting.

(d) At any meeting, each Committee member shall have one vote and any question shall be decided by a majority of the votes cast by the Committee members, except where only two members are present, in which case any question shall be decided unanimously.

(e) Any decision or determination of the Committee reduced to writing and signed by all of the members of the Committee shall be fully as effective as if it had been made at a meeting duly called and held.

(f) The Chair, if present, will act as the chair of meetings of the Committee. For any meeting at which the Committee Chair is absent, the Chair of the meeting shall be the person present who shall be decided upon by all members present.

(g) The Committee may invite such officers, directors and employees of the Corporation as it deems necessary or advisable from time to time to attend meetings of the Committee and assist in the discussion and consideration of the duties of the Committee.

(h) The External Auditor shall receive notice of and have the right to attend any meetings of the Committee, at the Corporation's expense, except such part of the meeting, if any, which is a private session not involving the External Auditor.

(i) Following a Committee meeting, the Committee Chair shall report on the Committee's activities to the Board at the next Board meeting.

(j) The Committee must keep and approve minutes of its meetings in which shall be recorded all decisions and actions taken by it, which minutes must be made available to the Board as soon as practicable after each meeting of the Committee.

5 Chair

The Chair of the Committee has the powers and responsibilities set forth in Schedule "A" hereto.

6 Responsibilities

The Committee must:

(a) Recommend to the Board the public accounting firm to be nominated for appointment by the Corporation's shareholders as the External Auditor, including the External Auditor's compensation, and oversee the work of the External Auditor.

(b) Review and discuss the annual audited financial statements and quarterly financial statements with management and the External Auditor, including the Corporation's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations" ("MD&A"), including the discussion of critical accounting estimates included therein.

(c) Review and recommend to the Board for approval, prior to public disclosure, the annual and quarterly financial statements, MD&A and annual and interim financial results press releases.

(d) Review and recommend to the Board for approval, prior to public disclosure, any financial information and earnings guidance provided externally, including to analysts and rating agencies if applicable. This review may be general (i.e., the types of information to be disclosed and the type of presentations to be made).

(e) Review significant accounting and reporting issues and understand their impact on the financial statements, including but not limited to:

(i) complex or unusual transactions and highly judgmental areas;

(ii) major issues regarding accounting principles and financial statement presentation, including any significant changes in the Corporation's selection or application of accounting principles;

(iii) unusual or sensitive matters such as disclosure of related party transactions, significant non-recurring events, significant risks and changes in provisions, estimates or provisions included in any financial statements

(iv) any significant variances with comparative reporting periods; and

(v) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Corporation.

(f) Review analyses prepared by management and/or the External Auditor relating to significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of the selection or application of the Corporation's accounting principles.

(g) Review disclosures made by the Chief Executive Officer and the Chief Financial Officer during the certification process about significant deficiencies or material weakness in the design or operation of internal controls or any fraud that involves management or other employees who have a significant role in the Corporation's internal controls and, if applicable, understand the basis upon which the certifying officers concluded that any particular deficiency or combination of deficiencies did or did not constitute a material weakness.

(h) Review compliance with covenants under any loan agreements.

(i) Review disclosure requirements for commitments and contingencies.

(j) Review with management and the External Auditor the results of the audit, including any problems or difficulties encountered. This review will include any restrictions on the scope of the External Auditor's activities or on access to requested information, management's response to the External Auditor and any significant disagreements with management, and adjustments raised by the External Auditor, whether or not included in the financial reports.

(k) Satisfy itself that adequate procedures are in place, and periodically assess the adequacy of those procedures, for the review of any public disclosure of financial information extracted or derived from the financial statements, other than the statements themselves, the MD&A or the press releases referred to above.

(l) Annually review and assess the Corporation's policies in effect from time to time, including its Disclosure and Confidentiality Policy, Disclosure Controls and Procedures, Disclosure Committee Charter and Whistleblower Policy and make recommendations to the Board.

7 Internal Control

The Committee shall also:

(a) Consider the effectiveness of the Corporation's system for internal control over financial reporting, including information technology security and control.

(b) Review the scope of the External Auditor's review of internal control over financial reporting, and obtain reports on significant findings and recommendations, together with management's responses and any special audit steps adopted in light of material control deficiencies.

(c) Review the External Auditor's management letters or internal control letters and management's responses to such letters.

(d) As requested by the Board, discuss with management, the internal audit function and the External Auditor the Corporation's identifiable risks arising from any financial, operational or other deficiencies, the adequacy and effectiveness of the Corporation's accounting and financial controls relating thereto, and the steps management has taken to monitor and control identified risks.

(e) Quarterly review the Corporation's disclosure controls and procedures, including any significant deficiencies in, or material non-compliance with same, and the steps management has taken to monitor and control such deficiencies or instances of non- compliance.

8 Internal Audit

The Committee shall also:

(a) Review and approve the mandate, nature, scope of work and organizational structure of the internal audit function of the Corporation as well as the annual audit plan and any major changes thereon.

(b) Ensure the independence and effectiveness of the internal audit function and that the internal audit function has the necessary resources to fulfill its mandate and responsibilities.

(c) Periodically review the audit plan status, including a progress report on the internal audit mandates and a follow-up on past due recommendations.

(d) Review internal audit reports, including management responses, and ensure that the necessary steps are taken to follow up on important report recommendations.

(e) Regularly meet with the internal audit function without management and the external auditor present.

9 External Audit

The Committee shall also:

(a) Review the External Auditor's proposed audit scope and approach.

(b) Review the performance of the External Auditor.

(c) Annually obtain and review the report of the External Auditor on matters required to be communicated to the Committee under Section 5135 (auditors' responsibility to consider fraud) and Section 5751 (communications with those having oversight responsibility for the financial reporting process - independence) of the Canadian Institute of Chartered Accountants handbook, and including: the External Auditor's internal quality-control procedures; any material issues raised by the most recent internal quality control review, or peer review, of the External Auditor, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the External Auditor, and any steps taken to deal with any such issues; and, to assess the External Auditor's independence, all relationships between the External Auditor and the Corporation.

(d) Report any conclusions with respect to the External Auditor to the Board.

(e) Establish and periodically assess the Corporation's hiring policies for partners, employees and former partners and employees of the current or prior External Auditor.

(f) At least once per year, meet privately with the External Auditor to discuss any matters that the Committee or the External Auditor believes should be discussed privately.

(g) Resolve any disagreements between management and the External Auditor regarding financial reporting.

(h) Review and pre-approve, in accordance with Applicable Laws and Rules, all non- audit services to be provided by the Corporation's External Auditor, taking into consideration whether the delivery of non-audit services will interfere with the independence of the External Auditor. The Committee may from time to time establish specific pre-approval policies and procedures in accordance with Applicable Laws and Rules.

(i) The pre-approval of non-audit services may be delegated to one or more independent members of the Committee, provided that such pre-approval is presented to the Committee at its first scheduled meeting following such approval. The pre-approval requirement is satisfied with respect to the provision of de minimis non-audit services if:

(i) the aggregate amount of all such non-audit services provided to the Corporation which were not pre-approved constitutes not more than 5% of the total amount of fees paid by the Corporation and its subsidiaries to the External Auditor during the fiscal year in which the non-audit services are provided;

(ii) the services were not recognized by the Corporation or its subsidiaries, at the time of the engagement, to be non-audit services; and

(iii) the services are promptly brought to the attention of the Committee and approved, prior to the completion of the audit, by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee.

(j) Review any current or anticipated litigation or legal activity that could have a material effect on the Corporation's financial position with the General Counsel of the Corporation.

10 Compliance

The Committee shall also:

(a) Annually review the effectiveness of the Corporation's system of monitoring compliance with laws and regulations and the results of management's investigation and follow-up (including disciplinary action) of any instances of non- compliance.

(b) Establish and periodically assess the adequacy of procedures for: (i) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and (ii) the confidential, anonymous submission by employees regarding questionable accounting or auditing matters.

(c) Review with the General Counsel and other members of management, the External Auditor, and any outside counsel, special counsel, separate accounting firm or other consultants and advisors as the Committee deems appropriate, any correspondence with regulators or governmental agencies and any published reports that raise material issues regarding the Company's financial statements or accounting policies.

(d) Review findings of any examinations by regulatory agencies, and any External Auditor's observations made regarding those findings.

(e) Review the process for communicating the Code of Business Conduct and Ethics to Corporation personnel, and for monitoring compliance therewith.

11 Reporting Responsibilities

The Committee shall also:

(a) Report to the Board about Committee activities and issues that arise with respect to the quality or integrity of the Corporation's financial statements, the Corporation's compliance with legal or regulatory requirements, the performance and independence of the Corporation's External Auditor and internal controls over financial reporting.

(b) Report to the Board, at least quarterly, on the implementation of internal controls systems and provide a periodic update on the status of the Corporation's internal control systems.

(c) Review any other reports the Corporation issues that relate to Committee responsibilities.

(d) Liaise with the External Auditor and the Board to ensure that any material issues that have arisen related to compliance and governance have been addressed and that appropriate actions have been identified and undertaken to mitigate the issues identified.

(e) The Committee shall at least annually evaluate its own performance and the contents of this Charter, including Schedule "A" attached hereto, and recommend to the Board such changes to the Charter as the Committee deems appropriate.

12 Other responsibilities

The Committee shall also:

(a) Review and discuss with management the Corporation's major policies with respect to risk assessment and risk management.

(b) Review, discuss with the General Counsel and other members of management and establish appropriate insurance coverage for the Corporation's directors and executive officers.

(c) Review and approve or ratify all related party transactions and real, potential or apparent conflicts of interest.

(d) After consultation with the Chief Financial Officer of the Corporation and the External Auditor, gain reasonable assurance, from time to time, of the quality and sufficiency of the Corporation's accounting and financial personnel and other resources.

(e) Review with management any hedging strategy that may be in place from time to time.

(f) Perform other activities related to this Charter as requested by the Board.

(g) Investigate any matter brought to the attention of the Committee within the scope of its duties if, in the judgment of the Committee, such investigation is necessary or appropriate.  Institute and oversee special investigations as required with respect to the discharge of the Committee's duties hereunder.

(h) Ensure appropriate disclosure of this Charter as may be required by Applicable Laws and Rules.

(i) Perform such other functions and to have such powers as may be necessary or appropriate in the efficient and lawful discharge of the foregoing.

13 Limitations on Duties

(a) Notwithstanding the foregoing and subject to Applicable Laws and Rules, nothing contained in this Charter is intended to require the Committee to ensure the Corporation's compliance with Applicable Laws and Rules.

(b) The Committee shall discharge its responsibilities and shall assess the information provided by the Corporation's management and any external advisors, including the External Auditor, in accordance with its business judgment. Committee members are not full-time Corporation employees and are not, and do not represent themselves to be, professional accountants or auditors. The authority and responsibilities set forth in this Charter do not create any duty or obligation of the Committee to (i) plan or conduct any audits, (ii) determine or certify that the Corporation's financial statements are complete, accurate, fairly presented or in accordance with applicable accounting standards and Applicable Laws, (iii) guarantee the External Auditor's reports, or (iv) provide any expert or special assurance as to internal controls or management of risk. Committee members are entitled to rely, absent knowledge to the contrary, on the integrity of the persons from whom they receive information, the accuracy and completeness of the information provided and management's representations as to any audit or non-audit services provided by the External Auditor.

(c) Nothing in this Charter is intended or may be construed as to impose on any Committee member or the Board a standard of care or diligence that is in any way more onerous or extensive than the standard to which the directors are subject under Applicable Laws and Rules.

Schedule "A"

HEXO CORP.

Audit Committee Chair Person Description

In addition to the duties and responsibilities set out in the by-laws and any other applicable charter, mandate or position description, the chair (the "Chair") of the Audit Committee (the "Committee") of HEXO Corp. shall be an independent director who has the duties and responsibilities described below.

1. Provide overall leadership to enhance the effectiveness of the Committee, including:

(a) overseeing the structure, composition, membership and activities delegated to the Committee;

(b) chairing every meeting of the Committee and encouraging free and open discussion at the meeting of the Committee;

(c) scheduling and setting the agenda for Committee meetings with input from other Committee members, the Chair of the Board of Directors and management as appropriate;

(d) facilitating the timely, accurate and proper flow of information to and from the Committee;

(e) arranging for management, internal personnel, external advisors and others to attend and present at Committee meetings as appropriate;

(f) arranging sufficient time during Committee meetings to fully discuss agenda items;

(g) encouraging Committee members to ask questions and express viewpoints during meetings, and

(h) taking all other reasonable steps to ensure that the responsibilities and powers of the Committee, as outlined in its Charter, are well understood by the Committee members and executed as effectively as possible.

2. Foster ethical and responsible decision making by the Committee and its individual members.

3. Encourage the Committee members to meet separately from the scheduled Committee meetings to ensure that all members have an opportunity to be fully informed of information that will be addressed by the Committee during the meeting.

4. Following each meeting of the Committee, report to the Board of Directors on the activities, findings and any recommendations of the Committee.

5. Carry out such other duties as may reasonably be requested by the Board of Directors.